DC

No Act

P.E. 2-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07044151

March 9, 2007

Douglas N. Currault II
Jones, Walker, Waechter, Poitevent,
Carrère & Denègre L.L.P.
201 St. Charles Avenue
New Orleans, LA 70170-5100

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/9/2007

Re: Freeport-McMoRan Copper & Gold Inc.
Incoming letter dated January 4, 2007

Dear Mr. Currault:

This is in response to your letters dated January 4, 2007 and February 21, 2007 concerning the shareholder proposal submitted to Freeport-McMoRan by the New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, New York City Fire Department Pension Fund, and New York City Board of Education Retirement System. We also have received letters on the proponents' behalf dated February 4, 2007 and February 27, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 1 5 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 0 2 2007
THOMSON
FINANCIAL

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

831259

JONES WALKER

RECEIVED

2007 JAN -8 PM 12:42

Douglas N. Currault II
Direct Dial 504-582-8412
Direct Fax 504-589-8412
dcurrault@joneswalker.com

January 4, 2007

Via Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Freeport-McMoRan Copper & Gold Inc. – Request Pursuant to Rule 14a-8(i)

Ladies and Gentlemen:

Freeport-McMoRan Copper & Gold Inc. (the Company) has received a stockholder proposal (the Proposal) from William C. Thompson, Jr., Comptroller, City of New York, filed on behalf of the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the Funds), for inclusion in the Company's proxy statement for its 2007 annual meeting of stockholders. The Proposal is attached as Exhibit 1.

On behalf of the Company and pursuant to Rule 14a-8(i)(10), we give notice of the Company's intention to omit the Proposal in its entirety from the proxy statement because the Company has substantially implemented the Proposal. Alternatively, the Company intends to exclude certain portions of the Proposal pursuant to Rule 14a-8(i)(3) because such portions are materially false or misleading statements.

On the basis of the justification provided below, we respectfully request confirmation from the Division of Corporation Finance that it will not recommend any enforcement action to the Securities and Exchange Commission if the Company omits the Proposal from its 2007 proxy statement. If the Division cannot concur in the exclusion of the Proposal in its entirety, we request confirmation that the Division will not recommend any enforcement action if the Company omits from its proxy statement the portions of the Proposal identified below.

Substantial Implementation under Rule 14a-8(i)(10)

The Company believes that the Proposal may be omitted from the proxy statement pursuant to Rule 14(a)-8(i)(10) because the Company has substantially implemented the

JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE L.L.P.

201 ST. CHARLES AVENUE NEW ORLEANS, LOUISIANA 70170-5100 504-582-8000 FAX 504-582-8583 E-MAIL info@joneswalker.com www.joneswalker.com

BATON ROUGE HOUSTON LAFAYETTE MIAMI NEW ORLEANS THE WOODLANDS WASHINGTON, D.C.

Proposal through its extensive, longstanding policies, practices and procedures of studying and reporting publicly on environmental issues, the principal components of which are its:

- Environmental Policy (the Policy),
- Independent Environmental Audits (the Environmental Audits),
- Annual Reports to Shareholders (the Annual Reports),
- Annual Working Toward Sustainable Development Reports (the WTSD Reports), and
- Report on Riverine Tailings Transport issued in May 2006 (the RTT Report).

The Policy, a summary of the most recent Independent Environmental Audit, the 2001-2005 Annual Reports, the 2001-2005 WTSD Reports, and the RTT Report are available on the Company's website at http://www.fcx.com and are described in more detail below. The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco Inc.* (available March 28, 1991); Exchange Act Release No. 34-20091 (Aug. 16, 1983).

Where companies have implemented the essential objectives of the proposal or already have in place policies and procedures concerning the subject matter of the proposal, the Staff has consistently found that the proposal has been substantially implemented and may be excluded under Rule 14a-8(i)(10). See *The Talbots, Inc.* (April 5, 2002); *The Gap, Inc.* (March 16, 2001); and *Kmart Corp.* (Feb. 23, 2000).

In *ConAgra Foods, Inc.* (July 3, 2006), where a proposal asked that the board issue a sustainability report to its shareholders, including a review of company policies, the Staff found that the proposal was excludable because the company had substantially implemented the proposal through the Social, Environmental, and Workplace sections of its Corporate Responsibility Report, all of which were available on the company's website.

In *Freeport-McMoRan Copper & Gold Inc.* (March 5, 2003), a proposal submitted by the Funds asked the Company to amend its Social and Human Rights Policy to establish a system of independent monitoring of the Company's compliance with the policy, report credible accusations of human rights violations, and report to the shareholders on the implementation of such policy. The Staff found that the proposal could be omitted because the Company had substantially implemented the proposal through its Social, Employment and Human Rights Policy and its annual Working Toward Sustainable Development Report, both of which were available on the Company's website.

We recognize that in several no-action letters the Staff did not concur in excluding a proposal pursuant to Rule 14(a)-8(i)(10); however, in those cases the companies only had *general* policies in place. See *Exxon Mobil Corporation* (available March 21, 2006); *Lowe's Companies, Inc.* (available March 21, 2006); *ConocoPhillips* (available February 22, 2006). In contrast, the Company has *specific*, longstanding policies, practices and procedures in place, as described below.

The Proposal. After briefly describing the Company's riverine tailings transport system and citing alleged violations of Indonesian environmental laws and regulations, the Proposal provides:

> Shareholders request that the Board of Directors appoint a committee, to review the company's environmental policies and practices in Indonesia with a particular reference to environmental damage that may be caused by these operations and to report to shareholders, by September, 2007 on the findings of this review.

More than ten years ago, the Company's Board of Directors established a Public Policy Committee, which oversees the Company's environmental programs. The Company's Board of Directors, Public Policy Committee and senior management routinely review the Company's environmental policies and practices in Indonesia, including impacts that the Company's operations have on the environment. In addition, the Company regularly reports to shareholders on the findings of those reviews.

Environmental Policy and Audits. The Company is committed to managing and minimizing the impact of its operations on the environment as reflected in the Company's Environmental Policy, which is published on the Company's website and attached as Exhibit 2.

Environmental auditing is a key component of the Company's Environmental Policy. The Company conducts triennial *independent* audits of its environmental practices. In 2005, Montgomery Watson Harza (MWH), an internationally respected environmental consulting firm, completed the most recent independent audit of the Company's environmental management systems. A summary of MWH's 2005 External Environmental Audit and the Company's response to MWH's 2005 Audit Recommendations are published on the Company's website and attached as Exhibits 3 and 4. In addition to those audits, the Company has voluntarily submitted to the Indonesian Environment Ministry's PROPER (Program for Pollution Control, Evaluation and Rating) environmental audit, which is ongoing.

Annual Reports, WTSD Reports and RTT Report. The Company recognizes its responsibility to communicate with the public on its environmental management programs through the publication of its Annual Reports, external audit results, and other reports and public statements. The Company's Annual Reports provide an overview of the Company's economic development, social development and environmental management programs; attached as Exhibit 5 is the overview contained in the Company's 2005 Annual Report. Since 1998, the Company has annually issued and made publicly available on its website a more detailed economic, social and environmental report entitled "Working Toward Sustainable Development." A copy of the Company's most recent (2005) WTSD Report is attached as Exhibit 6. In May 2006, the Company issued a report on Riverine Tailings Transport, which contains a detailed description of the Company's tailings management program and its impact on the river used to transport tailings; a copy of the RTT Report is published on the Company's website and attached as Exhibit 7.

To illustrate the Company's substantial implementation of the Proposal, we highlight the following points from the 2005 WTSD, the RTT Report and the 2005 Annual Report:

- The Company is strongly committed to scientific research to further understand the environment in which it operates and to comprehensive monitoring to determine the effectiveness of its management practices. (2005 WTSD Report, page 32); (RTT Report, page 2); (2005 Annual Report, page 19).

- For 2005, the Company's monitoring program collected 7,500 environmental samples and conducted over 52,000 separate analyses of samples that included aquatic biology, aquatic tissues, plant tissues, mine water, surface water, ground water, sanitary wastewater, river sediments and tailings. The program ensures that the Company has the scientific information necessary to make management decisions about operations to minimize and mitigate environmental impacts. (2005 WTSD Report, page 44); (RTT Report, page 6).

- The Company's long-term environmental monitoring program evaluates potential effects of the Company's operations by routinely measuring water quality, biology, hydrology, sediments, air quality and meteorology in its area of operations. (2005 WTSD Report, page 44); (RTT Report, page 6).

- Based on the results obtained from its monitoring and from environmental audits, the Company's senior management, with oversight from the Company's Board of Directors and Public Policy Committee, reviews and revises, as needed, environmental objectives, programs and environmental management systems. In addition, the Company's Board of Directors and Public Policy Committee periodically review and update the Policy. (2005 WTSD Report, page 52).

- The Company works with governmental agencies, the local population and responsible nongovernmental organizations to enhance its environmental performance. (2005 WTSD Report, page 32); (RTT Report, page 2).

- The 2005 independent external environmental audit, as previous independent environmental audits, concluded that the Company's tailings management program is the best option available. (2005 WTSD Report, page 33).

- Work is continually conducted on various enhancements to the tailings management system, including inspections, monitoring and increased tailings retention projects. (2005 WTSD Report, page 35); (RTT Report, pages 4-5).

- As authorized by the Government of Indonesia, the Company completed the Ajkwa River diversion in 2005, which provides additional freshwater flow along the eastern boundary of the heavily populated area of Timika. This tailings deposition area is now the site of successful reforestation and agriculture projects. (RTT Report, pages 8-9); (2005 WTSD Report, page 36).

The Proposal has been substantially implemented. As demonstrated above, the objectives and specific requests in the Proposal have been more than substantially implemented by the Company on a regular basis through it Policy, Environmental Audits, Annual Reports, WTSD Reports and the RTT Report. As a result, the Company believes that it may properly omit the Proposal from its proxy materials in accordance with Rule 14a-8(i)(10).

Materially False and Misleading Statements under Rule 14a-8(i)(3)

The Proposal contains materially false and misleading statements that are excludible under Rule 14a-8(i)(3). Staff Legal Bulletin No. 14B (CF) states that "it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically . . . where: statements . . . directly or indirectly make charges concerning improper, illegal, or immoral conduct or association without factual foundation; or the company demonstrates objectively that a factual statement is materially false or misleading." Under this standard, the following statements are excludible for the reasons given below:

(1) Whereas, it has been reported that the company in Indonesia employs a natural river system to dispose of close to 230,000 tons of tailings each day, releasing large quantities of sediments and toxic heavy metals into the water, including copper, cadmium, mercury and arsenic

The Proposal cites no reference or report to support this statement. In fact, the Company uses no toxic materials in its mining or milling processes. The Company uses a flotation process to separate the copper- and gold-bearing materials from the host rock and uses no mercury, arsenic, cyanide or other potentially harmful chemicals in its processes. (2005 WTSD Report, pages 35 & 44); (RTT Report, pages 3-4 & 10); (2005 Annual Report, page 19). Comprehensive monitoring conducted for years continues to demonstrate that there is no significant elevated level of mercury or arsenic in the water, sediment, fish, or plants located in the Company's operations area as compared with samples taken from the east and west of the Company's operations area. (2005 WTSD Report, page 44); (2005 Annual Report, page 19). Because this part of the Proposal directly charges illegal, improper or immoral conduct without factual foundation, the statement should be excluded.

(2) Whereas, in March, 2006 Indonesia's Minister of the Environment charged that the company was operating in violation of the government's water quality regulations

No "charge" was made against the Company. In fact, extensive sampling of water quality through the Company's tailings management system has repeatedly shown that the water in the river that transports the tailings from the Company's mill to the tailings deposition area meets the Indonesian and U.S. Environmental Protection Agency drinking water standards for dissolved metals. (2005 WTSD Report, pages 35-36); (RTT Report, page 6); (2005 Annual Report, page 19). In 2005, the Company voluntarily submitted to the Indonesian Environment Ministry's PROPER environmental audit and has been working cooperatively with the

Environment Ministry through 2006 in this process. The Ministry has not yet concluded the program or announced the results, much less leveled any "charges." Moreover, during the Minister of the Environment's visit to the Company's operations in 2006 as part of the PROPER audit, he did not indicate to any of the Company's representatives that the Company was operating in violation of the government's water quality regulations. Because this part of the Proposal directly charges illegal, improper or immoral conduct without factual foundation, the statement should be excluded.

(3) Whereas, in May 2006, the Indonesian Friends of the Earth (WALHI) issued a report (www.eng.walhi.or.id/Kampanye/tambang/frpt-report-May-06/) which alleged that Freeport has committed violations of Indonesian environmental laws and regulations, including the Environmental Management Law of 1997, the Water Quality Management and Water Pollution Control Regulations (2001), and the Hazardous Waste Management Regulations (pp18/1999)

Staff Legal Bulletin No. 14, dated July 13, 2001, states, "a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." The information contained on the website is materially false or misleading because it makes false allegations of environmental damage and breaches of law, citing only "unreleased company and government reports." The Company should not be required to defend itself against allegations from an anti-mining group based on "unreleased" reports. Both the web address and the statement itself should be excluded because both directly charge illegal, improper or immoral conduct without factual foundation.

(4) Whereas, in June, 2006, the Norwegian Ministry of Finance ordered the divestment of Freeport McMoRan stock from the Norwegian national pension fund, citing "serious damage to the river system and parts of the nearby riverine rainforest and . . . considerable negative consequences for the indigenous people residing in the area of Freeport's operations." The government also found that "the environmental damage caused by (Freeport's) mining operations is extensive long-term, and irreversible,"

This statement is misleading because The Council on Ethics for the Government Pension Fund, not the Norwegian government, made the findings. (Norwegian Ministry of Finance's website at http://www.dep.no/fin/english/news/news/006071-990626/dok-bn.html). In addition, these allegations have not been proven and, because this part of the Proposal directly charges illegal, improper or immoral conduct without factual foundation, the statement should be excluded.

Conclusion

In accordance with Rule 14a-8(j), we hereby submit six copies of this letter, including all exhibits, and an additional receipt copy. To the extent that the matters set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-

8(j)(2)(iii). Please return the receipt copy in the enclosed, self-addressed envelope. A copy of this letter, including all exhibits, is simultaneously being sent to Mr. Thompson.

If you should have any questions regarding any of the proposals or this request, please call me at (504) 582-8412.

Sincerely,

Douglas N. Currault II

Attachments

cc: William C. Thompson, Jr. (via telecopy and U.S. mail)

DNC/

FREEPORT-McMoRan COPPER & GOLD INC.

STOCKHOLDER PROPOSAL FROM WILLIAM C. THOMPSON, JR., COMPTROLLER, CITY OF NEW YORK

EXHIBITS TO REQUEST PURSUANT TO RULE 14a-8(i)

FREEPORT-McMoRan COPPER & GOLD INC.

STOCKHOLDER PROPOSAL FROM WILLIAM C. THOMPSON, JR., COMPTROLLER, CITY OF NEW YORK

EXHIBITS TO REQUEST PURSUANT TO RULE 14a-8(i)

INDEX

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 6, 2006

Mr. William H. Hines
Secretary
Freeport-McMoRan Copper & Gold, Inc.
1615 Poydras Street
New Orleans, LA 70112

Dear Mr. Hines:

As the Comptroller of the City of New York, I am the investment adviser and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration and approval of stockholders at the company's next annual meeting.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Freeport McMoran Copper & Gold common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the Company's board of directors decide to endorse its provision, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2651.

Very truly yours,

Patrick Doherty

Enclosures
Freeport-mcmoran human rights ltr. - 2007

FREEPORT MCMORAN COPPER & GOLD CORPORATION

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City pension funds

Whereas, Freeport McMoRan has extensive mining operations in West Papua in Indonesia; which account for over 90% of the company's income;

Whereas, it has been reported that the company in Indonesia employs a natural river system to dispose of close to 230,000 tons of tailings each day, releasing large quantities of sediments and toxic heavy metals into the water, including copper, cadmium, mercury and arsenic, and

Whereas, in March, 2006 Indonesia's Minister of the Environment charged that the company was operating in violation of the government's water quality regulations; and

Whereas, in May 2006, the Indonesian Friends of the Earth (WALHI) issued a report (www.eng.walhi.or.id/Kampanye/tambang/frpt-report-May-06/) which alleged that Freeport has committed violations of Indonesian environmental laws and regulations, including the Environmental Management Law of 1997, the Water Quality Management and Water Pollution Control Regulations (2001), and the Hazardous Waste Management Regulations (pp18/1999); and,

Whereas, in June, 2006, the Norwegian Ministry of Finance ordered the divestment of Freeport McMoRan stock from the Norwegian national pension fund, citing "serious damage to the river system and parts of the nearby riverine rainforest and …considerable negative consequences for the indigenous people residing in the area" of Freeport's operations." The government also found that "the environmental damage caused by (Freeport's) mining operations is extensive long-term, and irreversible,"

Therefore, be it resolved, that shareholders request that the Board of Directors appoint a committee, to review the company's environmental policies and practices in its Indonesia with a particular reference to environmental damage that may be caused by these operations and to report to shareholders, by September, 2007 on the findings of this review.

Freeport-McMoRan Copper & Gold Inc. (FCX) believes that, as a responsible corporate citizen, it is the duty of the company and its operating affiliates to minimize the impact of their operations on the environment and, where feasible, to protect and enhance the quality of the environment in areas where they operate. FCX is also committed to providing a safe working environment for its employees and a healthy social/economic environment for the local people in its operational areas.

FCX is committed not only to compliance with federal, state, and local environmental statutes and regulations, but also to continuous improvement of its environmental performance at every operational site. Environmental audits will continue to be conducted to assess environmental compliance, management systems and practices. Goals and benchmarks will be established in each operating unit as a yardstick to measure environmental performance. FCX will also work with governmental agencies, the local population and responsible non-governmental organizations to enhance its environmental performance.

Environmental Principles

To achieve these Policy objectives, FCX and its operating affiliates will:

- Comply in all material respects with all applicable environmental laws and regulations and, in jurisdictions where these are absent or inadequate, apply cost-effective management practices to advance environmental protection and to minimize environmental risks.

- Make environmental management a high corporate priority and the integration of environmental policies, programs, and practices an essential element of management.

- Provide adequate resources, staff, and requisite training so that employees at all levels are able to fulfill their environmental responsibilities; and communicate with all employees, contractors and vendors on the importance of environmental protection.

- Review and take account of the environmental effects of each activity, whether exploration, mining or processing; and plan and conduct the design, development, operation, and closure of any facility, including pollution control systems, in a manner that optimizes the economic use of resources while reducing adverse environmental effects.

- Promote responsible stewardship and recycling efforts of its products.

- Conduct regular environmental reviews, assessments and audits and act on the results.

- Acknowledge that certain areas may have particular ecological or cultural values as well as development potential and, in such instances, consider these values along with the economic, social, and other benefits resulting from development.

- Support research to expand scientific knowledge and develop improved technologies to protect the environment, promote the international transfer of technologies that mitigate adverse environmental effects, and use technologies and practices which take due account and respect of local cultures, customs and values as well as the economic and environmental needs.

- Recognize local communities as stakeholders and engage with them in a process of consultation and communication regarding environmental management issues and impacts.

- Accept the responsibility of supporting resource conservation and sustainable development in all operational areas.

Environmental Auditing

Environmental auditing is a key component of this Environmental Policy. This process is a systematic, objective evaluation of facility operations and practices which is designed to:

1. Verify compliance with environmental regulations, internal policies, and accepted practices.

2. Evaluate the effectiveness of environmental management systems in place.

3. Identify and assess any reasonably foreseeable risks associated with hazardous conditions attributable to environmental and related factors and provide an avenue for effective prevention and resolution.

As prescribed in the FCX Environmental Auditing Protocol, major operational facilities are to continue to be internally audited on an annual basis. Smaller facilities, with senior management concurrence, can be audited on a biannual basis. Periodic, external audits may also be deemed appropriate for certain facilities by FCX Senior Management. The formal auditing protocol covers all aspects of environmental management, programs, controls and treatment facilities.

Oversight and Communication

The FCX Board of Directors Public Policy Committee and the Board will periodically review and update this Environmental Policy. Based on the results obtained from the periodic evaluations and audits, FCX Senior Management will review and revise, as needed, environmental objectives, environmental programs and the environmental management system of each operating unit.

FCX will work to foster throughout the Company and its operating affiliates a sense of responsibility regarding the environment. FCX also recognizes its responsibility to communicate to the public on its environmental status and progress through annual reports, publication of external audit results, notifications of all environmental certifications, and other public statements and announcements.

Ringkasan Eksekutif:
2005 Audit Lingkungan Eksternal

Executive Summary:
2005 External Environmental Audit

Dipersiapkan untuk / Prepared for:
PT Freeport Indonesia
Jakarta, Indonesia



Dipersiapkan oleh / Prepared by:
MWH

RINGKASAN EKSEKUTIF

Dalam AMDAL untuk peningkatan produksi menjadi 300,000 ton per hari (300K), PT Freeport Indonesia (PTFI) bersedia secara sukarela melaksanakan audit lingkungan eksternal setiap tiga tahun. Audit lingkungan eksternal terdahulu dilaksanakan pada tahun 1996, 1999, dan 2002. MWH (Montgomery Watson Harza) terpilih untuk melaksanakan audit lingkungan eksternal tahun 2005.

Kegiatan verifikasi lapangan, yang merupakan bagian dari audit ini, dilaksanakan mulai dari tanggal 21 September sampai dengan tanggal 6 Oktober, 2005 dilakukan secara independen oleh MWH bersama-sama dengan tim nasional Indonesia dan subkontraktor internasional di kantor pusat PTFI Jakarta dan di wilayah kerja PTFI di Papua. Proses audit dilakukan sesuai dengan protokol-protokol audit yang diakui secara internasional. Untuk menjaga transparansi dari audit ini, atas permintaan PTFI, diundang sejumlah wakil pemerintah,termasuk wakil bidang AMDAL BAPEDALDA Papua di Jayapura, Bagian Lingkungan Pemerintah Daerah Mimika, Departemen Energi dan Sumber Daya Mineral, dan Kementerian Lingkungan Hidup, untuk berperan serta sebagai pengamat.



Laporan audit didasarkan kepada: 1) pengamatan di lapangan, pembahasan dan pemahamandata yang dilakukan di daerah operasi PTFI di Papua, di kantor PTFI Jakarta, dan di kantor FCX New Orleans; 2) pengalaman dan penilaian profesional anggota tim audit; 3) informasi tambahan dan klarifikasi yang diberikan oleh perwakilan PTFI/FCX selama persiapan dari laporan audit ini. Meskipun pada dasarnya tidak ada laporan audit yang dapat dianggap secara mutlak bersifat komprehensif, apa yang dituangkan didalam

EXECUTIVE SUMMARY

In its 300K expansion AMDAL, PT Freeport Indonesia (PTFI) volunteered to conduct an external environmental audit every three years. External environmental audits have been performed in 1996, 1999, and 2002. MWH (Montgomery Watson Harza) was selected to perform the 2005 external environmental audit.



The field verification portion of the audit was independently conducted by MWH and a team of Indonesian and international subcontractors at PTFI headquarters in Jakarta and at the PTFI jobsite in Papua, between September 21 and October 6, 2005. The audit process was consistent with internationally recognized auditing protocols. At PTFI's request to maintain transparency, several observers from the Indonesian regulatory community were invited to participate in the audit, including representatives from the AMDAL Section of BAPEDALDA Papua in Jayapura, the Environmental Section of the Mimika Government, the Department of Energy and Mineral Resources, and the State Minister of Environment.

The audit report is based on: 1) onsite observations, discussions and the review of data conducted at PTFI's Papua operations, in PTFI's Jakarta office and FCX's New Orleans office; 2) the experience and professional judgement of the Audit Team members; and 3) additional information and clarifications provided by PTFI/FCX representatives during the preparation of the audit report. Although by definition no audit report can be considered to be absolutely comprehensive, it is the judgement of the Audit laporan ini merupakan hasil penilaian dari Tim Audit yang menyatakan bahwa pengamatan-pengamatan yang tertuang di sini memang benar-benar menggambarkan operasi PTFI pada saat audit dilakukan.

Team that the observations made herein are indeed representative of PTFI's operations as of the date of the audit.

Peta wilayah Kontrak Karya PTFI tercantum pada Lampiran 1.

A map of the PTFI Contract of Work area is provided as Attachment 1.

Berikut ini adalah ringkasan dari hasil-hasil penting dan rekomendasi audit:

Key results and recommendations from the audit are summarized below:

- **Pengelolaan dan pengaliran tailing:** Dari penilaian para auditor, dialirkannya tailing melalui sungai sampai ke Daerah Pengendapan Ajkwa yang dimodifikasi (ModADA) tetap sebagai opsi pengelolaan tailing yang paling cocok untuk kondisi iklim dan topografi yang unik dari wilayah kerja PTFI, dengan risiko dan dampak lingkungan yang jauh lebih rendah dibandingkan dengan membangun jalur pipa untuk mengalirkan tailing dari dataran tinggi menuju dataran rendah, bendungan tailing dan sarana pembuangan di dataran tinggi, atau opsi-opsi lainnya yang sudah dievaluasi. Pembangunan Saluran Pengalihan Sungai Ajkwa dan Tanggul Barat yang baru untuk meniadakan dampak tailing terhadap sungai Ajkwa, juga akan meningkatkan kapasitas pengendapan tailing di ModADA dan juga menjadi tanggul tambahan guna menurunkan lebih jauh lagi kemungkinan dampak banjir di kota Timika. Untuk dapat menjelaskan lebih baik mengenai kinerja Tanggul Barat Lama dan Tanggul Barat Baru, maka direkomendasikan agar dapat dilakukan evaluasi tambahan terhadap aspek hidrolik dan geoteknik. Parameter seismik juga perlu dievaluasi ulang terhadap data gempa bumi berskala besar yang terjadi baru-baru ini. Direkomendasikan agar dilakukan evaluasi lebih rinci dan perluasan data transek dan studi mengenai pengendapan rutin guna memberikan penjelasan mengenai dinamika terjadinya pengendapan di bagian hulu daerah ModADA.

- **Tailings Transport and Management:** In the auditors' judgement, riverine tailings transport and deposition in the Modified Ajkwa Deposition Area (ModADA) remains the tailings management option best suited to the unique topographical and climatological conditions of the site, with a far lower level of environmental impact and risk than would be afforded by construction of a highlands-to-lowlands tailings pipeline, a highland tailings dam and disposal facility, or any of the many other evaluated options. Construction of the Ajkwa Diversion Channel and the New West Levee to eliminate tailings impacts to the Ajkwa River allows for greater deposition of tailings within the ModADA and provides another redundant levee further reducing potential flood impacts to Timika.



Additional hydraulic and geotechnical evaluations are recommended to better define the performance of the Old West Levee and the New West Levee; seismic parameters should also be reevaluated against recent large-magnitude earthquake data. More detailed evaluation and extension of routine transect data and other routine depositional studies are recommended to further define deposition dynamics in the upper reaches of the ModADA.

Perencanaan perbaikan (yaitu buku Pedoman Sistem Pengelolaan Daerah Tailing (TAMS) dan berbagai Prosedur Operasi Standar) harus segera diselesaikan sebagaimana yang diharapkan dan evaluasi tanggung jawab organisasional segera diselesaikan dan diklarifikasi sebagaimana mestinya. PTFI juga telah mengerahkan sumber daya untuk mengevaluasi dan menerapkan langkah-langkah untuk meningkatkan jumlah pengendapan tailings dalam ModADA.

Planning improvements [*i.e.*, the Tailings Area Management System (TAMS) Manual and associated SOPs] should be completed as anticipated, and organizational responsibilities evaluated and clarified where appropriate. PTFI has also committed resources to evaluate and implement steps to further retain a greater amount of tailings solids within the ModADA.

- **Pengelolaan Batuan Penutup):** PTFI memiliki rencana pengelolaan batuan penutup yang terpadu dengan baik, yang memasukkan sepenuhnya rencana pengurangan, pengumpulan dan pengolahan dan pengelolaan Air Asam Batuan (AAB) dari tambang. Pengelolaan batuan penutup, khususnya di daerah timbunan batuan penutup Wanagon dan Carstensz telah dan akan terus menjadi hal yang genting bagi PTFI. Desain dan pembangunan timbunan di Wanagon Bawah sebagai dinding penyangga aliran drainase untuk menampung perluasan timbunan batuan penutup Wanagon merupakan perbaikan positif dan penting sejalan dengan berbagai tindakan pengendalian pencegahan terbentuknya AAB atau terjadinya proses *scaling* yang akan mempengaruhi kapasitas drainase timbunan batuan penutup. Apabila faktor-faktor operasional dan keamanan memungkinkan, Tim audit merekomendasikan agar timbunan Wanagon Bawah dan timbunan Carstenz diberikan perlengkapan selayaknya, serta dipantau secara rutin untuk memperkecil kemungkinan terjadinya kegagalan kestabilan lereng yang mungkin terjadi disebabkan naiknya tinggi muka air. Pemantauan seperti ini bisa memberikan informasi untuk meneguhkan atau, bilamana perlu, untuk menyesuaikan asumsi-asumsi desain timbunan batuan penutup. Rencana kontinjensi harus disusun dalam bentuk Prosedur Operasi Standar (*Standard Operating Procedures - SOP)* untuk memastikan adanya tindakan pencegahan atau koreksi yang efektif bilamana terjadi keadaan dimana sistem penirisan (*dewatering*) timbunan batuan penutup tidak dapat menjaga tinggi muka air dalam batasan operasi yang aman. Model-model prediksi dari timbunan

- **Overburden Management:** PTFI has a well-integrated overburden management plan that fully incorporates the reduction, collection, treatment and management of acid rock drainage (ARD) from the mine. Overburden management, especially at the Wanagon and Carstensz overburden stockpiles (OBSs), has been and will remain a critical issue for PTFI. The design and development of the Lower Wanagon stockpile as a free-draining buttress to accommodate the expansion of the Wanagon OBS is a positive and important improvement, along with various management controls to prevent generation of ARD or scaling that could affect OBS drainage capacity. The Audit Team recommends that the Lower Wanagon and Carstensz overburden stockpiles be appropriately instrumented, once operational and safety factors allow, and regularly monitored in order to minimize the potential for slope stability failures that may be induced by increased phreatic levels. Such monitoring also provides information to validate or, if necessary, adjust OBS design assumptions. Contingency plans should be codified as SOPs to ensure rapid and effective corrective/preventive actions in the event OBS dewatering systems do not maintain phreatic levels within safe operating limits. Predictive models of the OBSs should also be adjusted as necessary to properly consider the relationship of actual (measured) phreatic levels to slope stability.

batuan penutup harus pula disesuaikan seperlunya dengan mempertimbangkan hubungan antara tinggi muka air yang aktual (terukur) dengan kestabilan lereng.

- **Air Asam Batuan (AAB):** PTFI memiliki rencana pengelolaan batuan penutup yang terpadu dengan baik, yang mampu menangani masalah-masalah pengelolaan AAB yang berkaitan dengan timbunan batuan penutup, termasuk langkah-langkah tertentu yang dilakukan di timbunan batuan penutup Wanagon. Direkomendasikan agar jaringan sumur pemantau PTFI yang sudah ada dikembangkan dengan menggunakan lubang-lubang bor yang sudah ada, untuk dapat memberikan tingkat keyakinan yang lebih tinggi terhadap model aliran air bawah tanah dan memantau potensi terjadinya AAB pada lokasi-lokasi yang kritis. Rencana kontinjensi harus disusun dalam bentuk Prosedur Operasi Standar (*SOP*) untuk memastikan adanya tindakan pencegahan atau koreksi yang efektif bilamana terjadi *scaling* pada sistem penirisan (*dewatering*), atau bilamana hasil pemantauan memberikan indikasi bahwa sistem penetralan AAB di wilayah pabrik pengolah bijih (*mill*) tidak dapat menjaga nilai pH dari aliran tailing dalam batasan nilai pH operasi yang diperbolehkan.

- **Management of Acid Rock Drainage (ARD):** PTFI has a well integrated overburden management plan that fully addresses OBS-related ARD management issues, including specific measures to be employed at the Wanagon OBS. It is recommended that PTFI's existing monitoring well network be expanded using existing boreholes to the extent possible to increase confidence in groundwater flow models and monitor potential ARD generation at critical site locations. Contingency plans should also be codified as SOPs to ensure rapid and effective corrective/preventive actions, in the event dewatering systems encounter scaling problems, or monitoring indicates that treatment systems at the mill are not maintaining pH in the discharged tailings stream within acceptable operating limits.



Pengelolaan *Stormwater* dan Air Bawah Tanah (*Groundwater*): Pengelolaan *stormwater* sangat penting dan juga merupakan tantangan yang berkelanjutan. PTFI telah melakukan sejumlah tindakan untuk memperkecil risiko timbunan batuan penutup dan kegagalan lereng tambang terbuka serta dampaknya pada berbagai sarana dan daerah operasi. Tim audit merekomendasikan agar PTFI juga mengembangkan dan menerapkan Rencana Pengelolaan *Stormwater* (*Stormwater Management Plan, SMP*) di seluruh area penambangan dengan cara memadukan program pemantauan daerah aliran air yang sudah ada menjadi satu unit tunggal. Jaringan sumur pantau yang sudah ada sekarang perlu dikembangkan agar dapat menjangkau daerah

- **Stormwater and Groundwater Management:** Stormwater management is recognized as a significant and continuing challenge, and PTFI has instituted a number of actions to minimize the risk of OBS and pit slope failure and impacts to a wide range of facilities and operational areas. The auditors recommend that PTFI also develop and implement a mine-wide Stormwater Management Plan (SMP) by integrating the existing catchment monitoring programs into a single unit. Current monitoring well networks should be expanded as necessary to provide additional coverage. Contingency plans should be codified to ensure rapid and effective corrective/preventive actions in the event dewatering systems do not maintain water levels within safe operating limits, or water cakupan lebih luas lagi. Rencana kontinjensi harus disusun untuk tindakan pencegahan atau koreksi yang cepat dan efektif, apabila sistem penirisan (dewatering) tidak dapat menjaga level air berada dalam batasan pengoperasian yang aman, atau struktur pengelolaan air tidak berjalan seperti apa yang sudah dirancang. Penggunaan lubang tambang terbuka Ertsberg sebagai tempat pengumpulan *stormwater* agar tetap dilanjutkan; struktur pengelolaan air di pabrik pengolahan (mill) harus diperbaiki atau dibangun-kembali seperlunya sehingga cukup memadai bila terjadi curah hujan maksimum. Program pemantauan kualitas air tanah untuk ModADA agar diperluas secara memadai, untuk dapat secara lebih baik menentukan tinggi muka air dan kualitas air sepanjang Tanggul Barat yang baru dan Saluran Pengalihan Sungai Ajkwa, dan agar dapat membedakan antara potensi dampak dari ModADA dengan potensi dampak kualitas air tanah akibat dari aktifitas manusia dan/atau kota Timika.

- **Penutupan Tambang/Reklamasi:** Tim Audit memahami bahwa PTFI belum bisa merampungkan Rencana Pengelolaan Penutupan Tambang sampai pemerintah Indonesia selesai membuat perubahan-perubahan peraturan-perundangan yang terkait dengan hal ini. Segera setelah kondisi peraturan diketahui, Tim Audit merekomendasikan agar penutupan penimbunan Wanagon dan Carstensz dan daerah tambang lainnya dilaksanakan segera, setelah penambangan tambang terbuka Grasberg selesai, dengan tujuan memperkecil *liability dan* biaya-biaya lingkungan dan sosial. Pada akhir masa tambang PTFI memiliki komitmen untuk mengalihkan aliran sungai Otomona keluar dari daerah ModADA. Desain pengalihan sungai Otomona dapat dipercepat dan jadwal pembangunan dapat dimajukan agar dapat sesuai dengan kegiatan peninggian Tanggul Timur, agar dapat memperkecil pemakaian material yang diperlukan untuk membangun tanggul dan memperkecil biaya-biaya "bongkar-pasang"

levels within safe operating limits, or water management structures do not perform as designed. Use of the Ertsberg pit as a stormwater collection basin should be continued; water management structures at the mill should be repaired or reconstructed as necessary to adequately manage maximum precipitation events. The groundwater quality-monitoring program for the ModADA should be expanded as appropriate to better define phreatic levels and water quality along the new West Levee and Ajkwa Diversion Channel, and to differentiate potential ModADA impacts from potential groundwater quality impacts from human intrusion and/or the town of Timika.

- **Mine Closure/Reclamation:** The auditors understand that PTFI will not be able to complete their Closure Management Plan until GOI regulatory changes are finalized. Once the regulatory conditions are known, the auditors recommend that the closure of the Wanagon and Carstensz OBSs and other mine areas be conducted as soon as operationally practicable following completion of Grasberg surface mining, in order to minimize closure liabilities and associated environmental and social costs. PTFI has committed to diverting the Otomona River out of the ModADA at the end of mine life. The design of the Otomona Diversion can be accelerated and the construction schedule advanced to coincide with the raising of the East Levee, in order to minimize borrow material needs and associated "rehandle" costs.

- **Penyimpanan/Pengelolaan Bahan B3:** Dari hasil pengamatan, secara umum penyimpanan bahan B3 dan praktek pengelolaannyatelah dilakukan sesuai dengan yang seharusnya dan dengan cara yang efektif. Dikarenakan risiko lingkungan yang berkaitan dengan tumpahan bahan bakar dalam jumlah besar ke dalam sungai Aghawagon, Tim Audit merekomendasikan agar dibuat penyelidikan geoteknik yang lebih rinci terhadap kemiringan lereng di atas tangki-tangki berkapasitasi 1.5 juta dan 3.0 juta gallon solar di sebelah barat lokasi pabrik pengolahan (mill); langkah-langkah perbaikan atau perubahan *SOP* harus mengacu kepada hasil-hasil penyelidikan tersebut. Perbaikan besar pada fasilitas penyimpanan Amonium Nitrat harus diselesaikan secepatnya.

- **Pengelolaan Limbah B3/Limbah Tidak Berbahaya:** Tim Audit melihat adanya perbaikan yang sangat berarti dibandingkan dengan laporan audit Montgomery Watson tahun 1999 dalam hal praktek-praktek untuk mengumpulkan dan membuang limbah B3 dan limbah tidak berbahaya. Tempat Pembuangan Akhir (*landfill*) MP-73 tampak sudah hampir penuh, sehingga kapasitas fasiltas tersebut harus segera dievaluasi dan perlu dibuat rencana untuk perluasan atau penggantian dengan tempat Pembuangan Akhir yang baru. Tim Audit merekomendasikan untuk mempercepat *decommissioning* dari insinerator *air-curtain* pada MP-73, bersamaan dengan renovasi tempat perbaikan peralatan berat pada MP-74 guna mencegah kontaminasi *stormwater*.

- **Program Tanggap Darurat (Emergency Preparedness and Response Programs):** Rencana Pengelolaan *Stormwater* (*SMP*) yang menyeluruh harus dikembangkan dari model-model tangkapan air yang sudah ada, yang dipadukan kedalam Program Tanggap Darurat yang telah ada, dan dilakukan evaluasi serta pemutakhiran secara sering dan memadai untuk mengikuti perubahan operasional dan kondisi lingkungan. SMP harus didukung dengan *SOP* dan Instruksi Kerja guna menjamin tindakan koreksi/pencegahan yang cepat dan efektif pada waktu struktur pengelolaan air atau praktek operasi menyimpang dari parameter-parameter operasional yang sudah ditentukan

- **Hazardous Materials Storage/ Management:** Hazardous materials storage and management practices were observed, in large part, to be appropriate and effective. Because of the level of environmental risk associated with any significant fuel spills that might potentially report to the Aghawagon River, the auditors recommend that more detailed geotechnical investigations be conducted for the slope above the 1.5M and 3.0M gallon diesel tanks at the west side of the mill site; remedial measures, SOP modifications, or other improvements should be made based on the results of such investigations. Capital improvements underway at the Ammonium Nitrate Storage Facility should be expeditiously completed.

- **Hazardous/Non-hazardous Waste Management:** The auditors noted substantial improvements over the Montgomery Watson 1999 audit and in general practices for the collection and disposal of hazardous and non-hazardous wastes. The MP-73 landfill appears to be nearing capacity, however; landfill capacity should be evaluated and plans initiated for landfill expansion or replacement. The auditors recommend accelerating decommissioning of the remaining air-curtain incinerator at MP-73, along with renovations of the heavy equipment repair shop at MP-74 to prevent stormwater contamination.

- **Emergency Preparedness and Response Programs:** A comprehensive SMP should be developed from existing individual catchment models, integrated into the existing Emergency Preparedness and Response Plan, and subject to frequent reviews/updates as appropriate to keep pace with changing operational and environmental conditions. The SMP should be supported by SOPs and Work Instructions to ensure rapid and effective corrective/preventive actions in the event water management structures or operating practices depart from established operational parameters. Safety and security barrier improvements should be completed at the Ammonium Nitrate Storage Facility and the sebelumnya. Perbaikan pagar keselamatan dan keamanan pada sarana penyimpanan Amonium Nitrat dan pada trafo 230,000 Volt yang terletak di pembangkit tenaga listrik harus diselesaikan sesegera mungkin.

- **Pertimbangan Keanekaragaman Hayati/Pengelolaan Dampak Ekologi:** Kegiatan pemantauan keaneka-ragaman hayati (*biodiversity*) yang dilakukan oleh PTFI telah terencana dan didokumentasikan dengan baik. Program pemantauan biologi PTFI sudah cukup lengkap serta dapat menyediakan data yang diperlukan untuk mendukung penilaian dampak yang terkait kegiatan pertambangan terhadap keanekaragaman hayati setempat.. Penggunaan tenaga kerja setempat serta pengetahuan mengenai flora dan fauna asli merupakan faktor utama dalam keberhasilan upaya-upaya reklamasi dan proyek percontohan yang diamati pada daerah dataran tinggi dan dataran rendah. Hasil-hasil pemantauan dengan jelas memberikan indikasi bahwa ekosistem yang berkelanjutan tetap dapat berlangsung di daerah yang terkena dampak pertambangan. PTFI telah berhasil menunjukkan kelayakan ModADA untuk pertanian pada masa pasca tambang. Hasil-hasil pengkajian risiko ekologi mengindikasikan bahwa praktis semua tanaman yang tumbuh pada lahan tailing tidak berbahaya bagi manusia maupun satwa liar yang hidup disana. Tim Audit juga merekomendasikan agar dilanjutkan diskusi dengan lembaga-lembaga yang terkait di tingkat lokal, regional, dan nasional sehubungan dengan penetapan tata-guna lahan ModADA pada masa pasca tambang. Diskusi ini perlu juga mempertimbangkan potensi dari sebagian ModADA untuk dicadangkan sebagai daerah penyangga biologi antara penggunaan sebagai lahan pertanian dan penggunaan lainnya yang berkaitan dengan Timika, dengan Taman Nasional Lorentz (lokasi Warisan Pusaka Dunia yang ditetapkan oleh UNESCO). Strategi jangka panjang untuk penggunaan ModADA sebagai lahan pertanian atau reklamasi seyogyanya mencegah digunakannya beberapa spesies yang berpotensi mengakumulasi logam hingga tingkat konsentrasi yang tinggi; program pemantauan rutin harus dilanjutkan untuk dapat terus mengevaluasi akumulasi logam

230,000-volt transformers at the power plant as soon as practicable.

- **Biodiversity Considerations/Management of Ecological Impacts:** PTFI's biodiversity monitoring activities are well planned and well documented. PTFI's biological monitoring program is robust and provides data that are appropriate for supporting the assessment of mining-related impacts on local biodiversity. Use of local labor and knowledge of indigenous flora and fauna is a key factor in the successful reclamation efforts and demonstration projects observed at both highland and lowland areas of the site. Monitoring results clearly indicate that viable, self-maintaining ecosystems can be established in all areas impacted by mining. PTFI has also successfully demonstrated the viability of the ModADA for agricultural uses at the end of mine life. Ecological risk assessment results indicate that virtually all plants grown and tested on tailings-based soils pose no risk to human health or wildlife. The auditors recommend that discussions continue with appropriate local, regional, and national entities with regard to defining eventual land uses in the ModADA at the end of mine life. These discussions should consider the potential for at least a portion of the ModADA to be reserved as a biological buffer between the agricultural and other uses associated with Timika, and the Lorentz National Park (a UNESCO World Heritage site). Long-term strategies for agricultural use or reclamation of the ModADA should preclude the introduction of a few species that could potentially concentrate metals to levels of concern; routine monitoring programs should continue to assess metals uptake and any associated potential risks to human health and wildlife.



serta potensi risikonya terhadap kesehatan manusia dan satwa liar.

- **Kegiatan Eksplorasi:** Tergantung kepada kondisi ekonomi dan harga-harga mineral, kegiatan eksplorasi dapat dimulai kembali dalam kurun waktu beberapa tahun kedepan. Karena kegiatan ini melibatkan himpunan aspek dan dampak lingkungan yang unik, kegiatan tersebut haruslah sepenuhnya dilaksanakan dalam konteks Sistem Manajemen Lingkungan (EMS) PTFI. Berbagai Prosedur Operasi Standar (*SOP*) yang berkaitan dengan eksplorasi yang sudah ada harus dievaluasi, diperbaharui, dan dimasukkan ke dalam tata-cara distribusi yang sudah ditentukan oleh EMS. Kegiatan eksplorasi, apabila sudah dimulai kembali, harus dievaluasi secara fisik sebagai bagian rutin dari audit internal lingkungan, , audit kepatuhan dan program inspeksi lingkungan PTFI.

- **Strategi Pengelolaan Lingkungan (Environmental Management Strategies):** Menurut penilaian Tim Audit, PTFI berada di garis depan sebagai pelopor industri tambang dalam hal dukungannya kepada International Council on Mining & Metals (ICMM) dalam pengembangan asas-asas berkelanjutan yang spesifik bagi dunia industri pertambangan serta pedoman penerapannya. Pertimbangan sistimatis dari strategi pengelolaan lingkungan yang seimbang dengan aspek-aspek sosial dan ekonomi pertambangan merupakan Praktek Pengelolaan Terbaik (*Best Management* Practice - BMP) yang bersifat inovatif, efektif dan maju. PTFI telah memperlihatkan langkah lebih jauh melalui usaha memadukan pelaksanaan pembuatan laporan menurut *Global Reporting Initiative* (Prakarsa Pelaporan Global) dalam beberapa tahun mendatang, dengan memperluas Dewan Penasihat Lingkungan (EAC) menjadi Dewan Penasihat Pembangunan Berkelanjutan (SDAC); dan mungkin yang terlebih penting lagi, adalah dengan mendanai dan melaporkan hasil audit tanggung jawab sosial yang independen, menyeluruh dan dapat dipercaya.

- **Exploration Activities:** It is understood that based on economic conditions and mineral prices, exploration activities may resume over the next several years. Since such activities involve a unique set of environmental aspects and impacts, they should be fully addressed within the context of PTFI's Environmental Management System (EMS). Existing exploration-related standard operating procedures (SOPs) should be evaluated, updated, and brought within the approval and controlled distribution protocols defined by the EMS. Exploration activities, once reinitiated, should again be physically evaluated as a regular part of PTFI's internal environmental and compliance auditing and environmental inspection programs.

- **Environmental Management Strategies:** In the auditors' judgement, PTFI is at the forefront of the mining industry in the level of endorsement and support it has provided the International Council on Mining & Metals (ICMM) in the development of industry-specific sustainability principles and implementation guidelines. The systematic consideration of environmental management strategies in balance with the economic and social aspects of mining is an advanced, innovative, and effective Best Management Practice (BMP). PTFI has further differentiated itself by its efforts to integrate Global Reporting Initiative (GRI) reporting practices over the next several years; by reconstituting its independent Environmental Advisory Council (EAC) as the Sustainable Development Advisory Council (SDAC); and, perhaps most significantly, by funding (and independently releasing results from) an independent, rigorous, and highly credible social responsibility audit.

- **Sistem Manajemen Lingkungan (Environmental Management Systems):** PTFI telah mengembangkan Sistem Manajemen Lingkungan (EMS) yang komprehensif berdasarkan ISO 14001. Usaha-usaha ini telah mengarahkan semua level organisasi, dan dokumen-dokumen kontrol kerja yang secara umum tersusun dengan baik, sesuai kebutuhan dan kemampuan tenaga kerja. Terdapatnya tingkat kesadaran lingkungan yang tinggi pada semua level manajemen dan tenaga kerja secara keseluruhan merupakan indikasi kesungguhan PTFI (dan FCX's) terhadap pencapaian terbaik di bidang lingkungan. Program inspeksi dan pemantauan lingkungan sangat kuat dan baik sekali, dan bersama dengan Sistem Manajemen Lingkungan PTFI dan praktek audit kepatuhan, program ini mampu secara sistimatis mendeteksi dan/atau menjawab permasalahan lingkungan yang muncul, sebuah karakteristik yang menunjukkan Sistem Manajemen Lingkungan yang berfungsi penuh serta diterapkan dengan baik.

  Selalu dimungkinkan adanya perbaikan atau penyempurnaan dalam Sistem Manajemen Lingkungan pada setiap organisasi, dan rekomendasi Tim Audit adalah sebagai berikut:

  - Memastikan agar pernyataan Kebijakan Lingkungan PTFI sesuai dengan pernyataan kebijakan FCX dan komitmen atas prinsip-prinsip ICMM;
  - Membuat Rencana Kerja (Action Plans/AP) yang diterbitkan setahun sekali secara lebih terinci untuk mengarahan perbaikan-perbaikan yang diidentifikasi dalam dokumen dampak dan aspek lingkungan yang penting;
  - Memastikan agar dokumen-dokumen utama yang mengendalikan pekerjaan bisa didapatkan dalam bahasa Inggris dan Bahasa Indonesia;
  - Memadukan kegiatan pelatihan Instruksi Kerja dan Prosedur Operasi Standar ke dalam program pelatihan PTFI;

- **Environmental Management Systems:** PTFI has developed a comprehensive ISO 14001-based EMS. These efforts have addressed all levels of the organization, and work-controlling documents are generally well tailored to the needs and capabilities of the workforce. There is a demonstrable level of environmental awareness at all levels of management and the workforce as a whole indicative of PTFI's (and FCX's) commitment to environmental excellence. The environmental monitoring and inspection programs are robust, and in conjunction with PTFI's EMS and compliance auditing practices, are capable of systematically detecting and/or responding to environmental issues as they occur, a characteristic that is indicative of a fully functional, well-implemented EMS.

  Improvements or refinements are always possible in any organization's EMS, and the Audit Team's recommendations include:

  - Confirm wording of PTFI's Environmental Policy with respect to the FCX policy statements and ICMM Principles commitments;
  - Improve the level of detail and direction provided in the Action Plans (AP) issued annually to address improvements identified in PTFI's significant environmental aspects and impacts document;
  - Maintain key work-controlling documents in both English and Bahasa Indonesian;
  - Integrate Work Instruction- and SOP-specific training activities into PTFI's training program;

- Memperbaiki dan memformalkan proses tindak koreksi/pencegahan yang berhubungan dengan temuan di dalam audit eksternal dan internal;

- Menyempurnakan proses Tinjauan Manajemen agar dapat memenuhi persyaratan ISO 14001 dan memuat masukan SDAC, sebagaimana mestinya; dan

- Memperluas ruang lingkup Sistem Manajemen Lingkungan agar dengan jelas memasukkan dan memuat semua kegiatan eksplorasi dimasa mendatang.

Menurut penilaian Tim Audit, kelanjutan pengembangan dan penyempurnaan Sistem Manajemen Lingkungan PTFI (khususnya yang berkenaan dengan perbaikan yang berkelanjutan) akan terus memberikan manfaat lingkungan dan operasional yang signifikan sepanjang masa operasi pertambangan.

- **Status Kepatuhan:** PTFI sudah mengidentifikasi dengan tepat berbagai peraturan mulai dari tingkat lokal, propinsi, sampai tingkat nasional yang memberikan dampak terhadap operasinya di Papua, dan telah mengambil langkah-langkah untuk menjamin keterpaduan dari pemantauan yang dibutuhkan dan pelaporan ke dalam kegiatan operasional sehari-hari dengan sedikit pengecualian. Masalah yang berkenaan dengan persetujuan kepatuhan dan penyelesaian yang tertunda didapati pada bidang-bidang tertentu yang melibatkan pembicaraan yang masih terus berlangsung dengan pihak regulator. Posisi teknis dan posisi legal PTFI dalam masalah-masalah tersebut (misalnya klasifikasi tailing, penyelesaian status limbah B3 untuk fly ash, pembakaran minyak bekas, dan baku-mutu NOx untuk generator diesel) adalah dapat diterima dan dapat dipertahankan baik ditinjau dari sudut pandang teknis maupun lingkungan hidup. PTFI didorong untuk tetap bertekun didalam usaha jangka panjangnya untuk menyelesaikan permasalahan yang masih belum terselesaikan ini bersama dengan regulator terkait. Direkomendasikan agar PTFI melakukan sedikit penyesuaian pada *register* persyaratan peraturan dan

- Improve and further formalize the corrective/preventive action processes applicable to internal and external audit findings;

- Refine the Management Review process to more fully address ISO 14001 requirements and incorporate SDAC input, as appropriate; and

- Broaden the EMS scope to clearly include and incorporate all future exploration activities.

In the auditors' judgement, continued development and refinement of PTFI's EMS (especially with regard to its continual improvement provisions) will continue to produce significant environmental and operational benefits over the life of the mining operation.

- **Compliance Status:** PTFI has correctly identified the many national, provincial, and local regulations that impact its Papua operations and have taken steps to ensure integration of necessary monitoring and reporting actions into its day-to-day operations with very minor exceptions. Compliance approval issues and delayed resolution exist in select areas that involve lengthy on-going discussions with regulators. PTFI's technical and regulatory positions in these areas (e.g., classification of tailings, resolution of B3 waste designation for fly ash, combustion of waste oil, and diesel generator NO_X standards) are reasonable and defensible from both environmental and technical perspectives. PTFI is urged to persist in its long-term efforts to resolve these outstanding issues with appropriate regulatory authorities. It is recommended PTFI make minor adjustments in its regulatory requirements registers and to broaden their scope to systematically identify (and identify actions associated with) non-mandatory ("other or voluntary") requirements in the manner suggested by the ISO 14001 standard that forms the conceptual basis of the PTFI EMS.

memperluas ruang lingkupnya sehingga mencakup persyaratan yang bersifat *non-mandatory* ("lainnya atau sukarela") sesuai yang dipersyaratkan oleh standar ISO 14001 yang membentuk landasan konseptual dari Sistem Manajemen Lingkungan PTFI.



- **Tindak Koreksi/Pencegahan:** Berdasarkan pengalaman Tim Audit, efektifitas secara keseluruhan dari proses tindak koreksi dan pencegahan merupakan indikator utama dari efektifitas Sistem Manajemen Lingkungan dari suatu organisasi, serta merupakan tingkat komitmen untuk perbaikan yang berkelanjutan. Program inspeksi lingkungan PTFI didukung oleh proses permohonan tindak koreksi/pencegahan (RCPA) yang dirancang dengan baik dan secara aktif melibatkan Departemen Lingkungan agar memastikan adanya tindakan yang tepat dan disetujui bersama serta diterapkan secara tepat-waktu. Proses tindak koreksi guna menanggapi temuan-temuan audit internal dan eksternal masih kurang terdefinisikan dengan baik. PTFI melibatkan diri dalam melakukan banyak kegiatan audit internal dan eksternal. Jumlah temuan yang dihasilkan dari aktifitas-aktifitas ini mungkin bisa lebih efisien jika dikelola melalui proses formal yang mirip dengan RCPA PTFI. Walaupun keyakinan PTFI didalam melakukan proses audit patut dihargai, dianjurkan supaya PTFI melakukan evaluasi mengenai waktu pelaksanaan dan frekuensi audit serta membuat penyesuaian yang memungkinkan agar dapat mengurangi dampaknya terhadap organisasi. Sebagai contoh, dengan adanya persetujuan dari dewan FCX dan regulator, maka dimungkinkan untuk melakukan revisi terhadap frekuensi audit lingkungan eksternal menjadi sekali dalam lima tahun.

- **Corrective/Preventive Action:** In the auditors' experience, the overall effectiveness of corrective and preventive action processes is a key indicator of the overall effectiveness of an organization's EMS and the level of commitment to continual improvement. PTFI's environmental inspection program is supported by a request for corrective/preventive action (RPCA) process that is well designed and actively engages the Environmental Department in ensuring that appropriate actions are agreed upon and implemented in a timely manner. The corrective action process to address internal and external audit findings is less well defined. PTFI engages in a high level of internal and external audit activity. The volume of items deriving from these activities may be more efficiently managed through formalizing a process similar to PTFI's RPCA. While PTFI's confidence in the auditing process is commendable, it is suggested that PTFI investigate the timing and frequency of audits and make such adjustments as are possible to reduce organizational impacts. For example, it may be possible, with regulatory and FCX board approval, to revise the frequency of the external environmental audit to five years.

Secara ringkas, operasi penambangan PTFI merupakan salah satu yang terbesar, kompleks dan yang paling menantang di dunia dalam bidang lingkungan. Walaupun menghadapi kondisi iklim dan topografi yang ekstrim, berbagai perubahan peraturan perundangan, serta banyak lagi perubahan dinamis yang dihadapi dalam proses penambangan, praktek pengelolaan lingkungan PTFI terus berlandaskan pada (dan dalam beberapa hal, mewakili) Praktek Pengelolaan Terbaik (BMP) untuk industri pertambangan tembaga dan emas internasional. Pada umumnya, berdasarkan pengamatan Tim Audit, praktek-praktek ini telah diterapkan dengan baik dan efektif. Seperti dicatat di atas, Tim Audit mengidentifikasikan bidang-bidang tertentu dimana disarankan adanya praktek perbaikan, namun harus ditekankan bahwa berdasarkan pengamatan, tidak terdapat kecenderungan negatif atau situasi yang memburuk yang menunjukkan adanya kegagalan sistem manajemen, ataupun kurangnya perhatian yang sistimatis terhadap identifikasi dan resolusi permasalahan lingkungan.

In summary, PTFI's mining operations are among the largest and most environmentally challenging and complex in the world. Despite the extremes of climate and topography, regulatory changes, and the many other dynamic changes encountered in the mining process, PTFI's environmental management practices continue to be based on (and in some cases represent) BMPs for the international copper and gold mining industry. In general, these practices were observed to be well implemented and effective. As noted above, the Audit Team identified specific areas for which practice improvements are recommended, but it should be emphasized that no negative trends or worsening situations were observed that indicate any management system breakdown, or lack of systematic attention to the identification and resolution of environmental issues.

Selain itu, sebagai bagian dari evaluasi Tim Audit atas strategi dan sistem lingkungan PTFI, pengelolaan batuan penutup dan tailing dalam skala besar sudah tepat menurut ukuran, besaran dan lokasi geografis tambang. Secara khusus, Sistem Manajemen Tailing dengan menggunakan sungai merupakan metoda yang paling tepat untuk mengalirkan dan mengendapkan volume tailing yang dihasilkan dari tambang.

In addition and as part of the Audit Team's evaluation of PTFI's environmental strategies and systems, large-scale management of overburden and tailings are appropriate for the size, magnitude and geographic location of the mine. Specifically, the riverine tailings management system represents the most appropriate method to transport and deposit the volume of tailings produced at the mine.



Lampiran 1/Attachment 1:
Peta wilayah Kontrak Karya PTFI/Map of PTFI Contract of Work Area


PANIAI
MIMIKA
Timika
Kuala Kencana
Kwamki Lama
Tsinga
Banti

PT FREEPORT INDONESIA
Affiliate of Freeport-McMoRan Copper & Gold

PT Freeport Indonesia Response to Montgomery Watson Harza 2005 Audit Recommendations



PTFI Response to MWH 2005 Audit Recommendations

AI Number	Report Section Reference	Recommendation (black) and PTFI Response (blue)
1	**3.1, Sustainable Development Program**	a. Integrate ICMM implementation guidance through appropriate updates to PTFI's EMS. Relevant elements of ICMM principles have been incorporated into the PTFI Environmental Management System. b. Consider broadening scope of EMS to "ESMS." At this time, the respective missions of PTFI's Environmental Management and Social Development programs are judged sufficiently distinct as to be best served by separate management organizations and systems structured to meet their particular needs. c. Adjust EMS as necessary to support routine generation of data for incorporation in GRI reports. PTFI Environmental Management System and related documentation supports the generation of routine environmental data suitable for GRI reporting requirements.
2	**3.2.1, EMS –Policy**	a. Review the current version of the PTFI Environmental Policy, revise to clearly endorse the FCX Environmental Policy as well as the ICMM Principles. As a subsidiary of Freeport-McMoRan Copper and Gold Company (FCX), PTFI complies with the FCX Environmental Policy, as well as to the ICMM principles to which FCX has subscribed. An explicit acknowledgement of the applicability of the FCX policy to PTFI is being incorporated into the preamble to the PTFI Environmental Policy Statement, and the Policy has been expanded to address elements of the ICMM principles. b. Adjust COPs and SOPs as necessary to accommodate any PTFI Environmental Policy refinements. PTFI's specific endorsement of the ICMM principles is being incorporated into an expanded revision of COP-2 (Legal Requirements and Voluntary Commitments).

3	**3.2.2, EMS – Planning**	**a. Modify COP-04 to require a more actionable level of detail in APs, quantification of environmental objectives wherever possible, and establishment of appropriate performance indicators or metrics to facilitate the tracking of progress.** COP-4 has been extensively revised and is now supplemented by a new Standard Operating Procedure (SOP-E 4-1) which includes a new model format for the Action Plans and guidance to facilitate the establishment of appropriate targets. **b. Modify COP-04 and SOP-E01-01 as necessary to emphasize that actions should, over time, lower the risk factors associated with individual aspects.** The mitigation of environmental impacts and the reduction of risks posed by environmental aspects are well established as the essence of the continual improvement driven by these and other parts of the EMS. The incorporation of additional wording to further emphasize this point will be considered the next time these documents require substantive revision. **c. Modify COP-04 to specifically require training in AP requirements and activities.** Experience has shown that the training and the skill sets of the workforce are generally well suited to carry out the activities that typically comprise the Action Plans. Should an Action Plan require extraordinary skills and training, measures will be taken to provide such at the time. **d. Modify COP-04 to permit area-specific aspects/impacts identification efforts as a non-mandatory option, applicable to the prioritization of projects that are funded by area-specific discretional budgets.** This point is addressed in the new revision of COP-4, and in SOP-E 4-1. **e. Include reevaluation of this management area in the scope of future internal EMS audits to ensure that the risk evaluation/AP scheme defined by COP-04 and SOP-E01-01 is delivering the intended results.** The efficacy of the system will continue to be routinely examined in the conduct of regular internal audits, as well as in connection with the annual Management Review.

4	**3.2.3, EMS – Implementation and Operation**	a. **Refine COP-05 and related QMS SOPs to require training in the SOPs, Work Instructions, and other work-controlling documents related to specific jobs.** Training in SOPs is provided as part of the environmental component of induction training, and information sessions are conducted throughout the year as needed by the Environmental Department to ensure that employees are well informed of revisions to procedures as they are made. PTFI's daily supervisor-subordinate interface also assures ongoing job-specific instruction in the SOPs and Work Instructions that are relevant to an employee's work is provided. These points are being addressed in a revision to COP-5 and in a new SOP-E 5-1. b. Incorporate SOP/Work Instruction-specific training records into the new QMS competency database. Appropriate training records will be kept. c. Revise Section 1.3 of the PTFI EMS Manual to ensure that all SOPs, Work Instructions, and other critical work-controlling documents are issued in both English and Bahasa Indonesia versions; consider the side-by-side formatting conventions used in the current draft of the TAMS Manual. PTFI will work toward the gradual achievement of a fully bilingual set of all critical EMS documents, particularly SOPs and Work Instructions. All new SOPs and Work Instructions will be issued in both languages. d. Modify COP-04 to require a more actionable level of detail [see Section 3.2.2(a)], and ensure that, where appropriate, Action Plan-specific training requirements are added to training programs. See responses to Items (a) and (c) under Section 3.2.2 of the Audit Report. e. In the scope of future internal EMS audits, include examination of a broad sample of contracts for inclusion of environmental management considerations per SOP-CA 13-1. Previous internal EMS audits have examined a broad scope of contracts as recommended. Future internal audits will continue to sample contracts for conformance with SOP-CA 13-1. In addition, a new procedure has been developed to provide feedback to the Contracts Department related to environmental aspects of contractor performance in order to facilitate enforcement of environmental terms of contracts.

5	**3.2.4, EMS – Checking**	**a. Review and revise COP-19 and associated SOPs to institute a consistent corrective/preventive action process for the resolution of all internal and external audit findings; consider the RPCA process as a model.** The issues that require preventative or corrective action are of such variety and degrees of impact that they do not all warrant a rigid implementation of the RCPA process. PTFI employs several procedures for achieving corrective and preventative action which include mechanisms for ensuring resolution and which are suited to the needs of the situations to which they apply. Criteria for invoking the implementation of the rigorous RCPA process have been developed, and this process will continue to be used whenever the situation requires it, resulting in more timely response to audit findings. **b. Ensure that appropriately qualified Environmental Department staff are systematically engaged in the development and implementation of appropriate corrective/preventive action responses for all audits.** Although the level of involvement may vary according to need, qualified Environmental Department staff is always involved in the development and implementation of corrective and preventative actions stemming from environmental audits and inspections. Care will be taken to ensure that this practice is continued. **c. After implementation of recommendations (a) and (b), explore potential to revise the frequency of the external environmental audit from three years to five years.** The possibility of such a revision in the frequency of External Environmental Audits will be explored.

6	**3.2.5, EMS - Management Review**	a. Review and revise COP-20 as necessary to ensure that the input requirements of ISO 14001:2004 Section 4.6 are considered in the management review scoping process. COP-20 has been revised to include every element required by Section 4.6 of the Standard on a point-by-point basis b. Revise COP-20 to require development of a comprehensive Annual EMS Performance Report (by or at the direction of the Manager) as the basis of the management review process. This practice is being formalized in a revision of COP-20. c. Revise COP-20 to ensure that the output requirements of the management review meeting include a copy of the Annual EMS Performance Report, final approved APs for the upcoming year, and a memorandum to file documenting the final recommendations and decisions of the Management Review team. COP-20 has been revised to ensure that the content of the documentation of Management Review meetings appropriately includes the Annual EMS Performance Report, final approved APs for the upcoming year, and a memorandum of final recommendations.

7	**3.3, Regulatory Compliance Status**	a. Update the PTFI regulatory requirements registers to incorporate the regulations noted in Section 3.3. The registers will be updated following a review of the cited regulations. b. Modify COP-02 (or generate a new COP) to address maintaining access to current versions of "other" (voluntary) requirements, as well as how such requirements are to be applied or considered with respect to PTFI's environmental aspects; refine COP-01 and SOP-E-01-01 as necessary to maintain consistency. The stated objective in COP-2 already acknowledges a commitment to voluntary standards to which the company subscribes. However, the language of the COP is being modified to address more explicitly the maintenance of access to current versions of such voluntary standards and the commitments which they invoke. c. Continue to seek regulatory approval for a definition of compliance at the southern extent of the ModADA PTFI continues to seek a mutually satisfactory resolution of this issue with the relevant Indonesian agencies. d. Continue to pursue resolution of all long-outstanding regulatory issues (e.g., fly ash, lime plant waste oil combustion, diesel generator NO_X emissions); maintain full records of all related correspondence. Undertake all of the demonstration projects by permitted Letter No: B-6483/Dep.IV/LH/12/2005, "Letter of No Objection to Use of Fly Ash and Tailings as Construction Material," and, results permitting, seek approval for long-term beneficial use. PTFI is committed to resolving all outstanding environmental permitting and regulatory compliance issues and is actively pursuing such matters. As approved by MoE, demonstrations of beneficial uses for fly ash and tailings are currently underway. PTFI has also received a letter of no objection to utilize used oil at the lime plant. A working group is looking at options for NOx.

8	**3.4.1, BMP Assessment - Exploration Activities**	a. Refine the PTFI EMS Plan to extend EMS applicability to exploration activities once initiated. PTFI has had no exploration activities outside of COW A since 1998. In anticipation of renewed field activity in the exploration program, modifications to the EMS are being undertaken which would bring the environmental aspects of exploration activities under the umbrella of the system's applicability. b. Re-initiate physical examination of a representative sample of exploration sites in the scope of the next internal compliance/EMS audits. Auditor visits to exploration sites have been and will continue to be part of the internal environmental audit program. c. Evaluate existing exploration SOPs for currency, as well as accuracy of document approval/distribution controls and other EMS interfaces. These Standard Operating Procedures are in the process of being reviewed both from the standpoint of functional adequacy and from the standpoint of consistency with the PTFI EMS. d. Incorporate environmental aspects and impacts associated with exploration activities in the next aspects/impacts register updates. The inventory of aspects and impacts and the Register of Aspects and Impacts will be revised accordingly.

9	**3.4.2, BMP Assessment - Overburden Management**	a. As soon as operationally feasible, instrument the Lower Wanagon OBS to validate geotechnical and geochemical performance against established design parameters; modify monitoring program to require water levels and water quality sampling on a daily basis. Instrumentation will be installed progressively as the parts of the OBS are completed. Types of instrumentation will depend on stability and safety issues. Water quality is all ready sampled on a daily basis. Water levels will continue to be checked visually until instrumentation is installed. b. Codify contingency plans for the Wanagon OBS as SOPs; develop to a final design level and include detailed emergency scheduling and planning to address implementation of appropriate corrective/preventive actions if the dewatering system should fail. A formal risk assessment working group was established to examine all issues related to overburden management. Conclusions drawn from formal risk assessment analyses are being followed up on. Over and above the current detailed Lower Wanagon geotechnical and geochemical management SOP, this includes operational directions for emergency flood warning procedures. Senior management has additionally requested a re-evaluation of options to complete the Wanagon Dewatering Drift. This evaluation should be completed in Q2, 2006. When the evaluation is completed, the risk assessment analyses will be fully reviewed, and the best option to complete the Wanagon Dewatering Drift selected, contingency plans and corrective/preventive actions for the Wanagon OBS will be revised accordingly and codified into an SOP. c. Re-evaluate the current stockpile runout model to link sensitivity of rising water levels in the OBS to slope instability. This re-evaluation has been completed. d. As part of PTFI's Action Plans for 2006, schedule installation of additional piezometers at the toe of the Carstenz OBS and appropriate portions of the stockpile in order to improve pore pressure data; piezometers should be strategically located within zones having the greatest potential for movement from increased phreatic levels. Additional piezometers are scheduled for installation during 2006

10	**3.4.3, BMP Assessment – Stormwater and Groundwater Management**	a. Increase number of monitoring wells as necessary to improve confidence in the groundwater flow model. Over 50 additional monitoring wells are planned for 2006 b. See 9(b) above; codify contingency plans for the Wanagon OBS as SOPs; develop to a final design level and include detailed emergency scheduling and planning to address implementation of appropriate corrective/preventive actions if the dewatering system should fail. See response to 9(b) above. Conclusions from formal risk analyses are being followed up on. When the evaluation is completed, risk assessment analyses are fully reviewed, and the best option to complete the Wanagon Dewatering Drift selected, contingency plans and corrective/preventive actions for the Wanagon OBS will be revised accordingly and codified into an SOP. c. Complete a mine-wide SMP, subject to periodic reviews and updates to ensure its continuing adequacy relative to changing mine conditions; continue the slope stability monitoring program for the Grasberg pit as well as mandatory visual inspections after significant (> 12hr/10 year) storm events. PTFI has developed integrated stormwater management plans for active areas of the mine and mill. These catchments are routinely monitored and management plans updated as appropriate. SOPs are codified which define specific rainfall thresholds that initiate specific responses during and following rainfall events. Slope stability is constantly monitored by a variety of instrumentation and observation. The final SMP at the mine areas includes construction of sediment traps, diversion structures, concrete ditches and pumping system (completed). The mine SMP is designed to capture all surface waters from the mine area and divert them to Ertsberg Pit, reducing the risk of flooding the mill area. Construction of all these projects is currently scheduled for completion in 3rd Qtr of 2007. The Mill SMP is also being upgraded to eliminate the flood risk to Mill infrastructure from rainfall within the Mill catchment area. These projects were begun in early 2006 and completion is scheduled by the end of 2006. d. Continue use of the Ertsberg pit as a stormwater collection pond; reconstruct the surface water diversion channel at the eastern side of the mill area to fully accommodate the design storm event and to avoid critical mill facilities and foundations. Ertsberg pit use as a stormwater collection basin will continue. Reconstruction of the surface water diversion channel to accommodate the design storm event is being engineered and scheduled. Additional surface water drainage projects to protect mill facilities and foundations are on-going.

		e. Repair the Macken ditch to ensure the functionality of the box culvert system. The Macken Ditch is currently being repaired and additional diversionary dams and other surface water drainage projects are being implemented to better protect power facilities at the mill. Other surface water drainage projects in the mill area are on-going. f. Install new monitoring wells in the new west levee to confirm phreatic levels and obtain additional baseline groundwater quality data. Additional monitoring wells and instrumentation are scheduled to be installed in 2006. g. Update the Portsite SMP to include site grading and stormwater discharge management plans and supporting SOPs. The Portsite SMP will be updated.

<table>
<tr><td>11</td><td>3.4.4, BMP Assessment – Tailings Transport and Disposal</td><td>
a. Investigate alternatives for diverting the Otomona River away from the ModADA after completion mining operations; engineering studies for the most appropriate diversion alternative should be undertaken as soon as possible in order to gain the greatest potential environmental, social, operational, and cost benefits.
An internal team has been formed to define and evaluate Otomona River diversion options. PTFI will evaluate optimum management options for the Otomona River. PTFI will fully assess the technical feasibility of the options and the potential long-term environmental and social impacts of the options and management programs that will be required to address these impacts. In selecting the best option, PTFI will give special consideration to minimizing environmental and social impacts.
b. Further evaluate the hydraulic parameters of the new Ajkwa Diversion between the old and new west levees; PMF and appropriate geotechnical considerations should be incorporated into the evaluation.
This recommendation has been incorporated in the 2006 Action Plan of the Geo-Hydro and Tailings Management group.
c. Further evaluate the geotechnical stability of the new west levee with respect to those portions of the levee constructed on deposited tailings material.
This recommendation has been incorporated in the 2006 Action Plan of Geo-Hydro and Tailings Management group.
d. Continuously evaluate and refine the groundwater flow and transport model for the ModADA and maintain a comprehensive groundwater database.
Monitoring wells and instrumentation continue to be added to further develop the knowledge base relating to levee stability and groundwater (b, c, and d).
e. Consider evaluating all seismic geotechnical parameters in view of the recent large-magnitude earthquake in the New Ireland region of the island of New Guinea.
A detailed seismic evaluation for the COW was completed by a third party in 2002 using parameters judged to be adequately protective.
f. Evaluate and refine the roles and responsibilities of the Environmental Department, TRMP staff, and the Agricultural Task Force to minimize any functional redundancies and encourage interdepartmental communications.
These operations, as related to activity in the Lowlands, have been reorganized and coordinated by the establishment of the Tailings Retention and Reclamation Group.
</td></tr>
</table>

		g. Complete the TAMS Manual on schedule, and develop/expand the TIAP SOP to address both the ModADA and the Ajkwa Diversion channel. The TAMS Manual was completed by the end of 2005. The Tailings Incident Action Plan (TIAP) SOP will be amended to address both the ModADA and Ajkwa Diversion channel. h. Expedite the completion of all trials/demonstration projects permitted by Letter No: B-6483/Dep.IV/LH/12/2005, "Letter of No Objection to Use of Fly Ash and Tailings as Construction Material"; if results of such trials are supportive, seek authorization to continue such beneficial uses over the long term. PTFI continues to expedite these projects and to seek resolution of these issues with the appropriate GOI agencies. i. Extend and reevaluate ModADA transect data to support development of predictive profile for depositional patterns of small pockets of isolated pyrite-enriched sediments in the upper reaches of the ModADA. This will be included in the next scheduled sampling program.

12	**3.4.5, BMP Assessment – Management of ARD**	a. Increase the number of monitoring wells to increase confidence in the groundwater flow model, by installing piezometers in existing boreholes to the extent possible. Additional piezometers are being installed in the 2006 program. b. See 9(b) and 10(b) above; codify contingency plans for the Wanagon OBS as SOPs; develop to a final design level and include detailed emergency scheduling and planning to address implementation of appropriate corrective/preventive actions if the dewatering system should fail. A formal risk assessment working group was established to examine all issues related to overburden management. Conclusions drawn from formal risk assessment analyses are being followed up on. Over and above the current detailed Lower Wanagon geotechnical and geochemical management SOP, this includes operational directions for emergency flood warning procedures. Senior management has additionally requested a re-evaluation of options to complete the Wanagon Dewatering Drift. This evaluation should be completed in Q2, 2006. When the evaluation is completed, the risk assessment analyses will be fully reviewed, and the best option to complete the Wanagon Dewatering Drift selected, contingency plans and corrective/preventive actions for the Wanagon OBS will be revised accordingly and codified into an SOP. c. Continue to measure surface and groundwater quality in the monitoring stations and groundwater wells downgradient of the OBS/Fairy Lake boundary. This monitoring program continues and will be supported by additional piezometers.

13	**3.4.6, BMP Assessment – Mine Closure and Reclamation**	a. Accelerate the construction schedule for the Otomona Diversion to complete major construction in concert with the raising of the east levee system. As per recommendation 11(a), an internal team has been formed to define and evaluate Otomona River diversion options. PTFI will evaluate optimum management options for the Otomona River. PTFI will fully assess the technical feasibility of the options and the potential long-term environmental and social impacts of the options and management programs that will be required to address these impacts. In selecting the best option, PTFI will give special consideration to minimizing environmental and social impacts. When the best option is selected, an economic evaluation will determine which engineering and construction works will be completed during operational years (without negatively impacting tailings deposition and retention practices) to minimize liabilities, including environmental and social, at closure. b. Accelerate the closure schedule for the Wanagon and Carstenz OBSs and other areas and facilities as resources are economically and operationally available following completion of Grasberg surface mining in order to minimize closure liabilities. As per PTFI's Closure Management Plan, closure of the OBSs will be accomplished as final surfaces become available. When surface mining is complete, full closure and reclamation of the OBSs will be implemented while PTFI is mining underground, to minimize liabilities at full operation closure.

14	**3.4.7, BMP Assessment – Hazardous Materials Storage/Management**	a. **Complete the Ammonia Nitrate Storage Facility capital improvements as planned and reevaluate as part of the scope of the next internal environmental compliance audit.** Capital improvements are proceeding and will be audited during the 2006 internal environmental audit scheduled for the 2nd Quarter 2006. b. **Complete more detailed geotechnical investigations on the slope above the 1.5M and 3.0M gallon diesel tanks at the west side of the mill area; undertake any remedial measures, modifications to SOPs, or other improvements expeditiously, based on the results of the investigation.** Following the MWH site inspection, at the end of 2005 Underground Geotech reviewed both of the fuel tanks' potential exposure to rock falls using field inspection data, historical rock-fall data, and rock fall analysis. Falling rock characteristics used in the assessment were based on actual rock falls in this area. These analyses showed that protection for the 1.5M gallon fuel tank is adequate. The height of the containment wall for the 3M gallon fuel tank will be increased. Additional procedures are in place to ensure the long term safety of the 3M gallon fuel tank. These include regular site inspection and assessment by UG Geotech, and taking photographs of the section of the wall/cliff where potential falling rocks are located. Using line mapping, probable boulder size distribution is estimated, and if boulders are observed larger than the size used in the rock fall analysis, the analysis is re-run and re-assessed. Routine monitoring of drift vibration will continue during blasting at the Big Gossan, until the drift is advanced approximately 100m from the rock face. A curtain will be installed inside the portal during blasting to stop flying rocks. In addition, a second protective wall will be constructed at the edge of the old Kasuang Yard. The 3M gallon fuel tank has a secondary containment wall around the tank. Construction of another lined (tertiary) containment area below the fuel tank is being considered. The action plans for this item are currently under review for implementation.

15	**3.4.8, BMP Assessment – Hazardous/Nonhazardous Waste Management**	a. Accelerate decommissioning of the air-curtain incinerator at MP-73; consider establishing a pilot-scale biodiesel production plant to recycle food grease from the Tembagapura and Ridge Camp mess halls. Alternative incinerator options are under consideration. PTFI recycles material where practical. b. Evaluate remaining capacity of MP-78 landfill and implement engineered improvements to permit continuing use while alternate sites can be evaluated, planned, and developed. Remaining life at the present landfill is estimated to be 20 years. c. MP-74 Heavy Vehicle Shop renovations should be completed as soon as possible to contain stormwater carrying spilled or leaking fuel or lubricants. Project is in progress and will be audited at the next internal environmental audit scheduled for 2nd Quarter 2006. d. Complete all demonstration projects permitted by Letter No: B-6483/Dep.IV/LH/12/2005, "Letter of No Objection to Use of Fly Ash and Tailings as Construction Material." Continue efforts to obtain approvals for unrestricted long-term beneficial use of fly ash; incorporate stormwater runoff from fly ash areas into routine monitoring program. Projects are in progress and/or scheduled. Efforts continue to resolve these issues with appropriate GOI agencies. e. Continue to seek regulatory resolution of diesel generator emissions standards with regard to exemptions from the 2000 limits; continue to evaluate NO_X control technologies for new generator sets and incorporate into procurement specifications as appropriate. A working group is looking at options for NOx.

16	**3.4.9, BMP Assessment - Emergency Preparedness and Response Program**	a. From existing catchment models, establish and maintain an integrated stormwater/surface water management plan that is subject to frequent reviews/updates to keep pace with changing mining operations; continued requirements for regular field inspections of the pit and other critical areas to confirm the adequacy of engineered water control systems. PTFI has developed integrated stormwater management plans for active areas of the mine and mill. All catchments are routinely monitored and management plans updated as appropriate. SOPs are codified which define specific rainfall thresholds that initiate specific responses during and following rainfall events. Slope stability is constantly monitored by a variety of instrumentation and observation. b. Ensure that emergency response planning continues to include prompts for taking immediate corrective/preventive action if monitoring indicates water levels or other critical conditions exceed normal operating levels; codify mandatory response practices as SOPs. Emergency response planning, inspections, and codified responses continue to be updated as additional information becomes available. c. Complete safety and security barrier refurbishments at the Ammonia Nitrate storage facility as soon as possible. Project is in progress and will be audited in the internal audit scheduled for 2nd quarter 2006 d. Construct a safety/security fence around the 230 kV transformers at the coal plant. This safety/security fence will be built.

		e. **See item 14(a); complete detailed geotechnical investigations on the slope above the 1.5M and 3.0M gallon diesel tanks at the west side of the mill area; undertake any remedial measures, modifications to SOPs, or other improvements expeditiously, based on the results of the investigation.** Following the MWH site inspection, at the end of 2005 Underground Geotech reviewed both of the fuel tanks' potential exposure to rock falls using field inspection data, historical rock-fall data, and rock fall analysis. Falling rock characteristics used in the assessment were based on actual rock falls in this area. These analyses showed that protection for the 1.5M gallon fuel tank is adequate. The height of the containment wall at 3M gallon fuel tank will be increased. Additional procedures are in place to ensure the long term safety of the 3M gallon fuel tank. These include regular site inspection and assessment by UG Geotech, and taking photographs of the section of the wall/cliff where potential falling rocks are located. Using line mapping, probable boulder size distribution is estimated, and if boulders are observed larger than the size used in the rock fall analysis, the analysis is re-run and re-assessed. Routine monitoring of drift vibration will continue during blasting at the Big Gossan, until the drift is advanced approximately 100m from the rock face. A curtain will be installed inside the portal during blasting to stop flying rocks. In addition, a second protective wall will be constructed at the edge of the old Kasuang Yard. The 3M gallon fuel tank has a secondary containment wall around the tank. Construction of another lined (tertiary) containment area below the fuel tank is being considered. The action plans for this item are currently under review for implementation. f. **If practical in the future, evaluate options for relocating diesel storage facilities towards more central areas of the mill site; evaluate and refine COP-10 and COP-12 with regard to the adequacy of controls over the siting of facilities with significant environmental aspects, especially with regard to geotechnical safety and stability.** Options for relocating diesel storage as recommended are limited. Without limitation, COP-10 specifies that consideration must be given to all the environmental and technical aspects and impacts of projects (geotechnical safety and stability of proposed project locations) as part of the design and engineering process. It also specifies that consideration of significant aspects and impacts shall be documented in the relevant Authorization for Expenditure (AFE) for all new projects. COP-12 (and the associated AFE approval form) ensures that all AFEs are subject to the review and approval of numerous technical staff, including the Technical Services Vice President, Environment Manager and Safety Manager, who must be satisfied that there are no environmental, technical or safety objections to the project design.

17	**3.4.10, BMP Assessment – Biodiversity Considerations/Management of Ecological Impacts**	a. Continue establishment of permanent plots in the highland areas where mining is complete; monitor against similar communities outside the COW area (e.g., Bakopa Valley, Fairy Lakes Valley). PTFI's highlands reclamation monitoring program will continue to monitor and compare plots in the active and inactive mining area with similar communities surrounding the mine. b. Continue ongoing consultations with local and regional governments in order to define the potential range of eventual land uses in the ModADA; consider the potential for the ModADA to serve as a biological buffer between the Lorentz National Park and the growing population, increased agriculture, and other demographic characteristics associated with Timika. Identification and demonstration of potential end land uses (including vegetation as a buffer zone) and the associated consultations are on-going and will be continued. c. Ensure long-term strategies for ModADA to employ plant species that do not concentrate metals to levels of concern. The established demonstration and monitoring programs will be continued, with results being used in part to determine best land-use practices for the ModADA at end of mine life. d. Continue monitoring of metals uptake by plants and aquatic organisms in the ModADA and Ajkwa estuary to assess any potential risks to human health and wildlife. The established monitoring programs will be continued as part of long-term risk management and the identification of suitable end land use practices. e. Examine and, as necessary, refine current policies regarding employee maintenance of non-indigenous species in gardens and fishponds. Implementation and regular review of current policies will be continued. f. Continue current efforts to integrate monitoring data (e.g., Highland reclamation monitoring plots, wildlife observations, aerial photographic analyses of Ajkwa Island expansion) and GIS modules into ENVIBASE. These efforts will be continued.

Economic, Social & Environmental Overview

Sustainable Development balances economic, social and environmental issues to meet the needs of the present without compromising the ability of future generations to meet their own needs. The programs we manage in these areas are the elements of our commitment.



Apprentice programs at the Freeport-sponsored Nemangkawi Mining Institute are providing world-class skills training for hundreds of local residents.



Freeport-McMoRan Copper & Gold Inc. and its mining affiliate, PT Freeport Indonesia, are fully committed to promoting sustainable development for the communities where we operate through our operations and our assistance programs. Sustainable development balances economic, social and environmental issues to meet the needs of the present without compromising the ability of future generations to meet their own needs.

The copper we produce is needed throughout the world for modern development, infrastructure and technology, and the gold we produce serves an important role in the world's economy. Because our mining operations impact the environment and nearby communities, we take actions to manage and to mitigate negative environmental impacts and to ensure economic and social development, both for the present and the future. We have adopted policies, business practices and community programs to achieve our commitment.

Demonstrating the strength of our commitment, our sustainable development programs in our mining operations cost us $84 million in 2005, including $20 million on environmental management and $64 million on social development.

PT Freeport Indonesia provides substantial economic benefits for the Republic of Indonesia and the Indonesian Province of Papua, where our mining operations are located. These benefits include direct benefits through the payment of taxes, royalties, fees and other support, and indirect benefits through wages to employees and contractors, the purchase of goods and services from national and local suppliers and investments in infrastructure such as roads, port and airport facilities, utility and communications systems, schools, hospitals and community facilities.

We provided direct benefits to the Republic of Indonesia of $1.2 billion attributable to 2005 through taxes, royalties, dividends and fees. Since 1992, these direct benefits have totaled $3.9 billion.

We are the largest private employer in Papua and one of the largest in Indonesia. At the end of 2005, PT Freeport Indonesia directly employed approximately 8,000 workers. Of these, more than 2,000 — over 25 percent — were Papuans. Another 10,700 workers were employed by contractors serving PT Freeport Indonesia. A total of approximately 18,700 workers were employed at our operations at the end of 2005.




300
225
150
75
98
99
00
01
02
03
04
05
Goal
Actual

We are committed through our Social, Employment and Human Rights Policy to building and maintaining positive relationships with our Papuan neighbors through dialogue and by supporting mutually structured programs to provide opportunities for social, educational and economic development and comprehensive, modern medical care and public health programs and facilities. Our policy commits us to conducting our operations in a manner consistent with the Universal Declaration of Human Rights. This policy is available on our web site (www.fcx.com).

Since 1996, PT Freeport Indonesia and our joint venture partner, Rio Tinto plc, have committed a portion of our mining revenues to benefit the local community through the Freeport Partnership Fund for Community Development, which is managed by a board of local community leaders. Contributions, including those of our joint venture partner, were $42 million in 2005, and the total contributions to the fund since inception are approximately $194 million.

For Papuans in our operations area, the Partnership Fund has built and expanded two modern hospitals and a system of community clinics and sponsors comprehensive public health programs. The Partnership Fund has built schools, community facilities and housing and has provided scholarships, training and business opportunities.

We endorsed the joint U.S. Department of State-British Foreign Office Voluntary Principles on Human Rights and Security, and have assigned the lead role in developing and monitoring company policy on human rights to Judge Gabrielle Kirk McDonald, former President of the International Criminal Tribunal for the former Yugoslavia and a member of our Board of Directors.

To measure the effectiveness of our programs and to identify ways to improve them, we engaged the International Center for


3,500
2,800
2,100
1,400
700
98
99
00
01
02
03
04
05
Goal
Actual
Apprentice



Corporate Accountability (ICCA) to audit the implementation of our Social, Employment and Human Rights Policy. ICCA publicly released its audit findings in October 2005 and will return to our operations during 2006 to review our implementation of their recommendations.

We are committed to managing the impact of our operations on the surrounding environment in a responsible manner. Through our comprehensive Environmental Policy, we commit to sound environmental management and practices, to providing adequate resources to fulfill our responsibility, to comprehensive monitoring to assess our effectiveness and to continuous improvement of our performance. This policy is available on our web site (www.fcx.com).

PT Freeport Indonesia does not use mercury or cyanide in its processes, relying instead on a flotation process that physically separates the copper- and gold-bearing minerals from the ore. Comprehensive monitoring conducted for years continues to show there is no significant level of mercury, arsenic or cyanide in the water, sediment, fish or plants in our operations area. Our long-term monitoring program includes the annual collection of thousands of environmental samples and the conducting of tens of thousands of analyses, which include aquatic biology, aquatic tissue, plant tissue, mine water, surface water, ground water, sanitary wastewater, river sediments and tailings. Our sampling continues to demonstrate that the water in the river that transports the tailings from the highlands meets the Indonesian and U.S. Environmental Protection Agency drinking water standards for dissolved metals and that the estuaries downstream of the tailings deposition area are functioning ecosystems based both on the number of species and the number of specimens collected of nektonic, or free-swimming, organisms such as fish and shrimp.



Comprehensive, ongoing scientific studies we have conducted on land reclamation and revegetation in both the highlands and the lowlands areas demonstrate that native species are easily re-established in the highlands and that native species as well as agricultural crops can grow well in the lowlands on soil containing tailings, the finely ground natural rock residue from our milling process.

In 2005, Montgomery Watson Harza, an internationally respected environmental consulting firm, completed the triennial independent audit of our environmental management systems. We expect the audit report to be issued in the first quarter of 2006. Previous independent audits concluded that our current tailings transport and management system is the most appropriate method for tailings management given the physical conditions in our area. The previous audits also made a number of recommendations for improvements and these are being implemented.

The strong emphasis on safety at PT Freeport Indonesia has resulted in continued improvement in our safety performance. The 2005 lost time injury rate per 200,000 working hours was 0.13, a 28 percent improvement over 2004, comparing favorably to the U.S. metals mining industry average of 1.9. The total reportable injury rate also improved to 0.38, a 17 percent improvement over the prior year and also comparing favorably to the U.S. metals industry average of 3.27.

For complete information on these issues, please see our full report, "Working Toward Sustainable Development, 2005 Economic, Social and Environmental Report," on our web site (www.fcx.com). For a physical copy, please e-mail us at FCXCommunications@fmi.com, or contact the Communications Department, 1615 Poydras Street, New Orleans, Louisiana 70112, telephone 1-800-535-7094.


Economic
Benefits
Sustainable
Social
Development
Environmental
Responsibility

The Elements of Sustainable Development



Hundreds of plant species have naturally recolonized in portions of PT Freeport Indonesia's tailings deposition area. In other parts of the tailings deposition area, we have demonstrated that forestry and agriculture can be successful on the soil containing tailings, the finely ground natural rock residue from our milling process.

Letter to Stakeholders

Freeport-McMoRan Copper & Gold Inc., through our Indonesian mining affiliate, PT Freeport Indonesia, is a major producer of copper from mineral ore containing significant amounts of gold. The world requires the copper we produce to sustain and expand economies and for infrastructure in developing nations. The copper concentrate from our mining complex in Papua, Indonesia, and the copper products from our wholly owned Atlantic Copper, S.A. smelter in Spain and our 25-percent-owned smelter in Indonesia are essential for the communications, transportation, electronics and other industries on which the world relies.

We recognize that this economic need must be balanced with social and environmental needs so that, in meeting the demands of the present generation, we do not impair the lives of future generations. This is the core concept of sustainable development. At Freeport-McMoRan Copper & Gold Inc., PT Freeport Indonesia and Atlantic Copper, we embrace this responsibility both as our duty as corporate citizens and as a sound and prudent business practice. Working toward sustainable development in our business operations and programs helps ensure a healthy environment and communities in our areas of operation, which is vital to our future success.

We have a strong Environmental Policy and Social, Employment and Human Rights Policy that guide us on the path toward sustainable development. As operators of one of the world's greatest mines, we recognize the significant challenges we must overcome to stay on that path. Our mining operations impact the surrounding environment and neighboring communities. It is our responsibility and commitment to minimize and mitigate environmental impacts and to maximize the beneficial economic and social results of our operations.

This is not a static commitment expressed through rigid programs. We are committed to continuous improvement in our sustainable development performance. This means we assess our environmental management and social development programs annually in a constant search for better ways of doing things. In this regard, we do not rely solely on our own judgment, having learned from experience the value of looking at our programs through a "fresh set of eyes" with independent audits. During 2005, we voluntarily submitted to an independent audit of our environmental management systems by the internationally recognized firm of Montgomery Watson Harza and received the results of an independent audit of our social and human rights programs by the International Center for Corporate Accountability. The results of these audits, which were made public, provided us with invaluable insights and numerous recommendations, now being implemented, that will improve our sustainable development performance.




James R. Moffett
Chairman of the Board
(Left)

Richard C. Adkerson
President and Chief Executive Officer
(Right)

We are mining the world's largest known reserve of copper and gold and our planning horizons extend decades into the future. But we do not make these plans alone. Our operations, projects and programs are carried out in partnership with the Government of Indonesia, Papua Province, Mimika Regency and neighboring communities – all of whom have a stake in seeing that ours is a sustainable future that benefits all. We maintain a constant dialogue with these, our stakeholders, to ensure mutual success.

Our financial commitment to sustainable development is significant. We invested $84 million in sustainable development programs during 2005 alone, including $20 million on environmental management and $64 million on social development. But monetary amounts cannot begin to convey the significance of our environmental programs or the beneficial impacts of our educational, healthcare, social and economic development programs on neighboring communities in Papua. This Working Toward Sustainable Development Report documents these efforts.

In addition, this report seeks to put human faces on these programs by introducing you to Dr. Otto Soemarwoto and the other members of the PT Freeport Indonesia Sustainable Development Advisory Council, who will help direct our progress toward sustainable development; John Nakiaya, the Papuan who leads the community development agency funded by our operations, one of the largest privately funded social development programs in Southeast Asia; Tukini, the nurse supervisor at Banti/Waa Hospital, one of two hospitals funded by Freeport; Bertha You, a young Papuan woman successfully operating a pharmacy she started with assistance from our business development programs; Benny Gobay, a community liaison officer monitoring the progress of housing and community facilities being built by PT Freeport Indonesia in highlands villages and Dr. Rusdian Lubis, a former senior environmental specialist for the World Bank who now heads PT Freeport Indonesia's environment, safety and health programs.

These are just a few of the people helping keep us on the path toward sustainable development. They share our commitment and together we are working for a bright future for all our stakeholders.

James R. Moffett
Chairman of the Board

Richard C. Adkerson
President and
Chief Executive Officer

April 20, 2006

Financial Benefits to Indonesia

	2005	1992-2005
Taxes, Royalties, Fees & Other Payments	US $ 1,200,000,000	US $ 3,900,000,000
Total Direct & Indirect Benefits*	US $7,000,000,000	US $40,000,000,000

* Institute For Economics and Social Research, Faculty of Economics, University of Indonesia, 2005 Study (multiplier effect of PT Freeport Indonesia contributions)

The financial benefits to the people and Government of Indonesia in the illustration above are shown for 2005 and cumulative amounts for the years 1992-2005.



Local school students in Timika celebrate Indonesian Independence Day. We consider our sustainable development programs in Papua an investment in the future of the region.

PT Freeport Indonesia

I. Economic Impacts

PT Freeport Indonesia, our Indonesian mining affiliate, provides substantial direct and indirect economic benefits for the central, provincial and local governments of Indonesia, and for the economies of Papua and the Indonesian nation as a whole. Direct benefits are the traditional contribution of a company to the Republic of Indonesia and include taxes, royalties, dividends, fees and other direct support. We are the largest private employer in Papua and one of the largest taxpayers in Indonesia. During 2005, PT Freeport Indonesia achieved record production at a time of high commodity prices. As a result, the taxes, royalties, dividends and fees we paid to the Government of Indonesia attributable to 2005 totaled approximately $1.2 billion, the highest in our history. Since our current contract with the Indonesian government began in 1992, these direct benefits to Indonesia have approximated $4.0 billion.

PT Freeport Indonesia's indirect contributions to Indonesia are much larger and include the following since 1992:

- Investment of nearly $4.8 billion to build company infrastructure in Papua, including towns, electricity generation facilities, seaports and airports, roads, bridges, tunnels, waste disposal facilities, modern communications systems and other infrastructure, most of which will revert to the Indonesian government at the end of our contract term.

- Investment of over $425 million in social infrastructure directly benefiting the local people, such as schools, student dormitories, hospitals, health clinics, offices, places of worship, recreational facilities and the development of small and medium-sized businesses.

- Direct employment by PT Freeport Indonesia of approximately 8,000 people in 2005. Of these, more than 2,000, or over 25 percent, are Papuans. PT Freeport Indonesia's payroll for its own employees has totaled more than $1 billion since 1992.

- Employment of contract employees, privatized companies and others serving PT Freeport Indonesia, which totaled 10,700 workers in 2005, meaning that the total of those employed by or serving our operations in Indonesia at the end of 2005 was approximately 18,700 people.

- Purchase of more than $3.7 billion of domestically sourced goods and services.

In 2003, we commissioned the Institute for Economics and Social Research, Faculty of Economics, University of Indonesia to conduct an economic impact analysis on the multiplier effect impact on Papua and Indonesia from PT Freeport Indonesia's operations since 1992. The study was updated in 2005. The University's economists found that PT Freeport Indonesia:

- Accounted for, respectively, 2.4 percent, 58 percent and 99 percent of the Indonesian national, Papua Province and Kabupaten Mimika gross domestic products in 2005;

- Contributed almost 65 trillion rupiah to national GDP in 2005, or over $7 billion at current exchange rates;

- Contributed over $40 billion to national GDP in total since 1992;

- Created almost 37 additional indirect jobs for each direct employee of the company, adding 277,000 jobs to the national economy;

- Tax payments accounted for 1.6 percent of the Indonesian national budget;

- Funded over 63 percent of all community development funding contributed by the mining sector in Indonesia through the company's social programs;

- Accounted for 1.3 percent of all household income in Indonesia and 42 percent of the household income in the Papua Province.

In addition, since 1996, PT Freeport Indonesia's operations have committed a portion of revenues for the benefit of the local community through the Freeport Partnership Fund for Community Development. This fund has helped build schools and dormitories, hospitals, places of worship, housing and community facilities in our area of operations in Papua. The fund also supports a comprehensive series of health and educational programs and training and small business development initiatives so that Papuans benefit from the economic development taking place in the area. Contributions to the partnership fund, including the share of our joint venture partner, Rio Tinto plc, totaled $42 million in 2005, and the total contributions to the fund since inception are $194 million. *BusinessWeek* magazine, which surveys the philanthropic activities of American companies each year, named Freeport-McMoRan Copper & Gold Inc. as America's most philanthropic company twice in recent years in terms of cash contributed as a percentage of revenues. This was largely attributable to the Partnership Fund for Community Development.

in millions


$3,000
$2,500
$2,000
$1,500
$1,000
$500
Canada
Australia
Papua New Guinea
South Africa
Peru
Chile
United States

PT Freeport Indonesia's (PT-FI) 1991 Contract of Work (COW)

Estimated Income Taxes and Royalties Under Other Countries' Regulations

II. SOCIAL CHANGE AND DEVELOPMENT

We are committed to building and maintaining positive relationships with our Papuan neighbors, in particular the indigenous communities closest to our area of operation. We have in place a strong Social, Employment and Human Rights Policy, which is included in the appendices to this report. We are committed to providing opportunities for social, educational and economic development, including special efforts to train and hire those indigenous to the area. We also strive to learn more about the Papuan people, their histories and changing circumstances, in building more constructive relationships and enhancing our outreach efforts. Most important is our commitment to extend respect to indigenous Papuans and their cultures and to consult with them in an ongoing dialogue on issues of mutual interest.

We understand the need of the unique peoples of Papua to preserve their cultural traditions and are committed to helping them accomplish this goal. We have long supported the Asmat and Kamoro Art and Cultural Festivals. We have sponsored social, artistic, cultural, language and economic studies of the Amungme and Kamoro people. These studies have improved mutual communication and understanding with our neighbors and contributed significantly to international knowledge of their unique cultures. We have also sponsored two books about the Kamoro and Amungme, the traditional inhabitants of our area of operations, to help us and others throughout the world understand and appreciate their societies.



PT Freeport Indonesia Community Liaison Officers support our community development programs by building and maintaining positive relationships with our neighbors in towns and villages across the region.



Freeport-McMoRan Copper & Gold Chairman James R. Moffett meets with members of the Forum MOU in November, 2005 as part of continual dialogue with the primary stakeholders in the PT Freeport Indonesia area of operations.

In furtherance of our commitment to build and maintain constructive and positive relationships with our Papuan neighbors, we engage in continual dialogue with local leaders. These dialogues have led to important agreements with the Amungme and Kamoro peoples.

PT Freeport Indonesia has also established trust funds for the Amungme and Kamoro to which the company has contributed $7.5 million through 2005 and, in conformance with the applicable land rights agreement, will continue to make contributions of $1 million annually (see Land Rights Recognition Programs). A portion of these funds has been used to purchase shares in Freeport-McMoRan Copper & Gold Inc., thereby permitting the Amungme and Kamoro to become equity participants in the mine. As of December 31, 2005, the funds held a combined total of nearly 43,000 common shares in Freeport-McMoRan Copper & Gold Inc., worth more than $2.3 million at the share price as of that date. These funds are in addition to the social development fund (see Freeport Partnership Fund for Community Development) established by PT Freeport Indonesia, which has received approximately $194 million from our operations since 1996 for investments in projects selected by a board of local stakeholders.

A memorandum of understanding (MOU) consummated in 2000 by Amungme and Kamoro local community organizations and PT Freeport Indonesia focuses on socioeconomic resources, human rights, land rights and environmental issues. This landmark agreement, achieved after five years of negotiations, fosters continuous dialogue to improve mutual understanding and respect, to enable the local people to achieve their aspirations and to continue harmonious relationships.

As part of the 2000 agreement, the MOU Forum was created – consisting of representatives of LEMASA, the Amungme tribal agency; LEMASKO, the Kamoro tribal agency; YAHAMAK, a nonprofit advocacy group for Papuan women and children; the regional government and PT Freeport Indonesia. The MOU Forum meets regularly to discuss issues related to implementation of the 2000 Memorandum of Understanding. This continual dialogue has led to further agreements and mutually beneficial projects and has instilled a sense of partnership and community between us and our Papuan neighbors aligning our shared interests in a sustainable and more promising future.

Freeport-McMoRan Copper & Gold Inc. and PT Freeport Indonesia have made strong, unequivocal commitments to human rights. This commitment is expressed in the company's Social, Employment and Human Rights Policy– formally adopted by both the Board of Directors of Freeport-McMoRan Copper & Gold Inc. and the Board of Commissioners of PT Freeport Indonesia – which requires us to conduct our operations in a manner consistent with the Universal Declaration of Human Rights, to educate our employees about human rights, and to protect any employee who reports suspected human rights violations. This policy may be found in the appendices to this report. We require appropriate personnel to certify annually that they have neither participated in nor are aware of any human rights violation. If a human rights violation is reported, information about that violation would be forwarded to the Indonesian Human Rights Commission. Contractors and privatized companies serving PT Freeport Indonesia must also comply with this policy or implement their own similar policy.

In 2005, PT Freeport Indonesia created the new position of Senior Human Rights Compliance Officer and named Jansen Joku, a distinguished Papuan, to this position. In this important role, Mr. Joku is responsible for the implementation of our Social, Employment and Human Rights Policy and for educating our employees and contract partners in the areas of social responsibility and human rights. During 2005, we conducted training on the company's Social, Employment and Human Rights Policy for over 1,100 employees and an expanded educational program is being carried out in 2006. In addition, through the company's closed-circuit television system, we periodically broadcast an informative video explaining the policy and its application to our organization. PT Freeport Indonesia's annual Social, Employment and Human Rights Compliance Certification was completed in 2005 with 100 percent of the respondents reporting compliance.

We have also joined other mining and oil and gas companies and human rights organizations in endorsing the joint U.S. Department of State-British Foreign Office Voluntary Principles on Human Rights and Security. These principles are also included in the appendices to this report. Twice each year, participants in the voluntary principles program meet to review their implementation and to seek better ways to provide security for extractive industry operations around the world to protect employees and investments while assuring the highest level of human rights compliance. Freeport-McMoRan Copper & Gold Inc. representatives regularly participate in these meetings.

Overseeing the development and implementation of our policy on human rights is an internationally recognized expert, Judge Gabrielle Kirk McDonald. Judge McDonald has been a distinguished civil rights attorney and U.S. federal judge and formerly served as President of the International Criminal Tribunal for the former Yugoslavia. She serves as Special Counsel on Human Rights to Freeport-McMoRan Copper & Gold Inc. As a member of the company's Board of Directors, Judge McDonald reports regularly to the Board on human rights issues and developments.



Local Human Rights leader Yosepha Alomang (second from left) tours a PT Freeport Indonesia environmental reclamation center with PT Freeport Indonesia Agricultural Task Force member Muhamad Nasir as part of the company's ongoing dialogue program with the local community and community leadership.

Our Social, Employment and Human Rights Policy reflects high standards for the social and economic development of the people within PT Freeport Indonesia's Contract of Work area; the commitment of the company to the increased employment of native Papuans, both in number and positions of authority; and the respect for and protection of the human rights of employees, their dependents and the local community around our operations. We recognize that effective implementation of our policy is required for its goals to be met. Freeport-McMoRan Copper & Gold Inc. and PT Freeport Indonesia retained the International Center for Corporate Accountability (ICCA) to conduct a comprehensive audit of the effectiveness of our policy and the extent of our compliance.

During 2004, teams from ICCA traveled to our operations in Papua to gather both quantitative and qualitative data for the audit report. Operational areas included were security, human resources, industrial relations, training, and social and educational programs. Over 400 interviews were conducted with employees to ascertain their understanding of the policy and their perceptions of PT Freeport Indonesia's compliance with the policy. Based on the extensive data collected, ICCA reported its findings to the company in 2005. Their findings and the company's response were made public and are available on the ICCA web site (www.icca-corporateaccountability.org).

The audit confirmed that all potential human rights violations noted in the audit have been reported to the appropriate authorities and addressed in accordance with our human rights policy. None of the reported human rights violations involved activities of PT Freeport Indonesia's security personnel, its other employees or the security personnel of the Government of Indonesia involved in the protection of our operations and employees. The reported incidents fell within the realm of criminal acts and were dealt with accordingly. The audit said PT Freeport Indonesia's human rights training programs are "carefully articulated and well suited" to the operating environment, yet pointed out that many employees still do not adequately comprehend concepts and applications of human rights. As a result, the company has taken steps to improve the effectiveness of its human rights training programs and appointed a Senior Human Rights Compliance Officer to oversee implementation of these programs.



A team from the International Center for Corporate Accountability visits with members of the local community during a comprehensive audit of the effectiveness of PT Freeport Indonesia's Social, Employment and Human Rights Policy.

ICCA's report said that PT Freeport Indonesia has fulfilled or exceeded its commitments to increasing the number of Papuan employees in the workforce as well as its commitments to the local community through social development programs. However, the audit also noted that the company faces challenges in the future in continuing to meet its commitment on Papuan hiring and found significant shortcomings in the educational programs carried out with the company's Freeport Partnership Fund for Community Development (see next section). In response, PT Freeport Indonesia has implemented new initiatives in the development of Papuan employees, including mentoring and enhanced training; and is working with local educational authorities to improve the quality of basic education available in local communities.

An important benefit of the audit has been that this process has provided a framework for the future for PT Freeport Indonesia to evaluate its performance in delivering on its commitments. The company has designed and implemented new operational procedures, management systems, performance evaluations and accountability measures to improve performance in those areas identified by ICCA as requiring improvement. PT Freeport Indonesia has engaged ICCA to conduct the next phase of the audit during 2006. This phase will include follow-up by ICCA to assess our implementation of recommended changes identified in the first phase of the audit, as well as assessing company-funded healthcare programs and the compliance of major contractors and privatized partners with the company's Social, Employment and Human Rights Policy.

The audit was a complex undertaking for both the company and ICCA, but the process has unquestionably yielded benefits both for our company and the local community. *BusinessWeek* magazine published a report on the audit in its October 24, 2005 issue under the headline "Freeport's Hard Look At Itself: The Mining Giant's Gutsy Human-Rights Audit May Set A Standard For Multinationals."



The 74-bed Waa-Banti Hospital, funded by the Freeport Partnership Fund, is part of a local health care system that treated a total of 30,000 in-patients and more than 100,000 out-patients during 2005.

PT Freeport Indonesia and our joint venture partner have since 1996 committed a portion of revenues for the benefit of the local community through the Freeport Partnership Fund for Community Development. The partnership fund is administered and disbursed by an organization called the Lembaga Pembangunan Masyarakat Amungme dan Kamoro (LPMAK), or, in English, the Amungme & Kamoro Community Development Institution. LPMAK is managed by a Board of Commissioners consisting of representatives from the local government, Papuan regional leaders, leaders from the local Amungme and Kamoro communities and PT Freeport Indonesia.

LPMAK's Board of Commissioners establishes annual budgets for three main development program areas– health, education and economic development as well as funding for programs supporting cultural and religious activities. The budgets are based on development priorities determined by LPMAK's Board and the projects supported by LPMAK directly benefit the Amungme and Kamoro people and five other indigenous communities in the Mimika Regency – the Dani, Moni, Ekari/Mee, Damal and Nduga peoples. These groups are represented on the LPMAK board through their community, church and government leaders.

LPMAK has made a significant impact on the lives of the local people by funding projects benefiting residents in villages throughout the Mimika area. Examples include hospitals in Timika and Banti which treat thousands of patients each year; the LPMAK education program which has provided scholarships or educational assistance to thousands of Papuan students; and economic and village development programs which have provided rural income generation projects, clean water, church facilities, and other infrastructure to remote villages in the highlands of Papua. LPMAK is an accountable, professionally managed and successful development program. It is one of the largest privately funded social development programs in Asia.

During 2005, highlights of activities supported by LPMAK included:

- Two hospitals and five health clinics that treated a total of 30,000 in-patients and more than 100,000 out-patients during 2005 alone. Health care is provided free of charge to members of the seven Papuan tribal groups indigenous to the area.

- Partnership programs with the local government for the prevention and treatment of malaria, tuberculosis and HIV/AIDS, as well as the operation of two clinics built by LPMAK in the remote Highlands.

- Scholarships for nearly 5,500 students at all levels, including 350 university graduates, and full funding for 13 student dormitories.

- Partnership programs with the local government for teacher training, support for students from the seven local tribes in the regional Science Olympiad, and renovations to the Banti elementary school.

- More than 1,600 rural income generation activity groups from the seven main tribal communities in the area in agriculture, animal husbandry, fishing, trade and services.

- Cultural activities including the Kamoro Festival attended by over 4,000 participants and a group of 40 Amungme and Kamoro dancers who attended the Bellingen Global Carnival in Australia.

Contributions to the partnership fund were $42 million for 2005 – more than double that of 2004, reflecting the company's exceptional financial performance in 2005. The total contributions to the fund approximate $194 million since inception. The activities of the LPMAK are conducted through program bureaus, consisting of expert facilitators and community leaders, who also cooperate with local government agencies and other non-governmental organizations. These teams review project proposals submitted in accordance with guidelines and budgets established by LPMAK. These proposals are then reviewed by LPMAK's Board of Directors. LPMAK programs are closely coordinated with the local government to ensure maximum impact in improving the quality of life for residents in the Mimika area.

The LPMAK guidelines ensure that project proposals reflect the charitable and development objectives of LPMAK and are subject to financial and audit guidelines. Certain types of activities are strictly prohibited and are not funded, including political activities and projects that do not have a wide impact on the community. Each year an independent auditor issues a report on the LPMAK activities, and LPMAK publishes an annual report, a monthly newsletter, and regular local news articles detailing its programs to ensure transparency to the local communities.



John Nakiaya, Executive Secretary of the Lembaga Pengembangan Masyarakat Amungme dan Kamoro (LPMAK), greets PT Freeport Indonesia officials. The LPMAK has funded US $194 million in programs in the local community since its inception in 1996.

Here to Serve

John Nakiaya – Executive Secretary of LPMAK

"I have always considered myself a servant first," says John Nakiaya, Executive Secretary of the Lembaga Pengembangan Masyarakat Amungme dan Kamoro (Amungme and Kamoro Community Development Organization or LPMAK) – the community council responsible for managing the multi-million-dollar community fund for development in the region surrounding the Freeport project area. With deep roots in the Catholic Church and public service, Nakiaya says he takes to heart the New Testament tenet that it is better to serve than to be served.

His stature seems to belie the attitude of a humble servant. Nakiaya is a big man in a culture where size matters. He towers physically over his peers; and in a place where personal success is often measured by the amount of goods one shares with his neighbors, Nakiaya's organization holds the purse strings to a huge bank account. "It is a giant organization compared to even most non-governmental organizations in this country. It is a huge responsibility," he says with a gentle smile.



John Nakiaya

John joined LPMAK's predecessor organization LPM-IRJA five years ago as head of the education section and assumed his current leadership position in LPMAK in 2002, when it was reorganized into its current form. His typical day involves a non-stop schedule of meetings with staff, local government, community leaders and individual citizens. His job doesn't stop when he leaves the office. During our late afternoon visit in the lobby of a local hotel, several groups waited nearby for a chance to capture a few minutes of his time. "I have learned the importance of being patient and taking the time to communicate clear information to all parties," he says as his mobile phone rings. "In order to succeed, we must be transparent and honest." As part of the drive to openness, LPMAK publishes an Annual Report and quarterly updates filled with detailed budget and funding information. These are distributed to all stakeholders and are printed in their entirety in the two local newspapers. In September 2005, LPMAK also launched a monthly internal bulletin called LAndAS and distributes 1,200 copies monthly to stakeholders and partners.

In His Words:

Primary mission – "To improve the quality of life and work toward a bright future for the people in this region. To enable as many youth as possible the opportunity to get a good education; to improve the health of the people by treatment, education and prevention of illness; and to help people realize their potential economically and personally. We are committed to developing our human resources – not only for LPMAK's 120 employees, but for the entire community."

Biggest successes – "We are building a strong foundation. I am most proud of the way we are establishing LPMAK as a professional organization with strong Standard Operating Procedures and a strong, transparent accounting system. We also have a good working relationship with the local government and with our donor organization, Freeport.

Biggest challenges – "We cannot make everyone happy. There are still demonstrations involving people who don't fully understand our program. We are working hard on improving communications."

A Healthy Population is at the Heart of Sustainable Development



Peter Ebsworth, PT Freeport Indonesia Public Health Department Senior Advisor
Hometown: Victoria, Australia

An Ecologist with expertise in freshwater biology, he also holds a Masters in Public Health. Peter joined the Freeport organization in 1993 to set up a mosquito control program in the lowlands portion of the Freeport project area during a time when the local population began to rapidly expand. Today he is senior advisor to 270 public health workers and provides technical support to the company's health efforts as well as to the local government health department and the LPMAK Health Bureau.

On a typical day in Tembagapura, the mining town that supports the PT Freeport Indonesia operations, the 100-bed employee hospital is abuzz with activity. The medical staff delivers a baby, doctors perform an emergency appendectomy, ultrasounds and x-rays are administered, while dozens of people convalesce in a clean and comfortable environment. Several miles away at the 74-bed Waa-Banti Hospital, laboratory technicians pore over specimens using the latest in high-tech equipment, a broken bone is set, and mothers and children line up for immunizations, vitamins and nutritional education. Medical standards in Waa-Banti Hospital, funded by the Freeport Partnership Fund and owned by the LPMAK, are on par with the Freeport hospital, as with standards at top medical centers in Indonesia's largest cities. The only difference is that these facilities are located in one of the country's most remote regions.



Tukini, Nurse Supervisor at Banti/Waa Hospital
Hometown: Yogjakarta, Central Java
Nurse Tukini joined the Freeport organization more than eight years ago and has been the nurse supervisor at the Banti/Waa Hospital for the past four years. She considers herself as much a teacher as a care-giver. Describing the most important aspect of her job, Tukini says "education is as important as treatment. Yes, it is essential to provide treatment and medication on time, but I believe that providing teaching on good nutrition and healthy habits will improve health in the long run."

"Before the presence of Freeport, there was no medical infrastructure here," says Dr. Morrison Bethea, Freeport-McMoRan Copper & Gold's Medical Director. "Our Chairman, Jim Bob Moffett, had a vision to set up the best possible healthcare system – a world class system – for his employees, and he wanted to build the same kind of system for our local neighbors in a way that would be sustainable."

The result is a vertically integrated healthcare system that cares for Freeport's workers from the mine down to the coast, with an equally competent and comprehensive system for the local population in the corridor of Freeport's project area and in adjacent villages from the coast of the Arafura Sea to the mountain communities in the Central Highlands.

A major 101-bed local hospital funded by Freeport, owned by the local community through the LPMAK and managed by the healthcare provider Timika Caritas Foundation, serves the members of the seven local traditional population groups. Numerous clinics in surrounding remote locations serve thousands of clients each week. International SOS, a leading provider of medical services in more than 60 countries, manages the Freeport health system and provides expert advice for the community and local government health system in what Dr. Bethea describes as a successful cooperative effort. "We all have something in common. Whether you are a Freeport employee or someone from the local indigenous groups, you want good medical care for yourself and your family and you want things to be better for your children than it was for you."

One area in which the cooperative effort has paid off has been in the area of Public Health. The local population has mushroomed from a few thousand to more than one hundred thousand in a relatively short 30 years. As a result, fighting malaria and communicable diseases such as tuberculosis and HIV/AIDS has become more complex. Amid the complexities, there are numerous victories. The cure rate for tuberculosis in the local region last year was 93.3 percent, compared to the World Health Organization average of 85 percent. A sweeping HIV/AIDS education program for both employees and local residents has won accolades from global health agencies.

Malaria kills more people in the world today than any other disease. Current drugs used in Indonesia have an 80-percent incidence of resistance development, which leads to recurrence and re-hospitalization. Freeport's Public Health team has worked for more than a decade to thwart the spread of the killer disease in the region in a multi-pronged effort that involves controlling the mosquitoes that carry the malaria parasite, attacking the vector where the mosquitoes live, providing preventive medications, testing the population and providing state-of-the-science treatment. One of the latest weapons in the local battle is a joint program involving the Indonesian National Institute of Health Research (LITBANGKES) in cooperation with the Menzies School of Health Research of Darwin, Australia. Menzies, in coordination with Holly Pharmaceutical, in 2005 conducted a new study on the effectiveness of Artekin, an artemesinin combination therapy, to prevent and treat malaria. "We've seen an 85 percent plus cure rate with this drug in the study in our area," says Dr. Bethea optimistically. "It's more expensive than our existing drugs, but the expense pales in comparison with the cost of treating recurrence."

The public health strategy evolves on a regular basis. Hundreds of health care workers from Freeport's system, the local government health services and the LPMAK Health Program Bureau are committed to fighting malaria and other diseases while, more importantly, providing health education to a growing and changing population.

Dr. Rosaline I. Rumaseuw
Lowlands Medical Services Coordinator
Hometown: Biak, Papua

Dr. Rosaline is a medical doctor who recently augmented her education by obtaining a Masters in Public Health from Gajah Mada University in Yogjakarta. She manages the operations of five public health centers in villages and population centers in the lowlands portion of the Freeport project area. "Malaria is the biggest health issue in the community we serve. It's our biggest challenge, and our efforts provide an opportunity to save and change lives, to benefit the whole community and to also offer a learning opportunity to the health professionals working in this area."

Dr. Rosaline is front row, 4th from left.





Apprentice programs at the Freeport-sponsored Nemangkawi Mining Institute are providing world-class skills training for hundreds of local residents.

Training, continuing education and development are critical components to ensuring long-term operating efficiency in any business. These matters become even more important when operating in a developing region without a long history of advanced educational programs. Job training programs in Papua must offer more than technical skills development. PT Freeport Indonesia offers more classroom and on-the-job training hours than many universities. Training programs range from basic literacy and mathematics to "pre-apprenticeship" programs for individuals with no prior career training, advanced technical apprenticeships, career and leadership development, and business management programs that provide world-class skills to our workers.

In 1996, PT Freeport Indonesia committed to improve significantly an already aggressive program of training and education. The company pledged to double the number of indigenous Papuan employees throughout the workforce by 2001 and to double that number again by 2006. The company also pledged to at least double the total number of Papuan management and professional employees. Both goals are being met and the company is committed to further progress in providing employment and management opportunities for Papuans. At the end of 2005, PT Freeport Indonesia and its direct contractors had nearly 2,400 Papuan employees, compared to 600 in 1996, including about 250 Papuan management staff employees, compared to less than 50 in 1996. Another 1,000 Papuans were employed by privatized companies serving PT Freeport Indonesia.

In 2003, with a view toward long-term development of Papuans in the workforce, PT Freeport Indonesia formed the Nemangkawi Mining Institute. The Institute's goal is to provide pre-apprentice, apprenticeship and advanced career development opportunities for hundreds of Papuans each year. In 2005, the institute made significant advances. At the end of 2005, over 1,000 Papuans were enrolled in the institute's apprentice and pre-apprentice programs. These students receive on- and off-the-job training in welding, heavy duty mechanics, equipment operations, electrical and instrumentation work, clerical and administration duties and numerous other trades. It is expected that most of these students will be hired by PT Freeport Indonesia and its associated partners. Since Nemangkawi's opening, 55 apprentices have been hired as employees of PT Freeport Indonesia or one of our partner companies. Further, more than 200 pre-apprentices, all Amungme and Kamoro, have graduated to the full apprentice program.

The Nemangkawi Foundation was formally established when a groundbreaking for the institute's new facility took place in November 2004. The new facility, which is being constructed entirely by apprentices, will open in 2006. Late in 2005, Nemangkawi and PT Freeport Indonesia management began discussions with the prestigious Institut Teknologi Bandung (Bandung Institute of Technology) (ITB) with the mutual goal of offering a Master's of Business Administration from ITB through Nemangkawi.

Training is a vital part of PT Freeport Indonesia's employee development programs. During 2005, the company's Quality Management Services Department provided nearly 6 million hours of training to nearly 16,000 participants – almost double that of 2004. A state-of-the-art classroom and workshop facility accommodates some 300 employees per day, providing development opportunities in trades and management areas. In partnership with Caterpillar and Trakindo, this development center has established two computer-based training facilities, and a new resource center was constructed entirely by local Papuan students enrolled in an adult education program which combines literacy development with hands-on training in various skilled trades. In 2005, we installed three equipment simulators – two at the Grasberg training facility and one at Nemangkawi. These simulators allow trainees to experience simulated pit conditions while operating haul trucks, dozers, or shovels in a safe environment.


300
225
150
75
98
99
00
01
02
03
04
05
Goal
Actual


3,500
2,800
2,100
1,400
700
98
99
00
01
02
03
04
05
Goal
Actual
Apprentice

PT Freeport Indonesia has surpassed its goals for Papuan employees and Papuan staff since 1996.

Tomorrow's Team Training Today

"We have an enormous opportunity to develop the workforce to meet our operational needs while also helping address the social needs of the community," says Dave Olive, general superintendent of the underground training program at PT Freeport Indonesia. Perhaps it is his prolonged success as a professional soccer player that allows Olive to see only the prospects for achievement, not the magnitude of the challenge in meeting the staffing needs for what will become the world's largest underground mining operation in a country where no other underground mining occurs.

Just as underground mining will play a prominent role in the future of PT Freeport Indonesia's operations, the participants of the underground training program will be key in meeting the human resource needs of the future. Our underground production currently comprises an important portion of our total production, but this portion will increase significantly in the coming years and with it the staffing needs for our underground operations.

Increasing the human capital of the communities in the area of our operations provides a mutually beneficial programmatic means to support the achievement of our goals for sustainable development. These job training programs not only prepare individuals for employment with PT Freeport Indonesia, but also provide them with skill sets and work experience that make them marketable prospective employees locally, regionally, and worldwide.

Local labor development also makes good business sense for PT Freeport Indonesia. With no other underground operations in Indonesia, our alternative would otherwise be the costly recruitment of employees from abroad. Labor markets for skilled workers in the mining sector have grown tight as companies seek to expand their operational capacity to meet the growing demand for metals to support an expanding global economy. These training programs thus help both the company and the community to plan for their future. Numerous academic studies have indicated a strong correlation between parental-educational attainment levels and those of their children; therefore, there is strong potential to induce a cycle for increased educational attainment for generations to come.



The Underground Training Program at PT Freeport Indonesia helps both the company and the local community to plan for their future.



100 percent of the Underground Training Program participants are indigenous Papuans.

"The beauty of the program is that we are able to meet our local community commitments while meeting the human resource capacity needed to accomplish our operational goals," remarks Olive. "100 percent of the program participants are Papuan with enrollment supported by the pre-apprenticeship program. The pre-apprenticeship program provides aspiring candidates an opportunity to acquire the necessary skills to be successful in the apprenticeship program through remedial coursework in reading, writing, and mathematics.

One participant in the apprenticeship program, Mochtar Madjid Ba'a, describes his experience with the program: "Through the apprenticeship program, I have had the opportunity to work and gain knowledge about underground mining systems and equipment. I am proud to join this apprenticeship program because I can work in practical settings to learn and also become knowledgeable about miners' work through our classroom instruction." Ba'a has been so successful he is being trained to become an instructor in the underground training program, an example of PT Freeport Indonesia training members of the local community to become educators as well as operators.

The underground training program at PT Freeport Indonesia is preparing a highly skilled workforce to meet our business needs for tomorrow and increasing the skill base of the community to support economic growth in Indonesia for tomorrow and beyond.

We support local business development to promote local economic growth to enhance the standard of living and opportunities for the local population. Local economic growth is critical to achieving sustainable development. As local businesses grow and expand, they create more jobs, more wages, more spending and, ultimately, more revenue to support more new enterprises – building a local economic system capable of sustained growth and increased opportunities for generations to come. Substantial recent growth in the economic output of the Papua province apart from PT Freeport Indonesia indicates the emergence of a diversifying, sustainable economy.

Economic survey data from the Mimika regency, the local governmental district in which we operate, indicates that nearly 500 of 650 small and medium-sized enterprises (SMEs) created there were directly associated with our operations. These SMEs will serve as the foundation for a vibrant and flexible business sector. This growth of the Mimika economy, however, will increasingly attract outside businesses and products that will compete with local entrepreneurs. To meet this challenge, PT Freeport Indonesia supports human capital development through apprentice programs, technical training schools and higher education assistance. Encouraging the application of appropriate technologies, providing business skills education and supplying access to working capital promotes sustained local economic growth and aids the viability of existing and future SMEs.

PT Freeport Indonesia's Small and Medium-Sized Enterprise Development program had more than 100 participants during 2005, providing nearly 1,000 jobs. Most of the entrepreneurs in the program are from the Amungme and Kamoro tribes, traditional residents of the area of our operations. Thirteen new businesses in the SME program were started in the past two years. Eighty-five percent of the SME program participants have a positive cash flow, an important barometer of success for fledgling businesses.

One successful local enterprise that began with company backing is the Amungme Agroforestry Program, which is now providing income for 40 Amungme families growing internationally known Arabica Coffee, roasting and packaging it on-site and marketing it under the label Amungme Gold.

in millions


$4.0
$3.0
$2.0
$1.0
02
03
04
05

Business Development Program


15%
85%
SMEs with positive cash flow
SMEs with negative cash flow


MAX
180m

An ice factory and fish processing plant managed by local Kamoro entrepreneurs offers a sustainable business opportunity, while also providing local fishermen with the resources to better market their catch.

PT Freeport Indonesia's Small and Medium Enterprise Development Program

Bertha You understands the healthcare needs of the Papuan community in a way few others can. Her degree from a nursing college in Jayapura, Papua provides her technical medical background and her heritage as a member of the Mee tribe provides her insights into the cultural factors associated with delivering medical services and goods in Papua. Bertha owns and operates PT Aweida Awii Farma, which provides medical goods and bulk order pharmacy services in Mimika.

Like many entrepreneurs in developing regions, Bertha had difficulty accessing the capital she needed to grow her business to meet the expanding healthcare market for the steadily increasing local population. When Bertha learned about PT Freeport Indonesia's Business Development Program, she investigated the program as a way to meet the capital needs of her business.

PT Freeport Indonesia's Business Development Program was indeed able to help. With a working capital loan from the revolving fund foundation set up by PT Freeport Indonesia to assist local entrepreneurs with their capital needs, Bertha was able to finance the expansion of her company.

In 2005, Bertha and PT Aweida Awii Farma received a large contract to supply the government of Mimika its supply of medicines and medical equipment for 2006. In addition to supplying the local government with its medical supplies, Bertha's company continues to supply local pharmacies as well as RSMM, a 101-bed hospital in Timika that provided over 100,000 patient visits in 2005. PT Freeport Indonesia paid for construction of the hospital and provides funds for its operation.

Bertha is currently in the process of recruiting more staff and sales personnel. PT Freeport Indonesia's business development staff is excited to be a part of her growing business, which now provides important services, job growth, and economic expansion for the local economy.



Bertha You, owner and operator of PT Aweida Awii Farma.

Under the Indonesian constitution, all unimproved land is, by law, owned by the Government and all minerals belong to the Government. PT Freeport Indonesia's "January Agreement" of 1974 with the Amungme was the first recognition in Indonesia of *hak ulayat*, or the right of traditional people to land used for hunting and gathering. Subsequent to that agreement, the Government formally recognized the right to compensation for *hak ulayat* land rights. Compensation in the form of *rekognisi*, or recognition, is paid to communities for a release of *hak ulayat* rights, as *hak ulayat* is a communal property right. PT Freeport Indonesia has paid *rekognisi* in several instances over the years through programs mutually agreed upon with the affected local Papuans and the Government.

Two such multi-year *rekognisi* programs are ongoing in the highland and lowland areas of our operations. These two *rekognisi* programs are providing millions of dollars worth of infrastructure, social and economic development projects including housing, school buildings and student dormitories, medical clinics, places of worship, community buildings, office buildings, roads, bridges, water tanks, electrical power, motorboats for transportation and fishing, sports facilities and feasibility studies for business opportunities. The two recognition programs are as follows:

- The Kamoro Village Recognition Program, compensating for the release of land to the Government by five Kamoro villages in the lowlands, including land used for the tailings deposition area, cargo dock facilities, the port and electrical transmission line corridor. The program initially focused on physical infrastructure, including housing and community facilities, but now targets ongoing needs such as economic development and income generation, health education and access to health facilities, nutritional instruction, continuing education for post-secondary students, village and social institution development and preservation of the Kamoro culture. Included are programs to develop a sago plantation and to foster the commercialization of the local fishing industry. Activities in 2005 included installing water wells and pumps; contracting for electrical service to three villages; elevating a road and building a permanent bridge in one village; distributing fishing assistance packages to more than 400 families, including outboard motors and fuel, nets and cool-boxes; and providing ongoing training in nutrition and sewing to women in all five villages.

- The Tiga Desa (Three Village) Development Program, a similar program for three Amungme villages in the highlands. This program provided additional *rekognisi* to the Amungme living nearest the mine, who had been compensated in the 1974 agreement, in connection with the expanded scope and continuing success of our operations. This program focused on infrastructure through 2005 and includes construction of bridges, roads, protective levees, housing, water and sewer service, and hydroelectric development. During 2005, 94 houses, 9 bridges and a church were built, work continued on two airstrips, and renovations were made to 22 homes. An important 2005 development was the signing of a Memorandum of Understanding between the people of the three villages and PT Freeport Indonesia outlining the scope of work for the recognition program through 2010.



Places of worship, schools, village offices and housing in the highlands community of Aroanop were provided as additional land rights recognition as part of the Tiga Desa (Three Village) Development Program.

In addition, land rights trust funds for the Amungme and Kamoro tribes were created in 2001 to provide voluntary special recognition for the holders of the *hak ulayat*, or traditional land rights, in the mining area and for the expanded scope and continuing success of the mining operations. PT Freeport Indonesia has contributed $7.5 million to these funds through 2005 and, in conformance with the applicable land rights agreement, will continue to make contributions of $1 million annually. A portion of these funds has been used to purchase shares in Freeport-McMoRan Copper & Gold Inc., permitting the Amungme and Kamoro to become equity participants in the mine. As of December 31, 2005, the funds held a combined total of nearly 43,000 common shares in Freeport-McMoRan Copper & Gold Inc., worth more than $2.3 million at the share price as of that date.



During 2005, 94 houses, 9 bridges and a church were constructed in the villages of Banti (pictured), Aroanop and Tsinga as part of the Tiga Desa Development Program.

Freeport-McMoRan Copper & Gold Inc., PT Freeport Indonesia and Atlantic Copper, S.A. have established a comprehensive Ethics and Business Conduct Policy, which requires all employees to adhere to ethical standards established by the company and consistent with applicable laws, including the U.S. Foreign Corrupt Practices Act (FCPA) and the Sarbanes-Oxley Act. All appropriate company personnel are required to certify annually their adherence to this policy. In addition, employees are required to notify the company compliance officer of any activity, transaction or other information involving a suspected violation of the policy. Any reported incidents or concerns about violations or potential violations are investigated and resolved appropriately.

We conduct periodic training sessions for our managers, supervisors and other personnel so they can identify potential issues and know how to respond appropriately. We also periodically review our policies and procedures to ensure that applicable legal requirements and expectations regarding corporate responsibility are met. See our Ethics and Business Conduct Policy on our website (www.fcx.com).

It Takes A Village to Build A Village

Open Communications Key to Three Village Development Program Success


Benny Gobay

Benny Gobay's morning commute to work might involve a foot trek up a steep mountain path and across a swinging bridge, or a 20-minute helicopter flight to a remote village. On this particular morning, he fords a raging river in an all terrain vehicle to reach a construction project in Banti II, one of the new housing areas in the Waa Valley near the Freeport operations center in Tembagapura. When he reaches his destination, village elders extend their hands for a knuckle-snap that is the common Papuan highlands greeting reserved for good friends. "If we understand each other, we will have friendship and our relationship will be fruitful," Gobay says as he beams a smile.

Gobay heads up a team of several dozen PT Freeport Indonesia Community Liaison Officers- a unit of the Social Outreach and Local Development Department - whose primary task is to communicate. "We will be successful if we can improve the wellbeing of the local communities. But in order to do that, we have got to share our goals and to listen, so that we understand each other," says the 46-year old native of the Papuan highlands region of Paniai. "Not only must we communicate, but we must fully understand each other. We should know and appreciate their culture and they should understand our company," he adds.

Gobay is in Banti to monitor progress of some of the major construction projects taking place in the valley as part of the Tiga Desa (Three Village) Development Program, which is providing additional land rights recognition to the members of the Amungme community living in the three mountain villages nearest the Freeport operations. Similar programs have been completed for several Kamoro community villages in the lowlands portions of the PT Freeport Indonesia project area. The villages of Banti/ Waa, Tsinga and Aroanop, which benefitted from an earlier land rights agreement, are enjoying a new round of improvements in connection with the expanded scope and continuing success of the Freeport operations. These new benefits resulted from months of discussions involving community leaders, government and Freeport management. "This is much more than a handout," Gobay says. "This is a result of many years of communications that have improved our relationships."

Since the Tiga Desa program began in 2001, PT Freeport Indonesia has built hundreds of homes, a hospital and two clinics, places of worship, community centers, improved school facilities and other village infrastructure. Airstrips are being constructed in Tsinga and Aroanop, the Amungme villages in valleys to the east and west of the Freeport Project Area which were previously only accessible via helicopter or a 12-hour hike.

Ginting T. Surantha is the Construction Superintendent who has been looking after the large-scale program for five years. "I've been with Freeport for more than 30-years and this is probably the most rewarding program I've been involved with," he explains. "But it is not a typical construction project," he adds. "This is a community development job. You cannot expect to come to work and start building. Socialization and discussion come first every day. We explain exactly what the workers are doing and why they are doing it. And the local community gets directly involved. It's their project."



Ginting T. Surantha (second from right) starts each day in discussions about community needs with village leaders.



Nathanial Kum

Gobay couldn't agree more. "We're doing so much work here in this village and the other villages around here. But if you don't have a relationship – if we don't fully understand each other, these projects won't mean much."

Nathanial Kum, originally from the village of Tsinga, is a CLO on Gobay's team. He adds that the end result of the Tiga Desa program will be a better-educated, healthier population that has a better opportunity for economic development. "The people are very happy with the outcome so far," Kum says. "Before, they felt as though they did not have opportunity. But now, they feel like they have a chance to develop like other places in Indonesia."

Freeport-McMoRan Copper & Gold Inc.'s employees and officers conduct the company's business under the direction of our Office of the Chairman, comprised of our Chairman and our Chief Executive Officer, with oversight by our Board of Directors. Our shareholders elect our Board to oversee management and to assure that the long-term interests of our shareholders are being served. Both the Board of Directors and management team recognize that the long-term interests of our shareholders are advanced by addressing corporate governance appropriately and responsibly.

Our Board consists of eleven members, a majority of whom are independent. We also have one director emeritus. In accordance with our Corporate Governance Guidelines, non-employee directors meet in executive session at the end of each regularly scheduled Board meeting. Each of the members of our Audit, Corporate Personnel, and Nominating and Corporate Governance Committees is independent within the meaning of our Corporate Governance Guidelines. In addition, our Board has determined that each member of our Audit Committee qualifies as an "audit committee financial expert," as such term is defined by the rules of the Securities and Exchange Commission. Each Board committee operates under a written charter adopted by our Board. Our Corporate Governance Guidelines and all of the committee charters are available on our web site at www.fcx.com.

Consistent with our Contract of Work, our responsibility as a corporate citizen and the Voluntary Principles on Human Rights and Security as well as our company's duty to protect its employees and property, PT Freeport Indonesia has taken appropriate steps to provide a safe and secure working environment. As part of its security program, the company maintains its own internal security department, which performs functions such as protecting company facilities, monitoring the shipment of company goods through the airport and terminal, assisting in traffic control and aiding rescue operations. PT Freeport Indonesia's civilian security employees (numbering approximately 700) are unarmed and perform duties consistent with their internal security role. For 2005, the total costs for our internal civilian security department were $13.4 million ($11.3 million net to PT Freeport Indonesia). The security department receives human rights training and each member is required to certify his or her compliance with our human rights policy.

PT Freeport Indonesia, on the same basis as all businesses and residents of Indonesia, relies on the Government of Indonesia for the provision of public order, upholding the rule of law and protection of personnel and property. The Grasberg mine has been designated by the Government as one of Indonesia's vital national assets. In addition to the security provided by the Indonesian Police, this designation as a national vital asset results in the military's playing a significant role in protecting the area of company operations. The Government is responsible for employing police and military personnel and funding and directing their operations. From the outset of PT Freeport Indonesia's operations, because of the limited resources of the Government and the remote location and lack of development in Papua, the Government has looked to the company to provide logistical and infrastructure support as well as supplemental funding for these necessary services.

The company's project area is large – encompassing 700,000 acres and currently having a population of more than 120,000. The Government continuously assesses the security situation for the project area and adjusts the police and military presence as it deems necessary to provide adequate security to the mine as well as the surrounding area, which primarily consists of the local Regency of Mimika. The Government security personnel assigned to the area and receiving support from the company currently number approximately 2,400, including, among other units, Coast Guard at the port site, Air Force at the airport, riot control personnel to deal with civil disturbances, and both perimeter and on-site security at the mine and the mill.

In addition to establishing separate infrastructure (such as offices and housing), the support for the Government-provided security in Papua includes in-kind assistance and monetary allowances to mitigate living costs and the hardship elements of posting in Papua, better ensuring positive morale and that personnel are properly fed and lodged, and to provide the logistical resources necessary to patrol and secure the company's operating area. Oversight of support requests is designed to ensure that only appropriate and legitimate requests are granted. This support for the Government security institutions assigned to the company's area of operations represents a prudent and considered step by our company to protect its workforce and property, and to meet the expectations imposed by the Government on companies conducting business in remote areas of Indonesia. This provision of support is consistent with the company's obligations under the Contract of Work, our philosophy of responsible corporate citizenship, the joint U.S. State Department-British Foreign Office Voluntary Principles on Human Rights and Security, and is in keeping with our commitment to pursue practices to promote human rights. The company has periodically reviewed its support practices to ensure that they are appropriate, lawful, and properly controlled. Currently, the company is reviewing its support practices and responding to inquiries from certain government authorities regarding its security support for 2001-05. The company is cooperating with all authorities in this process.

For 2005, the expenses associated with support for Government-provided security for the operations were approximately $7.3 million ($6.2 million net to PT Freeport Indonesia). The support consisted of costs incurred and allocated by the company for infrastructure, food, housing, fuel, travel, vehicle repairs, and allowances to cover incidental and administrative costs. The capital costs for associated infrastructure for 2005 were $0.1 million.

Sustainable Development Advisory Council Provides Strategic Advice

Report by Prof. Otto Soemarwoto

On August 8, 2005, PT Freeport Indonesia instituted the Sustainable Development Advisory Council (SDAC) with the following members:

Prof. Otto Soemarwoto (Chairman), Padjadjaran University, Sustainable Development; Dra. Mientje Roembiak (Secretary), Cenderawasih University, Gender Issues; Prof. Dr. Oekan Abdullah, Padjadajran University, Human Ecology; Prof. Dr. Achmad Ali, Hasanuddin University, Law and Human Rights; Dr.M. Chatib Basri, University of Indonesia, Economics and Human Resources; Prof. Dr. Farid Anfas Moelock, University of Indonesia, Public Health; Dr. Naffi Sanggenafa, MA, Anthopology.

The mission of the Council is to provide strategic advice and recommendations to the Senior Management of PT Freeport Indonesia on sustainable development issues. Since its initiation, SDAC has met twice and made a field visit to Timika and Tembagapura. At this stage, SDAC is gathering information to be in a position to provide advice and recommendations.

Sustainable development is a complex concept. As defined by the UN World Commission on Environment and Development, it is development that meets the needs of the present without compromising the ability of future generations to meet their own needs. Sustainable development requires that societies meet human needs both by increasing productive potential by environmentally friendly methods, and by ensuring equitable opportunities for all (WCED, 1987). The Johannesburg Declaration on Sustainable Development identified ecology, economy and social aspects as the three pillars of sustainable development which have to be addressed holistically (WSSD, 2002). Since the real wealth of a nation is its people, the purpose of development is to create an enabling environment for people to enjoy long, healthy and creative lives (UNDP, 1999). Training has been conducted, especially for the Papuan people, to enable our workers to participate in the operation of PT Freeport Indonesia in meaningful ways. Schools have been established and scholarships have been provided to meet the long-term needs of development. Cooperation has been established with the government and local foundations to provide public health services. Human rights issues are being addressed. Furthermore, significant activities are directed to managing the environmental impacts of PT Freeport Indonesia's operations and to reclaim the impacted areas to become productive. These are complex interconnected operations. The task of SDAC is to seek ways to make those efforts efficient and effective, consistent with the concept of sustainable development.



Prof. Otto Soemarwoto, Chairman
Sustainable Development Advisory Council

The Mimika Regency is located in a remote part of the country, far away from economic activities and markets, and its development is still in the early stages. Papua has rich cultural and natural resources which are still untapped. PT Freeport Indonesia is the current driver for economic activities in Timika. The sustainability of this economic development after PT Freeport Indonesia ceases operations many years in the future is the goal of our sustainable development programs. The economic development from our company's mining operations leads to economic growth in other sectors and provides an avenue to long-term economic opportunities for the communities in the area of our current operations.



One of the goals of the Sustainable Development Advisory Council is to provide input on strategy for sustainable economic development in the Mimika Regency and throughout the Province of Papua. Working cooperatively with the local government, PT Freeport Indonesia, as advised by the SDAC, participates in construction of infrastructure.

III. Environmental Management

We are committed to managing and minimizing the impact of our operations on the surrounding environment and to reclaiming and revegetating affected land. Through our Environmental Policy (see Appendix A), we commit to sound environmental management and practices, to providing adequate resources to fulfill that responsibility and to continuous improvement of our environmental performance at every operational site. We are also strongly committed to our continued support of both scientific research to further understand the environments in which we operate and to comprehensive monitoring to determine the effectiveness of our management practices. We also work with governmental agencies, the local population and responsible nongovernmental organizations to enhance our environmental performance. We have also adopted the principles of the Sustainable Development Framework of the International Council on Mining and Metals (ICMM), of which we are a member (see Appendix B).


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Environmental Training of all employees and contract personnel is an important aspect of PT Freeport Indonesia's Environmental Management System (EMS).

In our Environmental Policy, we commit our company to regular internal and external environmental audits to assess our environmental compliance, management systems and practices. PT Freeport Indonesia's environmental audits provide our managers with information on current environmental performance and help identify opportunities for improvement. PT Freeport Indonesia responds to the audits with action plans to implement suggestions made by the auditors. In 2005, three environmental audits were conducted:

- Representatives from Crescent Technology Inc., representing the Freeport-McMoRan Copper & Gold Inc. Board of Directors and senior management, audited PT Freeport Indonesia's operations as part of the annual corporate internal auditing program.

- The International Certification Services Division of Société Générale de Surveillance (SGS), an International Standardization Organization (ISO) 14001 registration and certification organization based in Geneva, Switzerland, with offices in Indonesia, performed a surveillance audit on PT Freeport Indonesia's environmental management system, a requirement for maintaining our ISO 14001 certification. ISO 14001 provides companies with a systematic approach to effective environmental management and continuous improvement. PT Freeport Indonesia was one of the first mining operations in Indonesia to achieve this recognition when we were awarded ISO 14001 certification in December 2001 for our mining and ore processing operations. Annual follow-up reviews by the certification agency are required by ISO 14001 protocols to determine the status of conformance and to assess continued certification. PT Freeport Indonesia has been reviewed every year from 2002 to 2005 through surveillance and/or recertification audits by the certification agency, SGS. Each of these audits verified that PT Freeport Indonesia's Environmental Management System was in conformance with the requirements of the ISO 14001 standard. This significant achievement demonstrates our strong commitment to providing effective environmental management at our operations.

- A triennial independent external environmental audit was conducted by Montgomery Watson Harza to fulfill one of PT Freeport Indonesia's commitments included in its Environmental Impact Assessment (AMDAL) approved by the Government of Indonesia in 1997. The audit concluded that PT Freeport Indonesia's mining operations "are among the largest and most environmentally challenging and complex in the world" and that the company's "environmental management practices continue to be based on (and in some cases represent) best management practices for the international copper and gold mining industry." The audit also concluded, as have previous independent audits, that PT Freeport Indonesia's tailings management program (see next section) "remains the tailings management option best suited to the unique topographical and climatological conditions of the site, with a far lower level of environmental impact and risk" than those posed by alternatives. The Montgomery Watson Harza auditors also made a number of specific recommendations for improvements in PT Freeport Indonesia's environmental management practices and these are being implemented.

In addition to these audits, PT Freeport Indonesia agreed to participate in the Government of Indonesia's PROPER (Environmental Compliance Audit) program in 2005. Results of the 2006 exercise are anticipated later this year.

Our environmental management system also includes an in-house environmental inspection program that is conducted continually throughout the year. These inspections are conducted at nearly 400 facilities, including contractors and privatized companies, from the Grasberg mine to the port. The purpose is to assess conformance by all facilities to our environmental management system. The results from these inspections serve as a measurement of our environmental performance and a basis for determining continual improvement. The results are also taken into account in the determination of employee bonuses, providing an added incentive for our work force to maintain high environmental performance.



Montgomery Watson Harza auditors discuss tailings management with PT Freeport Indonesia environmental team members in the deposition area.

Accomplishing Goals for the Environment and the People of Papua

Profile - Dr. Rusdian Lubis

"My goal is to ensure that Freeport is the safest and most sustainable copper and gold mining company in the world," says Dr. Rusdian Lubis, PT Freeport Indonesia's Senior Vice President for Environment, Safety and Health. "This is an exciting and challenging job."

Dr. Lubis, a native Indonesian, has worked in over 30 countries and speaks several languages. Prior to joining Freeport's staff, Dr. Lubis was the Senior Environmental Specialist for Africa for the World Bank, where he received the 2002 World Bank President's Award of Excellence for his contribution to the Ugandan Poverty Reduction Strategy. He has previously received three other awards from the World Bank, and an Eisenhower Fellowship in 1990 as a future leader from a developing country.

Dr. Lubis has done much over the years to help ensure the safety and health of environments and people around the world in diverse regions. He is now proud to have the opportunity to do the same for his home country. "I view PT Freeport Indonesia as a huge training and spawning ground for the future Indonesian leaders of mining industries in the country or even the world. If I could help raise the professional and leadership capabilities while I am working at PT Freeport Indonesia, then that would be my biggest accomplishment."

At PT Freeport Indonesia, Dr. Lubis has already accomplished much – managing safety and industrial health during one of the safest periods yet for any mining company. PT Freeport Indonesia had no fatalities in 2005 and the company's lost time injury rate per 200,000 workers was less than 7 percent of the U.S. metals mining industry average.

He has also overseen many environmental accomplishments. "PT Freeport Indonesia has engaged complex environmental issues and has accomplished so much, including constructing levees to contain tailings, reclamation and monitoring – these are no small feats," says Dr. Lubis. "We are lucky to have an excellent Environment, Safety and Health team which mostly consists of dedicated young Indonesian professionals. In leading the team, I shape the agenda and work programs and I collaborate with other departments to deal with issues on the ground. I also work in Jakarta with senior management to focus on strategic issues."

Dr. Lubis stresses the importance of assessing, mitigating and managing the environmental impacts of the mining operation, and has stated that PT Freeport Indonesia has been "on the right track." He states, "like safety, environmental issues should be everyone's business, responsibility and accountability. We have no choice."

He looks forward to the challenge of "facing and accepting the dynamics of new environmental policies and institutional issues that are a part of Indonesia's democratic and open society."



Dr. Rusdian Lubis, left, PT Freeport Indonesia Senior Vice President for Environment, Safety and Health

Tailings are finely ground natural rock residue from the processing of mineralized ore. PT Freeport Indonesia uses a physical flotation process to separate the copper- and gold-bearing minerals from the host rock. Neither mercury, cyanide nor other potentially harmful chemicals are used in the process. A dedicated river system transports the sediment to a designated deposition area in the lowlands and coastal zone, which is an engineered, managed system for the deposition and control of tailings. The tailings deposition system is operated under PT Freeport Indonesia's comprehensive tailings management plan, approved by the Government of Indonesia during the 1997 300K AMDAL process.

As part of the Government-approved AMDAL (environmental and social impact study) completed in 1997, it was agreed that the tailings management option originally considered should be studied in further detail. A Tailings Review Committee comprised of members of the Environmental Risk Assessment Review Panel Team, the PT Freeport Indonesia Environmental Advisory Council, and PT Freeport Indonesia management was established to review this issue. After a series of several detailed studies were completed, including analysis of remote sensing information, evaluation of various pipeline options, a review of geotechnical considerations, flood and hydrogeological impacts and comprehensive risk assessments, the Tailings Review Committee concluded that the current tailings management system, transporting tailings to the tailings deposition area, is the best option available. Independent environmental audits of PT Freeport Indonesia's environmental management systems have reached the same conclusion. PT Freeport Indonesia continues to work with various national and international experts to ensure that its tailings management practices represent the best alternative, considering the applicable geotechnical, topographic, climatological, seismic and rainfall conditions.

The tailings deposition system involves construction of lateral containment structures, or levees, to provide an area for controlled tailings deposition. Work is continually conducted on various enhancements to the system, including inspections, monitoring and increased tailings retention projects.

PT Freeport Indonesia has investigated and implemented specific retention techniques designed to interrupt and disperse flow to encourage additional deposition within the confines of the tailings deposition area. The tailings retention plan divides the deposition area into three sections based on the elevation, sediment grain size and type of flow, and details specific techniques that may be effective in each section. These retention techniques include the use of bio-filters, permeable groins, flow deflection structures and other engineering applications. A technical group – consisting of international experts and representatives of the Institute of Technology at Bandung, P.T. Puri and PT Freeport Indonesia – was formed to develop recommendations concerning the effectiveness of tailings retention techniques. PT Freeport Indonesia has also committed to maintaining a proactive management team solely dedicated to ensuring the implementation of tailings retention plans and reclamation plans executed each year.

PT Freeport Indonesia also submitted in 2002 to the Government of Indonesia a detailed Environmental Risk Assessment of the tailings management system, following five years of operations under the expanded production capacity. This assessment found that the environmental impacts of PT Freeport Indonesia's expanded operations were consistent with those anticipated by the company's comprehensive environmental and social impact study, the AMDAL, which was completed in 1997 and approved by the Government of Indonesia.

Studies of tailings reclamation and establishment of demonstration plots on tailings areas show that tailings can be readily revegetated/replanted with native forestry and agricultural plants. In fact, natural re-colonization takes place rapidly. When mining is completed, the tailings deposition area will be reclaimed in a manner consistent with the appropriate technique established through consultation with various stakeholders, taking into account appropriate consideration of environmental and social impacts. Details of results to date are discussed in more detail in the Reclamation and Revegetation section below.

Extensive sampling of water quality in the tailings management system evidences that the water in the river which transports the tailings from PT Freeport Indonesia's mill in the highlands to the lowlands tailings deposition area meets the Indonesian and U.S. Environmental Protection Agency drinking water standards for dissolved metals. Data from biological sampling continue to demonstrate that the estuary downstream of the tailings deposition area is a functioning ecosystem based both on the number of species and the number of specimens collected of nektonic, or free-swimming, organisms such as fish and shrimp.



In 2005, work was completed on the diversion of the Ajkwa River out of the tailings deposition area (right) and into a channel closer to its original location (left). Re-directing the Ajkwa in this manner will increase the amount of tailings sediment deposited within the Modified Ajkwa Deposition Area, while also providing additional fresh water flow along the eastern boundary of Timika.

Beginning in 1998, a new levee was constructed to the east of the existing west levee which provided the western boundary for the tailings deposition area in the lowlands. Construction of the new levee created a channel between it and the old levee. PT Freeport Indonesia completed work in 2005 on the diversion of the Ajkwa River into this channel, near the Ajkwa River's original course. The Ajkwa diversion is performing as expected with rapid stabilization of the channel and meandering pattern development.


U.S. EPA drinking water standard for copper
Indonesian drinking water standard for copper
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Copper concentrations in the Ajkwa River are well within drinking water standards for dissoved metals.

There are a number of environmental advantages to diverting the Ajkwa River from the tailings deposition area and returning it near to its original channel. As authorized by the Government of Indonesia, the Ajkwa River diversion was completed in 2005. Since then, only the Otomona River carries the tailings sediment to the tailings deposition area. There are no mining operations in the watershed of the Ajkwa River, which joins the Otomona at the northern edge of the tailings deposition area. The flow of the Ajkwa previously contributed to the transportation of tailings through the land-based portion of the deposition area. Re-directing the Ajkwa River to the channel between the two levees prevents its contact with the tailings deposition area and thus will provide additional natural freshwater flow along the eastern boundary of the heavily populated area of Timika. The reduced flow through the tailings deposition area also helps increase the amount of sediment retained.

Directing the Ajkwa River flow to the new channel also allowed large-scale reclamation demonstration projects to be carried out on previously deposited tailings in the area between the two western levees. This area is now the site of successful reforestation and agriculture projects begun as the new levee was being built.

PT Freeport Indonesia is committed to reclaiming or revegetating disturbed land when it is no longer used for our operations. We have conducted comprehensive scientific reclamation studies and programs for many years in both the highlands and the lowlands areas to provide sound data on the options for land reclamation.

Highlands

The highland ecosystem is shaped by environmental extremes which include very low nocturnal temperatures, high solar radiation during the day but with short periods of photosynthesis, heavy fog, high rainfalls and nutrient-poor soils. Plants growing there are highly specialized, having evolved to survive in these harsh conditions. International scientific experts and PT Freeport Indonesia staff have studied the ecology of the alpine ecosystem in our work area and have developed methods to produce planting stock for native species. Studies undertaken to date include ethno-botany, biodiversity of the sub-alpine and alpine ecosystems, the use of native mosses for pioneering reclamation strategies and tissue culture for propagating native alpine plants.

Although the overburden stockpile areas around the mine will be active for another 10 years, we are committed to reclaiming areas of overburden each year when the areas are no longer necessary for operations as we monitor the performance of various planting techniques and modify the programs to enhance their long-term success. Through 2005, more than 70 hectares of disturbed land at the mine in the highlands have been revegetated to comply with PT Freeport Indonesia's commitment to the Government of Indonesia. Most of the disturbed areas at the mine and mill in the highlands remain in active use and therefore are not yet available for revegetation.

The intensive studies conducted to date have identified many types of native highlands plant species that are suitable in reclamation. Current research is designed to improve survival of these species in the harsh conditions. Research during 2005 focused on the role of the local climate in the establishment of mosses and rapid natural succession at the final placement areas of overburden. The benefits of transplanting were observed in the successful generation of natural recruits produced and/or introduced by the transplants in the trial areas. The native species of *Deschampsia klossii, Anaphalis helwigii* and various native herbs proved to be highly predictable and resilient to the Grasberg conditions and are capable of self-propagating and colonizing successfully and quickly in the area.

Lowlands

In the lowlands, reclamation research has repeatedly demonstrated that native species successfully and rapidly colonize naturally and grow on soils containing tailings. Soils containing tailings are very suitable for growing many agricultural crops when the soils are ameliorated with organic material. The objective of PT Freeport Indonesia's reclamation and revegetation program in the lowlands is to transform soils containing tailings in the deposition area into agricultural and/or other productive land use or to return the soils to native vegetation after mining is completed.

Through the end of 2005, 138 plant species have been successfully grown on soils containing tailings. Some plant species that have been successfully tested include legume cover crops for fodder; local trees such as casuarina and matoa; agricultural crop plants such as pineapple, melon, and banana and vegetables and grains such as chili peppers, cucumbers, tomatoes, rice, string beans and pumpkins. Similar to previous years, harvests of edible plants and fruit from many of these species were conducted in 2005.

(Continues on page 43)



Our commitment to minimizing our impact and reclaiming or revegetating affected land includes reseeding mine overburden sites with native plants.

Showcasing Natural Succession

Natural succession is a directional non-seasonal cumulative change in the types of plant species that occupy a given area through time. It involves the processes of colonization, establishment and extinction which act on the participating plant species. A simple ecological system ultimately evolves into a more complex community. This process usually occurs after a disruption to a system (such as a wildfire or a flood) and therefore simplifies it. The species that compose a system, and the manner in which they are organized, will change during the course of natural succession.

This natural succession process is occurring rapidly in areas surrounding the levees in which the tailings from the mining operation are contained. We call it the Natural Succession Discovery Park. Trian Purnamasari developed the idea of the park in order to promote the existence of the natural resources within the tailings deposition area through educational and recreational activities. Examples of activities available to visitors include bird watching and studying medicinal plants used by the Kamoro Tribe.

Trian, whose educational background is in eco-tourism, says of the Discovery Park, "This place allows people to learn about nature – the plants and animals around us, local cultures – through understanding of the Kamoro's traditional uses for many of these local plant species, and to see that tailings can support a diverse, healthy ecosystem."



The Natural Succession Discovery Park offers numerous opportunities for employees and the local community to observe and learn about nature. This bird blind is a popular site for photographers.



Trian Purnamasari leads a group of school children from Timika on a guided tour of the Natural Succession Discovery Park.

Trian's hard work to build the Discovery Park has increased public awareness of the environmental reclamation that is occurring daily. There is an increase of soil development, fisheries, animal husbandry, and agricultural projects around the tailings deposition area. Trian is part of the Agricultural Task Force team which has now evolved into the Lowlands Tails Retention and Reclamation group.

The stages in natural succession are categorized by the changes of plant community through time, from grasses as pioneer plants to shrubs, then to young forests followed by mature forests and ultimately to climax forests within several decades.

The natural succession process begins in the deposition area with pioneer plants such as the dominant *Phragmites karka* grass and ferns. Pioneer plants produce abundant biomass that adds nutrients to the soil to improve the micro-climate and micro-organisms to enhance the richness of the soil. The final stage of succession, the climax forest, provides a relatively stable plant community that has a dominant plant population suited to the environment.

In the area where the deposited tailings have reached the age of about one decade, the natural succession process has reached the young forest formation stage.

There are 7 bird species, 13 butterflies and 69 vegetation species found in the Natural Succession Discovery Park to date. The plant species are divided into three groups: low level plants (grasses and ferns), shrubs and high level plants (trees). These include 9 species of herbs, trees and grasses that have been identified as traditional medicine used by the Kamoro Tribe. Trian worked with a group of Kamoro people to identify and understand the uses of these medicines. The medicinal virtues include treatments for malaria, wounds, stomach aches and as an antidote for snake poison.

Natural Succession Inside the Tailings Deposition Area



Pioneer grass species, including the dominant Phragmites karka (light green areas), naturally take root on the tailings sediment.



Larger pioneer plants, including ferns and shrubs, produce abundant biomass that adds nutrients to the soil to improve the micro-climate.



The final stage of succession, the climax forest, is a relatively stable plant community which has a dominant plant population suited to the environment. Waterfowl and other wildlife are abundant. Nearly 300 species of plants have naturally re-colonized in portions of the deposition area.

Assisted Colonization Accelerates The Natural Process



Casuarina trees planted on tailings sediment grow rapidly and help to fix nitrogen into the soil.



Legumes, also nitrogen-fixers, are introduced to add more nutrients.



An overhead look at a healthy five-year-old coniferous forest established through assisted colonization.



Agricultural crops and native fruit trees thrive on this reclamation plot which was formerly part of the tailings deposition area. The objective of the reclamation and revegetation program is to transform soils containing tailings into agricultural land and/or other productive use, or to return to native vegetation after mining is completed.

Lowlands Reclamation (Continued from page 37)

PT Freeport Indonesia's comprehensive sampling program monitors environmental conditions in the tailings deposition area. A total of 100 samples from 24 species varieties of edible plants and fruit were collected during the year for metals uptake analysis. Rigorous testing performed on these edible plants and fruits continue to demonstrate that metals uptake from the minerals naturally contained in the tailings is minimal and levels remain well below the maximum allowable levels stipulated in national and international standards for these plants.

Our reclamation plan is based on the PT Freeport Indonesia 5-year Reclamation Plans, which are submitted to the Department of Energy and Mineral Resources. A total of approximately 40 hectares of tailings deposition area were reclaimed during 2005. Nearly 900 coconut trees from four different varieties of *Cocos nucifera* were planted in a 5-hectare area of soils containing tailings. This was followed by the planting of about 15 hectares of legume cover crops inside the areas planted with *Casuarina* sp., *Pometia pinnata* and coconut trees. Monitoring of the growth of these trees continues to indicate excellent progress. In order to prevent erosion, vetifer grass *(Vetiver zizanoides)* was planted at the edge of the Ajkwa River on about 18 hectares. An animal husbandry program has been developed in the lowlands to demonstrate that cattle can be raised and grazed on deposited tailings. Four different species of grass – *Arachis pintoii, Brachiaria humidicola, Paspalum notatum* and *Stylosanthes sirens*– were also planted on 1.5 hectares in this area in 2005. This project was established in cooperation with the local government to monitor cattle health. Through December 2005, a total of about 100 head of cattle were being raised in this area.

In one demonstration project, two types of legume cover crops *(Colopogonium muconoides* and *Centrosema pubescens)* have been planted to be used as biomass to accelerate the formation of soils in the tailings area. The legumes are also nitrogen-fixers that add nutrients to the soils containing tailings. In addition to the production of commercial crops, another strategy of tailings reclamation is to encourage natural ecological succession – the natural regrowth of native species – in designated areas. Natural succession occurs quickly in many parts of the tailings deposition area, led by *Phragmites karka* grass. The *Phragmites* grass produces detrital biomass which enriches soils containing tailings. This process also improves water retention capacity of the soils so that other species can propagate.

An independent research project on natural succession of native vegetation on tailings in an area outside the current deposition area, but which previously received tailings, found that in a period of only a few years, 264 plant species have naturally re-colonized and are growing well. This aspect of tailings reclamation has been observed and studied by PT Freeport Indonesia for years, but the formal confirmation and documentation of this process by independent scientists is significant.

A portion of the tailings pass through the tailings deposition area. Some of the newly formed lands from these sediments have been naturally colonized by mangroves. Within the past several years, six mangrove species, 30 species of crabs and shrimp, four species of snails and several species of fish and marine polychaetes (worms) were identified in the mangrove colonization areas. To accelerate the primary succession process in these newly formed lands, PT Freeport Indonesia has initiated an assisted mangrove colonization program. During 2005, a total of nearly 70,000 mangrove trees were planted. Monitoring of the survival rate of these mangrove seedlings showed that their growth and survival rates are similar to rates reported for other assisted colonization programs from around the world described in scientific literature. Research continues to improve this rate of survival. The mangrove swamplands are part of the native ecosystem and provide a protective barrier for inland residents.


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Reclamation testing shows success for many species on tailings; overburden testing, utilizing only native species, is more difficult due to high altitude conditions, but successes continue to increase.

Data is cumulative 1995 through 2005.

Overburden is rock that must be moved aside to gain access to ore that is mined and processed to recover metals for commercial purposes. PT Freeport Indonesia handles overburden under a comprehensive Overburden Management Plan approved by the Government of Indonesia. Many metals occur in nature as sulphide minerals. When ore is mined and overburden containing sulphides is left exposed to the elements, the action of water, oxygen and natural bacteria has the potential to create sulphuric acid. This acidic water can dissolve metals contained in overburden rock and transported in water drainage systems and, if not properly managed, cause adverse environmental impacts. This process is known as acid rock drainage.

PT Freeport Indonesia manages and monitors acid rock drainage from its operations. Independent audits of PT Freeport Indonesia's environmental management system concluded that our overburden management programs are "well integrated" and "consistent with international practice." Under the Government-approved overburden management plan, PT Freeport Indonesia places overburden in managed areas around the Grasberg open pit. PT Freeport Indonesia's acid rock drainage mitigation plans provide for capture and treatment of the existing acid rock drainage, in conjunction with limestone blending and limestone capping of existing overburden placement areas to manage future acid rock drainage generation.



PT Freeport Indonesia's long-term environmental monitoring program (LTEMP) evaluates potential impacts of our operations by routinely measuring water quality, biology, hydrology, sediments, air quality and meteorology in our area of operations. For 2005, the overall monitoring program included the collection of nearly 7,500 environmental samples and the conduct of over 52,000 separate analyses on these samples, which included aquatic biology, aquatic tissue, plant tissue, mine water, surface water, ground water, sanitary wastewater, river sediments and tailings. The program ensures that we have the scientific information necessary to make management decisions about our operations to minimize and mitigate environmental impacts.

PT Freeport Indonesia does not use mercury or cyanide in its processes, relying instead on a flotation process that physically separates the copper- and gold-bearing minerals from the ore. Comprehensive monitoring conducted for years continues to show there is no significant elevated level of mercury or arsenic in the water, sediment, fish or plants from our operations area relative to background samples from the east and west of our project area.

In 2005, PT Freeport Indonesia monitored water quality at over 300 locations throughout the project area, collected over 7,000 water samples and conducted over 50,000 water quality analyses. We monitored more than 100 sampling locations for nekton, benthos, plankton and mangrove invertebrates in the aquatic biology program. As noted above, data from this sampling continue to show that the estuary downstream of the tailings deposition area is a functioning ecosystem, based on both the number of species and the number of specimens collected of nektonic, or free-swimming, organisms such as fish, shrimp and mangrove aquatic fauna.

PT Freeport Indonesia's monitoring program included the collection of nearly 7,500 environmental samples and the conduct of over 52,000 separate analyses on the samples. The program ensures that we have the scientific information necessary to make management decisions about our operations to minimize and mitigate environmental impacts.



Collection of household solid waste in our employee communities is conducted by local Papuan-owned businesses.

Between 1999 and 2005, nearly 6,000 samples of aquatic fauna were collected and a total of over 33,000 analyses were conducted on them. The monitoring of benthos, or bottom-dwelling organisms, continued in 2005 at 16 sites in the estuaries and 40 sites in the Arafura Sea. Studies during our approved 300K AMDAL identified these organisms as being at risk from sedimentation. The results of this monitoring indicated that tailings sites generally have high densities of very small polychaetes, or marine worms, which are pioneer species to disturbed areas. Benthos diversity is now increasing in the Minajerwi estuary, an area that received tailings prior to design and construction of the tailings deposition area, indicating no long term impacts once mining operations are completed. The monitoring also indicates no impact of tailings on the marine benthos in the Arafura Sea outside of the tailings management area.

PT Freeport Indonesia's environmental management programs involve all aspects of its operations, not just those related to mining. We have a comprehensive waste management system using the principles of re-use, recycling and reduction. Our waste minimization programs involve reduction and substitution with environmentally friendly products. Bulk containers, waste oil, used papers and tires are all re-used locally in an environmentally acceptable manner. Other recyclable materials such as aluminum, scrap metals and used batteries are collected and stored in a temporary storage area for subsequent recycling or removal in accordance with the requirements of the Indonesian government.

Wastes, including small amounts of hazardous waste, are segregated at the point of origin. Collection, packaging and storage of hazardous wastes generated by assay work on ore samples, analytical laboratories and other processes are managed in compliance with Indonesian government regulations. Hazardous wastes are segregated and stored in specific designed storage facilities until they can be shipped to approved hazardous waste disposal facilities elsewhere in Indonesia. Medical wastes are separated from other wastes in special containers for final destruction in a licensed high-temperature medical waste incinerator on site.

PT Freeport Indonesia's other solid wastes are disposed in three designated locations, including landfills for inert wastes and a landfill for biodegradable wastes, which is lined and equipped with a leachate collection and treatment system. PT Freeport Indonesia has implemented programs to comply with updated government regulations on domestic liquid waste that affect our 10 sewage treatment plants. The effluent quality from all sewage treatment plants is monitored regularly for the parameters of pH (alkalinity), BOD (biological oxygen demand), TSS (total suspended solids) and oil and grease in accordance with the standard.



Many bird species, including these Little Pied Cormorants, find a home in the Natural Succession Discovery Park portion of the tailings deposition area.

The PT Freeport Indonesia project area is located in the Province of Papua, and is adjacent to the Lorentz National Park, a 2.5 million hectare area which was named a UNESCO World Heritage Site in 1999. The entire region of southern Papua exhibits a high level of endemism and one of the highest levels of biodiversity in Southeast Asia. Similar to the PT Freeport Indonesia project area, the park encompasses a continuous, intact transect from high mountains to tropical marine environment, including extensive wetlands near and along the coast. PT Freeport Indonesia has no operations in Lorentz National Park.

We have conducted numerous ecological and biodiversity studies within our project area to facilitate effective biodiversity management. These biodiversity studies, conducted in conjunction with Indonesian and international experts, included surveys of: vegetation (from Lowland, Montane, Sub-alpine, Alpine and Nival Zones), ethno-botany, medicinal plants, mammals, birds, amphibians, reptiles, fish, soil fauna, and both aquatic and terrestrial insects. The large majority of this work is directly applicable and available to researchers charged with developing management plans for the Lorentz National Park.

Extensive botanical and taxonomy surveys within the PT Freeport Indonesia project area (from Coastal to Nival Zones) were also carried out over a six-year period by staff from the Royal Botanical Gardens at Kew, England in conjunction with assistance from Indonesian institutions. More than 5,000 flowering and fruiting plant species were identified and prepared for herbariums. Posters of the vegetation zones and taxonomy of the plants were produced and numerous scientific publications in peer review journals have resulted from these studies.

From the scientific point of view, PT Freeport Indonesia's biodiversity programs have significantly contributed to the knowledge of natural science in Papua through the discovery of new species, reference collections, and the publication of papers, books and posters. PT Freeport Indonesia has published books in its biodiversity series including: "The Freshwater Fish of the Timika Region, New Guinea", "The Birds of Mimika", and "The Butterflies of Mimika."

Additionally, we have supported numerous scientific biodiversity studies in coordination with international non-governmental organizations and the Indonesian government throughout the province of Papua. One mission that PT Freeport Indonesia supported in 2005 was a widely reported Conservation International expedition to the Foja Mountains region of Papua that resulted in the discovery of many new species of plants, birds, frogs, insects and mammals.

In December 2004, PT Freeport Indonesia completed an updated closure management plan, representing the company's latest analyses and strategies on closure management. Current reserves are sufficient to support mining operations through the end of the current Contract of Work in 2041. PT Freeport Indonesia is committed to fulfilling its closure obligations, with disturbed areas being reclaimed by native vegetation, or developed in a manner consistent with decisions made in consultation with local stakeholders and the Government of Indonesia. The company also supports the development of the stakeholder communities in the areas in which we operate. These positions are consistent with our commitment to integrate sustainable development considerations within the corporate decision-making process.

Because of the long life of the mine based on currently proven and probable reserves – approximately 70 years in total and extending almost 35 years in the future – the scope of the closure management plan remains broad. The plan is consistent with existing Indonesian laws and regulations, current commitments (Contract of Work, AMDAL, and operational management plans), international mine closure principles and practices and the current allocation of financial provisions to fund mine closure costs. PT Freeport Indonesia's overall closure strategy is to identify, monitor and mitigate impacts, both environmental and social, through ongoing management programs during the operations phase. This will ensure that decommissioning, reclamation and environmental monitoring activities required at closure and during the post-closure phase can be managed effectively; the effects of mine closure on the local economy and communities can be managed and the transfer of any remaining assets and the responsibility for the mining area to the Government of Indonesia can be achieved smoothly and efficiently. Funds are being set aside to implement the closure plan as detailed in the Annual Report of Freeport-McMoRan Copper & Gold Inc. The closure management plan will be updated approximately every five years.



Safety has the highest priority at PT Freeport Indonesia. This policy is implemented through the Freeport Safety and Health Management System, which also applies to all contractors and privatized companies serving our operations in Indonesia's Papua province.

Implementing an effective safety program for such a large and varied operation – involving more than 18,000 workers engaged in mining and milling, ore flow and processing, power plants, ground transportation, aviation, port and marine vessel operation, residential towns, dormitories and a hotel – is a complex undertaking. It involves management and supervisory focus and a comprehensive safety management system for every aspect of operations; introductory, fundamental, specific skill and supervisory training – including annual refresher courses; and a system to track results and progress in achieving safety goals.

PT Freeport Indonesia measures its progress using the international NOSA (National Occupational Safety Association) 5 Star Rating System, plus the Supervisory Safety Accountability Program to measure supervisory safety performance. Annual safety and health goals are established by each operating unit annually, and management is held accountable for the results. Safety and health performance is a key indicator in the annual performance review of each supervisor and manager. This system has historically worked well for our company and our safety performance has consistently compared very favorably to mining operations in the U.S. and other nations.

During 2005, the lost time injury rate per 200,000 working hours at PT Freeport Indonesia was 0.13, a 28 percent improvement over 2004 and comparing very favorably to the U.S. metals mining industry average of 1.9. The total reportable injury rate also improved to 0.38, a 17 percent improvement over the prior year. The U.S. metals mining industry average was 3.27.



A PT Freeport Indonesia Safety Inspector observes work in a maintenance shop near the Grasberg Mine.

Atlantic Copper, S.A.

As in previous years, the Environmental Management Systems at Atlantic Copper's operations in Huelva were audited in 2005 by the Spanish Association for Standardization and Certification, in accordance with the ISO 14001:96 international certification standards and the European Union Environmental, Eco-Management and Eco-Auditing Regulation No. 761/2001. Atlantic Copper received positive results from the audits, which are required annually to retain the ISO 14001 certification that Atlantic Copper first achieved in 1999.

Atlantic Copper environmental activities are focused on achieving compliance with the new European Union requirements of the Integrated Pollution Prevention and Control Program, as they were defined in the Voluntary Agreement between Atlantic Copper and the Andalusian Regional Government for Sustainable Development signed in 2003. All the projects included in this agreement to be carried out during the period 2003-2005 have been implemented by Atlantic Copper according to plan.



The Atlantic Copper operations in Huelva, Spain

APPENDIX TABLE OF CONTENTS



Residents of Banti shop at a cooperative supermarket constructed in their community as part of the Tiga Desa (Three Village) Development Program. The program provides additional land rights recognition to members of the Amungme community living nearest the mine. Other Tiga Desa program elements include housing, places of worship, bridges, roads, water and sewer service.

APPENDIX A
Freeport-McMoRan Copper & Gold Inc.
Environmental Policy

General

Freeport-McMoRan Copper & Gold Inc. (FCX) believes that, as a responsible corporate citizen, it is the duty of the company and its operating affiliates to minimize the impact of their operations on the environment and, where feasible, to protect and enhance the quality of the environment in areas where they operate. FCX is also committed to providing a safe working environment for its employees and a healthy social/economic environment for the local people in its operational areas. FCX is committed not only to compliance with federal, state, and local environmental statutes and regulations, but also to continuous improvement of its environmental performance at every operational site. Environmental audits will continue to be conducted to assess environmental compliance, management systems and practices. Goals and benchmarks will be established in each operating unit as a yardstick to measure environmental performance. FCX will also work with governmental agencies, the local population and responsible non-governmental organizations to enhance its environmental performance.

Environmental Principles

To achieve these Policy objectives, FCX and its operating affiliates will:

- Comply in all material respects with all applicable environmental laws and regulations and, in jurisdictions where these are absent or inadequate, apply cost-effective management practices to advance environmental protection and to minimize environmental risks.
- Make environmental management a high corporate priority and the integration of environmental policies, programs, and practices an essential element of management.
- Provide adequate resources, staff, and requisite training so that employees at all levels are able to fulfill their environmental responsibilities; and communicate with all employees, contractors and vendors on the importance of environmental protection.
- Review and take account of the environmental effects of each activity, whether exploration, mining or processing; and plan and conduct the design, development, operation, and closure of any facility, including pollution control systems, in a manner that optimizes the economic use of resources while reducing adverse environmental effects.
- Promote responsible stewardship and recycling efforts of its products.
- Conduct regular environmental reviews, assessments and audits and act on the results.
- Acknowledge that certain areas may have particular ecological or cultural values as well as development potential and, in such instances, consider these values along with the economic, social, and other benefits resulting from development.
- Support research to expand scientific knowledge and develop improved technologies to protect the environment, promote the international transfer of technologies that mitigate adverse environmental effects, and use technologies and practices which take due account and respect of local cultures, customs and values as well as the economic and environmental needs.
- Recognize local communities as stakeholders and engage with them in a process of consultation and communication regarding environmental management issues and impacts.
- Accept the responsibility of supporting resource conservation and sustainable development in all operational areas.

Environmental Auditing

Environmental auditing is a key component of this Environment Policy. This process is a systematic, objective evaluation of facility operations and practices which is designed to:

1. Verify compliance with environmental regulations, internal policies, and accepted practices.

2. Evaluate the effectiveness of environmental management systems in place.

3. Identify and assess any reasonably foreseeable risks associated with hazardous conditions attributable to environmental and related factors and provide an avenue for effective prevention and resolution.

As prescribed in the FCX Environmental Auditing Protocol, major operational facilities are to continue to be internally audited on an annual basis. Smaller facilities, with senior management concurrence, can be audited on a biannual basis. Periodic, external audits may also be deemed appropriate for certain facilities by FCX Senior Management. The formal auditing protocol covers all aspects of environmental management, programs, controls and treatment facilities.

APPENDIX.

Oversight and Communication

The FCX Board of Directors Public Policy Committee and the Board will periodically review and update this Environmental Policy. Based on the results obtained from the periodic evaluations and audits, FCX Senior Management will review and revise, as needed, environmental objectives, environmental programs and the environmental management system of each operating unit.

FCX will work to foster throughout the Company and its operating affiliates a sense of responsibility regarding the environment. FCX also recognizes its responsibility to communicate to the public on its environmental status and progress through annual reports, publication of external audit results, notifications of all environmental certifications, and other public statements and announcements.

APPENDIX B
International Council on Mining and Metals Principles
10 Principles for Sustainable Development Performance

In May 2003, the ICMM Council of CEOs committed corporate members to implement and measure their performance against 10 sustainable development Principles.

The 10 Principles were developed by benchmarking against other leading global standards including: the 1992 Rio Declaration, the Global Reporting Initiative, the OECD Guidelines for Multinational Enterprises, the World Bank Operational Policies, the OECD Convention on Combating Bribery, ILO Conventions 98, 169, 176, and the Voluntary Principles on Human Rights and Security.

The following companies are members of ICMM and have committed to measuring their performance against ICMM principles:

• Alcoa • Anglo American • AngloGold • BHP Biliton • Freeport-McMoRan Copper & Gold • Mitsubishi Materials • Newmont • Nippon Mining & Metals • Noranda • Pasminco • Placer Dome • Rio Tinto • Sumitomo Metal Mining • Umicore • WMC Resources

The ICMM Principles are as follows:

1. Implement and maintain ethical business practices and sound systems of corporate governance.

- Develop and implement company statements of ethical business principles, and practices that management is committed to enforcing.
- Implement policies and practices that seek to prevent bribery and corruption.
- Comply with or exceed the requirements of host-country laws and regulations.
- Work with governments, industry and other stakeholders to achieve appropriate and effective public policy, laws, regulations and procedures that facilitate the mining, minerals and metals sector's contribution to sustainable development within national sustainable development strategies.

2. Integrate sustainable development considerations within the corporate decision-making process.

- Integrate sustainable development principles into company policies and practices.
- Plan, design, operate and close operations in a manner that enhances sustainable development.
- Implement good practice and innovate to improve social, environmental and economic performance while enhancing shareholder value.
- Encourage customers, business partners and suppliers of goods and services to adopt principles and practices that are comparable to our own.
- Provide sustainable development training to ensure adequate competency at all levels among our own employees and those of contractors.
- Support public policies and practices that foster open and competitive markets.

3. Uphold fundamental human rights and respect cultures, customs and values in dealings with employees and others who are affected by our activities.

- Ensure fair remuneration and work conditions for all employees and do not use forced, compulsory or child labour.
- Provide for the constructive engagement of employees on matters of mutual concern.
- Implement policies and practices designed to eliminate harassment and unfair discrimination in all aspects of our activities.
- Ensure that all relevant staff, including security personnel, are provided with appropriate cultural and human rights training and guidance.
- Minimize involuntary resettlement, and compensate fairly for adverse effects on the community where they cannot be avoided.
- Respect the culture and heritage of local communities, including indigenous peoples.

4. Implement risk management strategies based on valid data and sound science.

- Consult with interested and affected parties in the identification, assessment and management of all significant social, health, safety, environmental and economic impacts associated with our activities.

- Ensure regular review and updating of risk management systems.

- Inform potentially affected parties of significant risks from mining, minerals and metals operations and of the measures that will be taken to manage the potential risks effectively.

- Develop, maintain and test effective emergency response procedures in collaboration with potentially affected parties.

5. Seek continual improvement of our health and safety performance.

- Implement a management system focused on continual improvement of all aspects of operations that could have a significant impact on the health and safety of our own employees, those of contractors and the communities where we operate.

- Take all practical and reasonable measures to eliminate workplace fatalities, injuries and diseases among our own employees and those of contractors.

- Provide all employees with health and safety training, and require employees of contractors to have undergone such training.

- Implement regular health surveillance and risk-based monitoring of employees.

- Rehabilitate and reintegrate employees into operations following illness or injury, where feasible.

6. Seek continual improvement of our environmental performance.

- Assess the positive and negative, the direct and indirect, and the cumulative environmental impacts of new projects– from exploration through closure.

- Implement an environmental management system focused on continual improvement to review, prevent, mitigate or ameliorate adverse environmental impacts.

- Rehabilitate land disturbed or occupied by operations in accordance with appropriate post-mining land uses.

- Provide for safe storage and disposal of residual wastes and process residues.

- Design and plan all operations so that adequate resources are available to meet the closure requirements of all operations.

7. Contribute to conservation of biodiversity and integrated approaches to land use planning.

- Respect legally designated protected areas.

- Disseminate scientific data on and promote practices and experiences in biodiversity assessment and management.

- Support the development and implementation of scientifically sound, inclusive and transparent procedures for integrated approaches to land use planning, biodiversity, conservation and mining.

8. Facilitate and encourage responsible product design, use, re-use, recycling and disposal of our products.

- Implement a management system focused on continual improvement of all aspects of operations that could have a significant impact on the health and safety of our own employees, those of contractors and the communities where we operate.

- Take all practical and reasonable measures to eliminate workplace fatalities, injuries and diseases among our own employees and those of contractors.

- Provide all employees with health and safety training, and require employees of contractors to have undergone such training.

- Implement regular health surveillance and risk-based monitoring of employees.

- Rehabilitate and reintegrate employees into operations following illness or injury, where feasible.

9. Contribute to the social, economic and institutional development of the communities in which we operate.

- Engage at the earliest practical stage with likely affected parties to discuss and respond to issues and conflicts concerning the management of social impacts.

- Ensure that appropriate systems are in place for ongoing interaction with affected parties, making sure that minorities and other marginalized groups have equitable and culturally appropriate means of engagement.

- Contribute to community development from project development through closure in collaboration with host communities and their representatives.

- Encourage partnerships with governments and non-governmental organizations to ensure that programs (such as community health, education, local business development) are well designed and effectively delivered.

- Enhance social and economic development by seeking opportunities to address poverty.

10. Implement effective and transparent engagement, communication and independently verified reporting arrangements with our stakeholders.

- Report on our economic, social and environmental performance and contribution to sustainable development.

- Provide information that is timely, accurate and relevant.

- Engage with and respond to stakeholders through open consultation processes.

APPENDIX C
Freeport-McMoRan Copper & Gold Inc. Social, Employment and Human Rights Policy

Freeport-McMoRan Copper & Gold Inc. ("FCX" or "the Company") believes that, as a responsible corporate citizen, it is the duty of the Company to foster positive social and employment relationships in every area of operation. FCX is committed to the continuous improvement of those relationships and dedicated to ensuring that its operations are conducted in a manner consistent with the Universal Declaration of Human Rights and other applicable international standards of human rights, the laws and regulations of the host countries in which FCX operates, and the culture of the people who are indigenous to the Company's operational areas. FCX will work to be a partner in the social and economic development of the people in and around its areas of operations.

Objective
The objective of this document is to clearly establish the Company's policy on Social, Employment, and Human Rights, specifically how it is applied to its social interaction with the community, its relationships with employees, and its conduct with regard to human rights and security.

Coverage
This policy applies to all employees of FCX and its operating affiliates, including PT Freeport Indonesia (PTFI).

Note: Employees of privatized or contractor companies doing business with PTFI must comply with this policy. Alternatively, the privatized or contractor company may implement a policy similar to this policy for their respective employees.

Policy
1. Social Interaction with the Community FCX has always been cognizant of its multiple responsibilities toward the development of the local people. The Company has conducted its Indonesian operations with concern for and a sense of responsibility toward its Indonesian Papuan employees and the indigenous people who live around its operations area. The Company's commitment to the community is evident from our various social programs. In addition to our contributions toward community development, we recognize the importance of understanding the perspectives and respecting the rights of the indigenous population.

To achieve these objectives, FCX and its operating affiliates will:

- Build relationships with people in the host country and especially with people indigenous to areas of operations or exploration.

- Work continuously to understand the culture and social patterns of the people in the host country and especially the people indigenous to areas of operations or exploration. To accomplish this, the Company and its affiliates will undertake social, cultural, and health studies.

- Consult with local populations about important operational issues that will impact their communities.

- Work with the host country's government, the local people, and responsible non-governmental organizations to create and periodically update social integration and/or sustainable development plans for all operational sites. These plans shall address the issue of economic and social viability of each operating area after cessation of operations.

- Encourage awareness among our employees of attitudes, beliefs, and values of the local community.

- Recognize its significant impact on the local indigenous population and voluntarily recognize this in various ways.

2. Employee Relations
FCX is committed to supporting certain fundamental principles within the area of employment and employee relations, including the elimination of discrimination in the workplace, the freedom of association and the right to collective bargaining, the elimination of forced and compulsory labor, and the abolition of child labor.

To support these principles, FCX and its operating affiliates will:

- Obey the laws and regulations of the host country with respect to employment practices.

- Adhere to applicable international standards of health and safety.

- Employ as many citizens of the host country as practicable and, wherever practicable, employ people who are indigenous to the operational or exploration site.

- Provide training to citizens of the host country with a primary focus on those indigenous to the operational or exploration area to prepare them for employment in the operation.

- Promote employees on the basis of their willingness and ability to perform the job without discriminating on the basis of age, gender, ethnicity, race, color, language, sexual preference, religion, political affiliation, or tribal affiliation. However, special efforts will be made to train and hire people indigenous to each operational or exploration area.

- Ensure that employees are fairly remunerated.

- Establish a favorable work environment free of discrimination and harassment, including but not limited to sexual harassment.

- Respect the employee's right to join a union or other coordinated association.

- Prohibit the employment of forced, bonded, or child labor.

PTFI currently has a comprehensive set of procedures and code of conduct that can be found in the Industrial Relations Guidebook and the Collective Labor Agreement.

3. Human Rights
a. Definition, Commitment, and Objectives
The Universal Declaration of Human Rights (UDHR) contains a good definition of human rights.

FCX, its affiliates, and its employees are dedicated to the promotion of the rule of law and protection of human rights at all operational sites. The Company is committed to ensuring that its operations are conducted in a manner that respects the UDHR, the Voluntary Principles on Security and Human Rights, other applicable international standards of human rights, the laws and regulations of the host country, and the culture of the people who are indigenous to the areas in which the Company operates.

FCX has instituted several methods of accountability, including an annual certification process and the engagement of an independent firm to audit the Company's implementation of the Social, Employment, and Human Rights Policy. Employees are expected to respect human rights principles and to report any acts that may constitute violations of human rights.

The Company and its affiliates will:

- Educate employees about human rights.

- Notify all employees that the Company requires them to treat employees and non-employees in and around areas of operation with dignity and respect.

- Take appropriate action against any employees who violate the human rights of others.

- Report any credible accusation of human rights violation to the appropriate government authorities and other agencies.

- Provide the Company's full cooperation with any responsible human rights investigation and support appropriate punishment for any proven violations.

- Protect all employees who report suspected human rights violations.

- Work proactively to create a constructive climate for promotion of human rights in all areas where we operate by implementing programs and policies aimed at building positive relationships and by setting a good example.

- Take appropriate steps to ensure that no party uses our property and/or equipment to engage in actions that violate human rights.

b. Human Rights and Security
FCX, together with several other companies from the United States and the United Kingdom, helped to establish the Voluntary Principles on Security and Human Rights. This document was formulated as part of a dialogue between the governments of the United States and the United Kingdom and a number of companies and non-governmental organizations. It covers both interactions between companies and public security, such as police or military, and interactions between companies and private security.

To uphold human rights standards, PTFI's Security Personnel will:

- Carefully screen all potential new hires to avoid hiring anyone who has been credibly implicated in human rights abuses or has a criminal record.

- Respect all people's human rights throughout their daily activities; this includes those persons accused of illegal activity. Among other things, this means avoiding discrimination on the basis of age, gender, ethnicity, race, color, language, sexual preference, religion, political affiliation, or tribal affiliation; arbitrary interference with any person's privacy; and any inhuman or degrading treatment.

- Monitor our equipment and facilities to prevent misuse by parties that may be engaged in actions that violate human rights.

- Consult regularly with local communities on security matters.

- Ensure that all security procedures and policies are publicly available in order to mitigate distrust between operations and local communities.

- Train personnel regularly to reinforce the principles set out in the Voluntary Principles on Security and Human Rights.

With respect to those security forces not under PTFI's direct control (public security forces), PTFI will:

- Consult regularly on security, human rights, and related work-place safety issues.

- Communicate Company policies regarding ethical conduct and human rights.

- Support government efforts to provide human rights training and education for all.

- Inform the public of any arrangements of support made by PTFI for the benefit of public security so that such support shall be transparent and publicly disclosed.

- Monitor the use of equipment provided by the Company and investigate situations in which equipment is used in an inappropriate manner.

- Report any credible allegations of human rights abuses by public security in our contracted area of work to the senior military or police official in the area and to the Corporate Human Rights Compliance Officer.

c. Human Rights Reporting
Each operational site will have a Human Rights Compliance Officer (HRCO) and there will be a Corporate HRCO. The HRCOs will be responsible for receiving all reports of possible human rights violations, evaluating those reports, investigating when necessary, forwarding them to appropriate government authorities and, where applicable, to non-governmental organizations if deemed appropriate. The Corporate HRCO is responsible for documenting all allegations, overseeing all investigations, and making recommendations to correct any existing problems and/or to prevent problems from occurring in the future.

PTFI has set forth a supplementary method of reporting potential human rights violations, which can be found in the Human Rights Implementation Guide and Action Plan (FMPROC.02).

d. Annual Certification
Each year senior Staff employees, all security employees, and all community development employees will be required to fill out and submit to the Corporate HRCO a Human Rights Assurance Letter stating that they understand the Company's Social, Employment, and Human Rights Policy and that they have neither taken part in any activities that would violate human rights nor have they witnessed any such activities. The Corporate HRCO will make a report to the Public Policy Committee of the FCX Board of Directors each year about human rights and compliance with the Company's Social, Employment, and Human Rights Policy.

PTFI has set forth a supplementary method of annual certification, which can be found in the Human Rights Implementation Guide and Action Plan (FM-PROC.02).

e. Audit
On a periodic basis, the Company will engage an independent firm to conduct an audit of the Company's implementation of this Social, Employment, and Human Rights Policy to assess its effectiveness and the extent of the Company's compliance. The findings from such an audit would be expected to note areas for improvement to which the Company will respond with a plan for implementing recommended improvements. Both the audit report and the Company's response would be made publicly available.

Procedure Referenced:
Refer to FM-PROC.02: Human Rights Implementation Guide and Action Plan.

Exceptions
There are no exceptions to this policy.

APPENDIX D
December 19, 2000
Voluntary Principles on Security and Human Rights

The Governments of the United States and the United Kingdom, companies in the extractive and energy sectors ("Company or Companies"), and non-governmental organizations, all with an interest in human rights and corporate social responsibility, have engaged in a dialogue on security and human rights.

The participants recognize the importance of the promotion and protection of human rights throughout the world and the constructive role business and civil society (including nongovernmental organizations, labor/trade unions and local communities) can play in advancing these goals. Through this dialogue, the participants have developed the following set of voluntary principles to guide Companies in maintaining the safety and security of their operations within an operating framework that ensures respect for human rights and fundamental freedoms. Mindful of these goals, the participants agree to the importance of continuing this dialogue and keeping under review these principles to ensure their continuing relevance and efficacy.

Acknowledging that security is a fundamental need, shared by individuals, communities, businesses and governments alike, and acknowledging the difficult security issues faced by Companies operating globally, we recognize that security and respect for human rights can and should be consistent;

Understanding that governments have the primary responsibility to promote and protect human rights and that all parties to a conflict are obliged to observe applicable international humanitarian law, we recognize that we share the common goal of promoting respect for human rights, particularly those set forth in the Universal Declaration of Human Rights, and international humanitarian law;

Emphasizing the importance of safeguarding the integrity of company personnel and property, Companies recognize a commitment to act in a manner consistent with the laws of the countries within which they are present, to be mindful of the highest applicable international standards, and to promote the observance of applicable international law enforcement principles (e.g., the U.N. Code of Conduct for Law Enforcement Officials and the U.N. Basic Principles on the Use of Force and Firearms by Law Enforcement Officials), particularly with regard to the use of force;

Taking note of the effect that Companies' activities may have on local communities, we recognize the value of engaging with civil society and host and home governments to contribute to the welfare of the local community while mitigating any potential for conflict where possible; Understanding that useful, credible information is a vital component of security and human rights, we recognize the importance of sharing and understanding our respective experiences regarding, inter alia, best security practices and procedures, country human rights situations, and public and private security, subject to confidentiality constraints;

Acknowledging that home governments and multilateral institutions may, on occasion, assist host governments with security sector reform, developing institutional capacities and strengthening the rule of law, we recognize the important role Companies and civil society can play in supporting these efforts;

We hereby express our support for the following voluntary principles regarding security and human rights in the extractive sector, which fall into three categories, risk assessment, relations with public security and relations with private security:

Risk Assessment

The ability to assess accurately risks present in a Company's operating environment is critical to the security of personnel, local communities and assets; the success of the Company's short and long-term operations; and to the promotion and protection of human rights. In some circumstances, this is relatively simple; in others, it is important to obtain extensive background information from different sources; monitoring and adapting to changing, complex political, economic, law enforcement, military and social situations; and maintaining productive relations with local communities and government officials.

The quality of complicated risk assessments is largely dependent on the assembling of regularly updated, credible information from a broad range of perspectives - local and national governments, security firms, other companies, home governments, multilateral institutions and civil society knowledgeable about local conditions. This information may be most effective when shared to the fullest extent possible (bearing in mind confidentiality considerations) between Companies, concerned civil society, and governments.

Bearing in mind these general principles, we recognize that accurate, effective risk assessments should consider the following factors:

- Identification of security risks. Security risks can result from political, economic, civil or social factors. Moreover, certain personnel and assets may be at greater risk than others. Identification of security risks allows a Company to take measures to minimize risk and to assess whether Company actions may heighten risk.

- Potential for violence. Depending on the environment, violence can be widespread or limited to particular regions, and it can develop with little or no warning. Civil society, home and host government representatives and other sources should be consulted to identify risks presented by the potential for violence. Risk assessments should examine patterns of violence in areas of Company operations for educational, predictive and preventative purposes.

- Human rights records. Risk assessments should consider the available human rights records of public security forces, paramilitaries, local and national law enforcement, as well as the reputation of private security. Awareness of past abuses and allegations can help Companies to avoid recurrences as well as to promote accountability. Also, identification of the capability of the above entities to respond to situations of violence in a lawful manner (i.e., consistent with applicable international standards) allows Companies to develop appropriate measures in operating environments.

- Rule of law. Risk assessments should consider the local prosecuting authority and judiciary's capacity to hold accountable those responsible for human rights abuses and for those responsible for violations of international humanitarian law in a manner that respects the rights of the accused.

- Conflict analysis. Identification of and understanding the root causes and nature of local conflicts, as well as the level of adherence to human rights and international humanitarian law standards by key actors, can be instructive for the development of strategies for managing relations between the Company, local communities, Company employees and their unions, and host governments. Risk assessments should also consider the potential for future conflicts.

- Equipment transfers. Where Companies provide equipment (including lethal and non-lethal equipment) to public or private security, they should consider the risk of such transfers, any relevant export licensing requirements, and the feasibility of measures to mitigate foreseeable negative consequences, including adequate controls to prevent misappropriation or diversion of equipment which may lead to human rights abuses. In making risk assessments, Companies should consider any relevant past incidents involving previous equipment transfers.

Interactions Between Companies and Public Security

Although governments have the primary role of maintaining law and order, security and respect for human rights, Companies have an interest in ensuring that actions taken by governments, particularly the actions of public security providers, are consistent with the protection and promotion of human rights. In cases where there is a need to supplement security provided by host governments, Companies may be required or expected to contribute to, or otherwise reimburse, the costs of protecting Company facilities and personnel borne by public security. While public security is expected to act in a manner consistent with local and national laws as well as with human rights standards and international humanitarian law, within this context abuses may nevertheless occur.

In an effort to reduce the risk of such abuses and to promote respect for human rights generally, we have identified the following voluntary principles to guide relationships between Companies and public security regarding security provided to Companies:

Security Arrangements

- Companies should consult regularly with host governments and local communities about the impact of their security arrangements on those communities.

- Companies should communicate their policies regarding ethical conduct and human rights to public security providers, and express their desire that security be provided in a manner consistent with those policies by personnel with adequate and effective training.

- Companies should encourage host governments to permit making security arrangements transparent and accessible to the public, subject to any overriding safety and security concerns.

Deployment and Conduct

- The primary role of public security should be to maintain the rule of law, including safeguarding human rights and deterring acts that threaten Company personnel and facilities. The type and number of public security forces deployed should be competent, appropriate and proportional to the threat.

- Equipment imports and exports should comply with all applicable law and regulations. Companies that provide equipment to public security should take all appropriate and lawful measures to mitigate any foreseeable negative consequences, including human rights abuses and violations of international humanitarian law.

- Companies should use their influence to promote the following principles with public security:

(a) individuals credibly implicated in human rights abuses should not provide security services for Companies; (b) force should be used only when strictly necessary and to an extent proportional to the threat; and (c) the rights of individuals should not be violated while exercising the right to exercise freedom of association and peaceful assembly, the right to engage in collective bargaining, or other related rights of Company employees as recognized by the Universal Declaration of Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work.

- In cases where physical force is used by public security, such incidents should be reported to the appropriate authorities and to the Company. Where force is used, medical aid should be provided to injured persons, including to offenders.

Consultation and Advice

- Companies should hold structured meetings with public security on a regular basis to discuss security, human rights and related work-place safety issues. Companies should also consult regularly with other Companies, host and home governments, and civil society to discuss security and human rights. Where Companies operating in the same region have common concerns, they should consider collectively raising those concerns with the host and home governments.

- In their consultations with host governments, Companies should take all appropriate measures to promote observance of applicable international law enforcement principles, particularly those reflected in the U.N. Code of Conduct for Law Enforcement Officials and the U.N. Basic Principles on the Use of Force and Firearms.

- Companies should support efforts by governments, civil society and multilateral institutions to provide human rights training and education for public security as well as their efforts to strengthen state institutions to ensure accountability and respect for human rights.

Responses to Human Rights Abuses

- Companies should record and report any credible allegations of human rights abuses by public security in their areas of operation to appropriate host government authorities. Where appropriate, Companies should urge investigation and that action be taken to prevent any recurrence.

- Companies should actively monitor the status of investigations and press for their proper resolution.

- Companies should, to the extent reasonable, monitor the use of equipment provided by the Company and to investigate properly situations in which such equipment is used in an inappropriate manner.

- Every effort should be made to ensure that information used as the basis for allegations of human rights abuses is credible and based on reliable evidence. The security and safety of sources should be protected. Additional or more accurate information that may alter previous allegations should be made available as appropriate to concerned parties.

Interactions Between Companies and Private Security

Where host governments are unable or unwilling to provide adequate security to protect a Company's personnel or assets, it may be necessary to engage private security providers as a complement to public security. In this context, private security may have to coordinate with state forces, (law enforcement, in particular) to carry weapons and to consider the defensive local use of force. Given the risks associated with such activities, we recognize the following voluntary principles to guide private security conduct:

- Private security should observe the policies of the contracting Company regarding ethical conduct and human rights; the law and professional standards of the country in which they operate; emerging best practices developed by industry, civil society, and governments; and promote the observance of international humanitarian law.

- Private security should maintain high levels of technical and professional proficiency, particularly with regard to the local use of force and firearms.

- Private security should act in a lawful manner. They should exercise restraint and caution in a manner consistent with applicable international guidelines regarding the local use of force, including the U.N. Principles on the Use of Force and Firearms by Law Enforcement Officials and the U.N. Code of Conduct for Law Enforcement Officials, as well as with emerging best practices developed by Companies, civil society, and governments.

- Private security should have policies regarding appropriate conduct and the local use of force (e.g., rules of engagement). Practice under these policies should be capable of being monitored by Companies or, where appropriate, by independent third parties. Such monitoring should encompass detailed investigations into allegations of abusive or unlawful acts; the availability of disciplinary measures sufficient to prevent and deter; and procedures for reporting allegations to relevant local law enforcement authorities when appropriate.

- All allegations of human rights abuses by private security should be recorded. Credible allegations should be properly investigated. In those cases where allegations against private security providers are forwarded to the relevant law enforcement authorities, Companies should actively monitor the status of investigations and press for their proper resolution.

- Consistent with their function, private security should provide only preventative and defensive services and should not engage in activities that are exclusively the responsibility of state military or law enforcement authorities. Companies should designate services, technology and equipment capable of offensive and defensive purposes as being for defensive use only.

- Private security should (a) not employ individuals credibly implicated in human rights abuses to provide security services; (b) use force only when strictly necessary and to an extent proportional to the threat; and (c) not violate the rights of individuals while exercising the right to exercise freedom of association and peaceful assembly, to engage in collective bargaining, or other related rights of Company employees as recognized by the Universal Declaration of Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work.

- In cases where physical force is used, private security should properly investigate and report the incident to the Company. Private security should refer the matter to local authorities and/or take disciplinary action where appropriate. Where force is used, medical aid should be provided to injured persons, including to offenders.

- Private security should maintain the confidentiality of information obtained as a result of its position as security provider, except where to do so would jeopardize the principles contained herein.

To minimize the risk that private security exceed their authority as providers of security, and to promote respect for human rights generally, we have developed the following additional voluntary principles and guidelines:

- Where appropriate, Companies should include the principles outlined above as contractual provisions in agreements with private security providers and ensure that private security personnel are adequately trained to respect the rights of employees and the local community. To the extent practicable, agreements between Companies and private security should require investigation of unlawful or abusive behavior and appropriate disciplinary action. Agreements should also permit termination of the relationship by Companies where there is credible evidence of unlawful or abusive behavior by private security personnel.

- Companies should consult and monitor private security providers to ensure they fulfill their obligation to provide security in a manner consistent with the principles outlined above. Where appropriate, Companies should seek to employ private security providers that are representative of the local population.

- Companies should review the background of private security they intend to employ, particularly with regard to the use of excessive force. Such reviews should include an assessment of previous services provided to the host government and whether these services raise concern about the private security firm's dual role as a private security provider and government contractor.

- Companies should consult with other Companies, home country officials, host country officials, and civil society regarding experiences with private security. Where appropriate and lawful, Companies should facilitate the exchange of information about unlawful activity and abuses committed by private security providers.



A bridge in the Mimika Regency community of Paumako was constructed using tailings as a primary component of the concrete. Ongoing studies demonstrate the effectiveness of tailings in many such applications.

FREEPORT-McMoRan COPPER & GOLD INC.
1615 POYDRAS STREET
NEW ORLEANS, LOUISIANA 70112
WWW.FCX.COM

FREEPORT-McMoRAN COPPER & GOLD INC.

May 2006

Riverine Tailings Transport

by PT Freeport Indonesia



www.fcx.com

TABLE OF CONTENTS

www.ptfi.com



Introduction

Freeport McMoRan Copper & Gold Inc. (FCX) is one of the world's largest copper and gold producers, conducting its mining operations through its Indonesian affiliate, PT Freeport Indonesia (PT-FI). PT-FI's operations are located in the Indonesian province of Papua, the archipelago nation's easternmost province, in a Project Area stretching from the Grasberg mining complex in the central highlands to a port facility at the coast of the Arafura Sea. The Project Area, which is a south-to-north corridor of operations, traverses a mangrove coastal zone, sago forest, tropical rain forest, cloud forest, and sub-alpine regions in a relatively short distance of 130 kilometers.


Grasberg Mine Complex
Jayapura
Tembagapura
Kuala Kencana
Timika
Arafura Sea
Papua, Indonesia
Papua
Indonesia

Discovered in 1988, the Grasberg ore complex has already yielded an aggregate 19.4 billion pounds of copper and 30.7 million ounces of gold through 2005. The Grasberg complex still contains aggregate proven and probable reserves as of December 31, 2005 of 56.6 billion pounds of copper and 58.0 million ounces of gold. It is the world's largest reserve of gold and copper. The ore containing these minerals will be mined for decades into the future.

This world-class ore complex is vital to the economies of Indonesia and the province of Papua. With more than 18,000 direct and contract employees, we are one of Indonesia's largest employers. We are also often the largest taxpayer in Indonesia. PT-FI's payments to the Government of Indonesia for taxes, royalties, dividends and fees attributable to 2005, a year of record production and high commodity prices, were $1.2 billion, the highest in our history. Since our current contract began in 1992, these direct benefits to Indonesia have totaled $4.0 billion.

Direct and indirect contributions produce a "multiplier effect" in the Indonesian economy spurring additional employment, wages, purchases and economic activity. In 2003, we commissioned the Institute for Economics and Social Research, Faculty of Economics, University of Indonesia to conduct an economic impact analysis on the multiplier effect impact on Papua and Indonesia from PT-FI's operations since 1992, the first year of our current contract. The study was updated in 2005. The university's economists found that PT-FI's total contribution to Indonesia's national gross domestic product (GDP) in 2005 was over $7 billion at then current exchange rates and over $40 billion since 1992. Our company's operations accounted for, respectively, 2.4 percent, 58 percent and 99 percent of the Indonesian national, Papua Province and Mimika Regency GDPs in 2005.



Montgomery Watson Harza auditors discuss tailings management with PT Freeport Indonesia environmental team members in the deposition area.

While Indonesia needs the economic boost from our operations, the world needs the metals we produce for expanding economies and developing nations. The copper concentrate from our mining complex in Papua is essential for communications, electronics and industry. Yet the modern world also aspires to a sustainable society where economic, social and environmental issues are balanced to meet the needs of the present without impairing the ability of future generations to meet their own needs. At FCX, we share this aspiration because it is responsible thinking as well as prudent business practice. We are mining one of the world's largest mineral deposits and our planning horizon is 30 to 40 years into the future. Working toward sustainable development through our operations and programs helps ensure a healthy environment and communities in our area of operation, which is vital to our future success. We will only be successful if our presence is valued.

Environmental Commitments

Our mining operations impact the environment and nearby communities. In order to work toward sustainability in our operations, therefore, we are committed to minimizing, mitigating and rehabilitating environmental impacts and to maximizing positive economic and social development results, now and for the future. This is a continuous effort which seeks constant improvement, conducted in partnership with governments and local communities where we operate.

We are committed to minimizing the impact of our operations on the surrounding environment and to reclaiming and revegetating affected land. Through our Environmental Policy, we have also adopted the Environmental Charter of the International Council on Mining and Metals. We commit in these policies to sound environmental management and practices, to providing adequate resources to fulfill that responsibility and to continuous improvement of our environmental performance at every operational site. We are also strongly committed to supporting scientific research to understand the environments in which we operate, improve environmental technologies, and to comprehensive monitoring to ensure that our management practices are effective.

In our Environmental Policy, we commit our company to a variety of internal and external environmental audits to assess our environmental compliance, management systems and practices. PT-FI's environmental audits provide our managers with information on current environmental performance and help identify opportunities for improvement. PT-FI conducts internal environmental audits annually and has conducted independent external audits of our environmental management systems in 1996, 1999, 2002 and 2005. Actions have been taken to implement recommendations for improvements that were made.



The Grasberg open-pit mine, in the background, is located in high mountains at an elevation of more than 4,000 meters.

In addition, the International Certification Services Division of Société Générale de Surveillance (SGS), an ISO (International Standardization Organization) 14001 registration body based in Geneva, Switzerland with offices in Indonesia, conducts another annual environmental management system audit of PT-FI as a requirement for maintaining the ISO 14001 certification. After the 2005 audit, SGS again granted ISO 14001 certification to PT-FI. ISO (International Standardization Organization) 14001 is an international standard that provides companies with a systematic approach to effective environmental management and continuous improvement. PT-FI was one of the first mining operations in Indonesia to achieve this recognition when we were awarded ISO 14001 certification in December, 2001 for our mining and ore processing operations and we have been recertified after each annual ISO 14001 audit since then. This significant achievement demonstrates our strong commitment to implementing an effective environmental management system at our operations. This formal certified environmental management system program is the basis for measuring continual improvements in our environmental performance, a cornerstone of the ISO 14001 standard.

In its 2005 External Environmental Audit Report on PT-FI, Montgomery Watson Harza stated that FCX and PT-FI "are among leaders in the international mining industry in terms of the level of commitment to sustainable development and in endorsement of the most current international Best Management Practices (BMPs). In many respects, FCX/PT-FI may be setting industry-wide precedents."

Physical Setting for Operations

The high-mountain Grasberg mine site lies at the collision point of two tectonic plates – the Indo-Australian plate to the south and the Pacific plate to the north. Our Contract of Work area is located at the highest point on the island, amid a central mountain chain along the plate collision zone. Mineralization in the area is the result of the earth's dynamic forces through geologic history. The Grasberg open-pit mine is at an elevation of more than 4,000 meters (more than 14,000 feet) above sea level. Ore containing copper, gold and silver is sent to a mill/concentrator facility in a valley two miles southward and approximately 1,000 meters lower in elevation, where the mineral-bearing material is separated from non-economic rock material through a physical separation process by physical grinding and flotation methods. The material containing the metals is called "concentrate." It is sent to our port facility near the Arafura Sea, approximately 120 kilometers to the south, for shipment to our customers.



The Modified Deposition Area in the lowlands portion of the PT Freeport Indonesia project area - an engineered, managed system for the deposition and control of tailings sediment.

Tailings Management

The material called "tailings" is what's left after the concentrate has been removed from the ore at the mill. Tailings are finely ground natural rock. PT-FI does not use cyanide or mercury in its processes. A flotation reagent used in the flotation process to separate the concentrate from the ore evaporates rapidly and cannot be detected even a short distance from the mill. PT-FI uses a river system for tailings transport to a designated area in the lowlands and coastal zone, called the Modified Deposition Area. The deposition area is a portion of the floodplain of the river, currently encompassing some 235 square kilometers, which is an engineered, managed system for the deposition and control of tailings.

The tailings deposition system is operated under PT-FI's comprehensive tailings management plan, as approved by the Government of Indonesia. This system involved construction of lateral containment structures, or levees, for the deposition area. These levees were later extended and work is continually conducted on various enhancements to the system, including inspections, monitoring and physical works. We continually evaluate and update the tailings management plan to minimize risks. When mining is completed, the deposition area will be reclaimed with natural vegetation or used for agriculture, forestry or aquaculture.

PT-FI commissioned a series of comprehensive technical studies of the full spectrum of alternative tailings transport and disposal options and has selected the most appropriate management system for the site conditions. Alternative tailings storage areas were rejected due to lack of capacity or the necessity of building an extremely high dam in a seismically active area with high amounts of precipitation. The use of a pipeline to carry tailings to the deposition area was also rejected because construction and installation in the harsh terrain and the distance to the deposition area from the mill would result in significant environmental impacts to the canyon systems. Additionally, the integrity of the pipeline would be jeopardized by extreme natural events such as landslides, floods and earthquakes. The pipeline option would also require the construction of a new tailings pond in the lowland area, impacting a larger area than those already under influence of the operation. The current system utilizing the river channel to transport tailings from the high mountains to the lowlands deposition site also enables naturally high-alkaline runoff to mix with the tailings in the river channel, thus adding additional buffering capacity and reducing its acid-generating potential, another significant environmental consideration.



Casuarina trees planted on tailings sediment grow rapidly and help to fix nitrogen into the soil.

Tailings Management Impacts

Three independent environmental audits of PT-FI's Environmental Management System – by Dames & Moore in 1996, Montgomery Watson in 1999, and Montgomery Watson Harza in 2005 – specifically concluded that the company's tailings management plan represents the best alternative, considering the applicable geotechnical, topographic, climatological, seismic and water quality conditions.

PT-FI has investigated and implemented specific retention techniques designed to interrupt and disperse flow to encourage additional deposition within the confines of the tailings deposition area. The tailings retention plan breaks the deposition area into three sections based on the elevation, sediment grain size and type of flow, and details specific techniques that may be effective in each section. These retention techniques include the use of bio-filters, permeable groins, flow deflection structures and many other engineering applications. A technical group – consisting of international experts and representatives of the Institute of Technology at Bandung, P.T. Puri and PT-FI – was formed to develop recommendations concerning the effective tailings retention techniques. PT-FI has also committed to a proactive management team solely dedicated to ensure tailings retention plans, and reclamation plans are implemented each year.

The river used to transport tailings had already created one of the largest sedimentary depocenters in Papua because of erosion caused by high rainfall in the highlands, energy of scour as the river drops several thousand feet in elevation over a short distance, and the fact that it drains the highest terrain in Indonesia. Montgomery Watson, in their 1999 External Environmental Audit of PT-FI, stated the following: "The highland rivers of (Papua) carry large natural sediment loads from the mountains to the lowlands, estuary and the Arafura Sea. Over recent and geologic time, glaciers, seismic activity, high rainfall and natural erosion processes have generated tremendous sediment loads that have settled in the alluvial floodplain and that were carried out into the estuary and the Arafura Sea, creating a massive natural area of deposited sediments."

PT-FI has completed and submitted to the Government of Indonesia a thorough Environmental Risk Assessment of the tailings management system. This assessment found that the environmental impacts of PT-FI's expanded operations were consistent with those anticipated by the company's comprehensive environmental and social impact statement, the AMDAL, which was completed in 1997 and approved by the Government of Indonesia. The results of the ERA will guide future tailings management decisions.



PT Freeport Indonesia's monitoring program included the collection of nearly 7,500 environmental samples and the conduct of over 52,000 separate analyses on the samples. The program ensures that we have the scientific information necessary to make management decisions about our operations to minimize and mitigate environmental impacts.

PT-FI's long-term environmental monitoring plan evaluates potential impacts of our operations by constantly measuring water quality, biology, hydrology, sediments, air quality and meteorology. The program ensures that we have the scientific information necessary to make management decisions about our operations to minimize and mitigate environmental impacts. For 2005 alone, the overall monitoring program included the collection of nearly 7,500 environmental samples and the conduct of over 52,000 separate analyses on these samples, which included aquatic biology, aquatic tissue, plant tissue, mine water, surface water, ground water, sanitary wastewater, river sediments and tailings.

The 2005 environmental monitoring program included:

- Monitoring water quality at over 300 locations throughout the project area, collecting over 7,000 water samples and conducting over 50,000 water quality analyses.

- Monitoring more than 100 sampling locations for nekton, benthos, plankton, and mangrove invertebrates in the aquatic biology program. Data from this sampling continue to show that the estuaries downstream of the tailings deposition area are functioning ecosystems, based on both the number of species and the number of specimens collected of nektonic, or free-swimming, organisms such as fish and shrimp.

- Sampling aquatic fauna and analyzing them for trace elements. Between 1999 and 2005, nearly 6,000 samples of aquatic fauna were collected and a total of over 33,000 analyses were conducted on them.

- Monitoring 16 sites in the estuaries and 40 sites in the Arafura Sea for benthos, or bottom-dwelling organisms.

Tailings have an alkaline pH when released from the mill and comprehensive monitoring data show that the pH in the tailings river is alkaline, meaning that the tailings are not producing acid. Comprehensive water quality sampling of the tailings management system shows that the water in the tailings river and the deposition area meets the Indonesian and U.S. Environmental Protection Agency drinking water standards for dissolved metals. Data from biological sampling continue to demonstrate that the estuaries downstream of the tailings deposition area are functioning ecosystems, based on both the number of species and the number of specimens collected of nektonic, or free-swimming, organisms such as fish and shrimp.

Reclamation and Revegetation

PT-FI is committed to reclaiming or revegetating disturbed land when it is no longer used for our operations. We have conducted comprehensive reclamation studies and programs for many years



Legumes, also nitrogen-fixers, are introduced to add more nutrients.

in both the highlands and the lowlands areas to provide sound, scientific data to guide our management decisions as to the best techniques and plant species to maximize success of these programs.

In the lowlands tailings deposition area, reclamation research has demonstrated that native species successfully colonize and grow on tailings. The tailings area is also suitable for growing some agricultural crops when tailings are ameliorated with a small percentage of organic carbon. The objective of PT-FI's reclamation and revegetation program in the lowlands is to transform the tailings deposits in the Modified Ajkwa Deposition Area into agricultural or other productive land use, or to return it to native vegetation after mining is completed.

Cumulatively through the end of 2005, 138 plant species have been successfully planted on soils containing tailings. Some plant species that successfully tested to date include legume cover crops for fodder; local trees such as Casuarina, beetle nut and matoa; cash crops plants such as pineapple, melon, and banana; and vegetables and grains such as chili peppers, cucumbers, tomatoes, rice, string beans and pumpkins.

There are regular harvests of edible plants and fruit from many of these species and these are continually monitored. For example, a total of 100 samples from 24 edible plants and fruit were collected during 2004 for metals-uptake analysis. PT-FI's comprehensive sampling program monitors environmental conditions in the tailings deposition area and rigorous testing performed on these edible plants and fruits continues to indicate that metals uptake from the minerals naturally contained in the tailings remains safely below the maximum allowable levels stipulated in national and international standards for these plants.

An animal husbandry program has been developed in the lowlands to demonstrate that cattle can thrive on deposited tailings. This project was established in cooperation with the local government to monitor cattle health. Legumes have been planted along with sago and Casuarina. The legumes are nitrogen-fixers that add nutrients to the tailings soil. They are harvested as feed for the cattle and the cattle's manure provides further soil enrichment and seed dispersal.

In addition to the production of commercial crops, another strategy of tailings reclamation is to allow natural ecological succession (the natural regrowth of native species) in designated areas. Natural succession occurs quickly in many areas of the deposition area, led by Phragmites karka grass. The Phragmites grass produces detrital biomass which enrichens soils containing tailings.



In 2005, work was completed on the diversion of the Ajkwa River out of the tailings deposition area (right) and into a channel closer to its original location (left). Re-directing the Ajkwa in this manner will increase the amount of tailings sediment deposited within the Modified Ajkwa Deposition Area, while also providing additional fresh water flow along the eastern boundary of Timika.

This process improves water retention capacity of the soils so that other species can propagate. An independent research project, completed in late 2002, on natural succession of vegetation on tailings in the Ajkwa Deposition Area found that, in a period of only a few years, 264 plant species have naturally colonized and are growing well. This aspect of tailings reclamation has been observed and studied by PT-FI for years, but the formal confirmation and documentation of this process by independent scientists is significant.

A portion of the tailings pass through the Modified Deposition Area. Some of the newly formed lands from these sediments have been naturally colonized by mangroves. Within the past several years, six mangrove species, 30 species of crabs and shrimps, four species of snails and several species of fish and marine polychaetes (worms) were identified in the mangrove colonization areas. To accelerate the primary succession process in these newly formed lands, PT-FI initiated an assisted mangrove colonization program in April 2002. During 2005, a total of nearly 70,000 mangrove seedlings were planted, utilizing contractors from the Kamoro people, the traditional lowlands inhabitants. Monitoring of the survival rate of mangrove seedlings that were planted showed that the growth and survival rates of the planted seedlings are similar to rates reported for other assisted colonization programs from around the world described in scientific literature. The mangrove swamplands are part of the native ecosystem and provide a protective barrier for inland residents.

Ajkwa River Channel

Beginning in 1998, a new levee was constructed to the east of the existing west levee which provided the western boundary for the tailings deposition area in the lowlands. Construction of the new levee creates a channel between it and the old levee. As authorized by the Government of Indonesia, PT-FI completed work in 2005 on the diversion of the Ajkwa River into this channel, near the Ajkwa River's original course. The Ajkwa diversion is performing as expected with rapid stabilization of the channel and meandering pattern development.

There are a number of environmental advantages to diverting the Ajkwa River from the tailings deposition area and returning it to its original channel. Now only the Otomona River carries the mine tailings to the deposition area. There are no mining operations in the watershed of the Ajkwa River, which joins the Otomona at the northern edge of the deposition area. The flow of the Ajkwa previously contributed to the transportation of tailings through the land-based portion of the deposition area. Directing the Ajkwa River to the channel between the two levees prevents its



Local school students in Timika celebrate Indonesian Independence Day. We consider our sustainable development programs in Papua an investment in the future of the region.

contact with the tailings deposition area and thus provides additional natural freshwater flow along the eastern boundary of the heavily populated area of Timika. The reduced flow through the tailings deposition area also helps increase the amount of sediment retained.

Directing the Ajkwa River flow to the new channel also allowed large-scale reclamation demonstration projects to be carried out on previously deposited tailings in the area between the two western levees. This area is now the site of successful reforestation and agriculture projects begun as the new levee was being built.

Compensating Traditional Users of Tailings Area

PT-FI – which in 1974 pioneered the first recognition in Indonesia of traditional people to land they used – negotiated and concluded land rights agreements with the Kamoro, the indigenous tribe that has traditionally used the land in the deposition area for hunting, fishing and gathering. The agreements involved the payment of "rekognisi" in the form of community benefits and involved the construction of housing, places of worship, community centers and infrastructure as well as employment opportunities.

The Kamoro Village Recognition Program compensated for the release of land to the Government by five Kamoro villages in the lowlands, including land used for the tailings deposition area, cargo dock facilities, the port and electrical transmission line corridor. The program initially focused on physical infrastructure, including housing and community facilities, but now targets ongoing needs such as economic development and income generation, health education and access to health facilities, nutritional instruction, continuing education for post-secondary students, village and social institution development and preservation of the Kamoro culture. Included are programs to develop a sago plantation and to foster the commercialization of the local fishing industry. Activities in 2005 included installing water wells and pumps; contracting for electrical service to three villages; elevating a road and building a permanent bridge in one village; distributing fishing assistance packages to more than 400 families, including outboard motors and fuel, nets and cool-boxes; and providing ongoing training in nutrition and sewing to women in all five villages.

In addition, land rights trust funds for the Amungme and Kamoro tribes were created in 2001 to provide voluntary special recognition for the holders of the hak ulayat, or traditional land rights, in the mining area and for the expanded scope and continuing success of the mining operations. PT-FI has contributed $7.5 million to these funds through 2005 and, in conformance with the applicable



Places of worship, schools, village offices and housing in the highlands community of Aroanop were provided as additional land rights recognition as part of the Tiga Desa (Three Village) Development Program.

land rights agreement, will continue to make contributions of $1 million annually. A portion of these funds has been used to purchase shares in FCX, permitting the Amungme and Kamoro to become equity participants in the mine. As of December 31, 2005, the funds held a combined total of nearly 43,000 common shares in FCX, worth more than $2.3 million at the share price as of that date.

The traditional people in PT-FI's operations area also benefit from the Freeport Partnership Fund for Community Development, which is managed by a board composed of leaders from the local people, churches and the local government. This fund has helped build schools, hospitals, health clinics, places of worship, housing and community facilities in our area of operations in Papua. The fund also supports a comprehensive series of health and educational programs and training and small business development initiatives so that Papuans benefit from the economic development taking place in the area. Contributions to the partnership fund were $42 million in 2005 and the total contributions to the fund approximate $200 million since inception.

PT-FI's Operations Unlike Other Mines

PT-FI's riverine transport of tailings is frequently compared to the riverine disposal by the Ok Tedi mine in Papua New Guinea, but the two are not at all alike. PT-FI discharges only tailings to the river, while Ok Tedi discharges both tailings and overburden. PT-FI has constructed an engineered deposition area to capture tailings, while Ok Tedi has not. Ok Tedi's tailings and overburden are discharged to the Fly River system, which flows 990 kilometers to the sea. PT-FI's tailings are carried 80 kilometers by the Ajkwa River system to the deposition area. Ok Tedi initially used a cyanide leaching process, but PT-FI has never used cyanide, instead relying on a physical separation process for its ore.

PT-FI's riverine transport of tailings is also unlike the submarine tailings disposal system utilized by PT Newmont Minahasa Raya (NMR) at Buyat Bay on North Sulawesi before its closure in 2004. PT-FI discharges tailings to a river for transport to the lowlands for deposit, while NMR utilized a pipeline to deposit tailings at the bottom of Buyat Bay. The ores at the two mines are different and PT-FI uses a significantly different procedure to process ore than that employed by NMR. NMR used a cyanide leach process which is a chemical process that puts gold and other metals into solution for subsequent recovery. PT-FI uses a flotation process, a physical separation of the copper and gold bearing minerals from the host rock. PT-FI does not use cyanide or mercury in its processes.



Agricultural crops and native fruit trees thrive on this reclamation plot which was formerly part of the tailings deposition area. The objective of the reclamation and revegetation program is to transform soils containing tailings into agricultural land and/or other productive use, or to return to native vegetation after mining is completed.

Summary

In summary, PT-FI's mining operations are essential to the economies of Indonesia and the Province of Papua and the copper produced is needed for world economic development. PT-FI's tailings management program involving the use of riverine transport of tailings from the highlands to the lowlands deposition area is the only feasible alternative given the physical conditions at the mine site. PT-FI has comprehensive environmental management programs to minimize and mitigate its impacts and is committed to reclaiming and revegetating tailings land for the future benefit of the local population. PT-FI performs comprehensive long-term monitoring to ensure that its tailings management plan is working. The traditional users of the land in the tailings deposition area have received many benefits for PT-FI's use of their land.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

February 4, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Freeport-McMoRan Copper & Gold Inc.
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Funds") in response to the January 4, 2007 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Jones, Walker, Waechter, Poitevent, Carrere & Denegre L.L.P. on behalf of Freeport-McMoRan Copper & Gold Inc. ("Freeport" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2007 proxy statement and form of proxy (the "Proxy Materials") under Rules 14a-8(i)(10) and 14a-8(i)(3) under the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as the January 4, 2007 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2007 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporate Finance (the "Division" or the "Staff") deny the relief that Freeport seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. Among other things, the whereas clauses note that: (a) Freeport has extensive mining operations in West Papua, Indonesia, which account for over 90% of the Company's income; (b) it has been reported that Freeport in Indonesia employs a natural river system to dispose of close to 230,000 tons of tailings each day, releasing large quantities of sediments and toxic heavy metals into the water, including copper, cadmium, mercury and arsenic; (c) in March, 2006, Indonesia's Minister of the Environment charged that the company was operating in violation of the government's water quality regulations; (d) in May, 2006, the Indonesian Friends of the Earth (WALHI) issued a report which alleged that Freeport has committed violations of Indonesian environmental laws and regulations, including the Environmental Management Law of 1997, the Water Quality Management and Water Pollution Control Regulations (2001), and the Hazardous Waste Management Regulations; (e) in June, 2006, the Norwegian Ministry of Finance ordered the divestment of Freeport's stock from the Norwegian national pension fund, citing "serious damage to the river system and parts of the nearby riverine rainforest and ...considerable negative consequences for the indigenous people residing in the area of Freeport's operations", and that the government also found that "the environmental damage caused by the (Freeport's) mining operations is extensive long-term, and irreversible."

The Resolved Clause then reads, "**Therefore**, be it resolved, that shareholders request that the Board of Directors appoint a committee, to review the company's environmental policies and practices in Indonesia with a particular reference to environmental damage that may be caused by these operations and to report to shareholders, by September, 2007 on the findings of this review."

II. The Company's Opposition and the Funds' Response

In its letter of January 4, 2007, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under two provisions of SEC Rule 14a-8: Rule 14a-8(i) (10) (excludible if substantially implemented), and Rule 14a-8(i) (3) (excludible if proposal or supporting statement is materially false or misleading). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that these exclusions apply. As detailed below, the Company has failed to meet that burden and its request for "no-action" relief should accordingly be denied.

A. <u>The Company Did Not Substantially Implement the Proposal Because It Has Not Issued a Report Responding to Recent Events.</u>

The Proposal requests that the Company appoint a committee to review the Company's environmental policies and practices in Indonesia with a particular reference to environmental damage that may be caused by Company operations there. On its face, the Proposal seeks this review in light of the four significant events that occurred in 2006 and which are enumerated in the whereas clauses. In brief:

1. Current media reports about the Company's daily disposal of approximately 230,000 tons of toxic waste in Indonesia;

2. The March 2006 allegation by Indonesia's Minister of the Environment that the Company was operating in violation of government regulations;

3. The report issued by the Indonesian Friends of the Earth (WALHI) in May 2006 alleging Freeport's violation of Indonesian environmental laws and regulations; and

4. The divestment of Freeport stock by the Norwegian Ministry of Finance in June 2006 citing, *inter alia*, extensive, long-term and irreversible environmental damage.

In its January 4, 2007 letter, the Company contended that it has substantially implemented the Proposal, given its policies, practices and procedures of studying and reporting publicly on environmental issues. On page 2 of its letter, the Company listed the "principal components" of its substantial implementation:

- Environmental Policy (Exhibit 2)
- Independent Environmental Audits (2005) (Exhibits 3 and 4)
- Annual Reports to shareholders (2005) (Exhibit 5)
- Annual Working Toward Sustainable Development Reports (2005) (Exhibit 6)
- Report on Riverine Tailings Transport (2006) (regarding 2005 data)[1] (Exhibit 7)

None of the materials so much as mentions any of the four significant 2006 events/reports specified in the Proposal. Nor has the Company presented, or discussed, relevant year 2006 information or data. As such, it has not provided a report that substantially implements the Proposal.

The precedents cited by the Company[2] in support of its arguments are thus readily distinguishable. In each of those cases, the company took action which conformed closely to the action requested by the proposal, so as to clearly meet the proposal's core objectives. Here, the Company has issued no report that meets the core objective of the Proposal -- a response to the crucial events/reports of 2006 specifically identified in the whereas clauses of the Proposal.

---

1 The Norwegian government sent its report to Freeport on December 22, 2005 and received Freeport's reply on January 20, 2006. It is puzzling that the "Report on Riverine Tailings Transport" dated May 2006 omitted discussion of the allegations, Freeport's reply and the divestment.

2 ConAgra Foods, Inc. (July 3, 2006); Freeport-McMoRan Copper & Gold Inc. (March 5, 2003); The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001); Kmart Corp. (February 23, 2000).

The Company cited three cases[3] in which the Staff did not concur in excluding a proposal pursuant to Rule 14(a)-8(i) (10). Freeport attempted to distinguish these cases on the ground that those companies' actions had been too general in each of those situations, while claiming that Freeport's "report" was sufficiently specific to moot the Proposal. But it is precisely Freeport's lack of a report specifically responsive to the Proposal which compels the Proposal's inclusion.

In analogous cases, the company's use of outdated or stale information was a basis for denying no-action relief. In Occidental Petroleum Corporation (March 7, 2002), the proposal concerned a report to shareholders regarding, *inter alia*, total greenhouse gas omissions from the company's operations and products. Occidental provided a graph indicating energy efficiency in 1995 and 1998 and data showing that energy efficiency decreased in 1999. No data was provided by the company for either 2000 or 2001. Instead of the recent data called for by the shareholder proposal, Occidental provided past and stale data. *See also* General Motors Corporation (March 30, 2006), in which the proposal sought current information about the source of the temperature measurements concerning global warming. The company provided a chart of local average temperatures from 1860 through 2000 that was not responsive to the proposal which had contemplated current data (2005-6). No-action relief was denied in both cases.

For all of the above reasons, the Company has failed to prove that the Proposal may be excluded under Rule 14a-8(i)(10).

B. The Proposal is Not False and Misleading and May Not Be Omitted Under Rule 14a-8(i) (3).

The Division's recent Bulletin has sought to limit the excessive use by companies of Rule 14a-8(i) (3) as a purported basis for exclusion. Staff Legal Bulletin SLB 14B (September 15, 2004). The Bulletin provides examples of circumstances where 14a-8(i) (3) could not be used to exclude a proposal. The Division was concerned that "many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety." The Bulletin further states that this causes the Division to devote significant resources editing. Here, of the five whereas clauses in the Proposal, the Company objected to four. Each of the Company's four claims that the Proposal is false and misleading is frivolous and should not have been raised under the SLB 14B standards:

(1) Whereas, it has been reported that the company in Indonesia employs a natural river system to dispose of close to 230,000 tons of tailings each day, releasing large quantities of sediments and toxic

3 Exxon Mobil; Corporation (March 21, 2006); Lowe's Companies, Inc. (March 21, 2006); ConocoPhillips (February 22, 2006)

heavy metals into the water, including copper, cadmium, mercury and arsenic.

The Company argued that this statement should be excluded because the Proposal cited no reference or report to support this statement. This argument fails because there is no requirement to provide cites under Rule14a-8(i)(9). In any event, the following citations support the statement:

The Associated Press (6/6/06) ("... Freeport dumps 230,000 tons (250,000 U.S. tons) of tailings from mining a river on New Guinea each day ... the tailings include sediments and heavy metals such as copper, cadmium and mercury."); Agence France Presse (6/6/06)("In the case of Freeport, the [Council on Ethics] criticized it for disposing of close to 230,000 tonnes of tailings, or residue, into a natural river system. This practice has led to the release of large quantities of sediments and heavy metals such as copper, cadmium and mercury into the watercourse."); and, Recommendation of 15 February 2006. Report of the Council on Ethics for the Norwegian Ministry of Finance regarding Freeport (6/6/06) ("Every day nearly 230,000 tons of tailings are tipped into the Aghawagon River .... According to the company itself, the tailings include heavy metals such as copper, arsenic, cadmium and mercury.")

(2) Whereas, in March, 2006 Indonesia's Minister of the Environment charged that the company was operating in violation of the government's water quality regulations.

The Company argued that this statement should be excluded because no criminal "charge" was made against the Company. The Company's argument seeks to twist a minor point of syntax: the Proposal merely states that the Minister of the Environment charged, *i.e.,* alleged or asserted, that the Company was operating in violation of the government's water quality regulations.

(3) Whereas, in May, 2006, the Indonesian Friends of the Earth (WALHI) issued a report (www.eng.walhi.or.id/Kampanye/tambang/frpt-report-May-06/) which alleged that Freeport has committed violations of Indonesian environmental laws and regulations, including the Environmental Management Law of 1997, the Water Quality Management and Water Pollution Control Regulations (2001), and the Hazardous Waste Management Regulations (pp18/1999)

The Company argued that the web address and the statement itself should be excluded because the information contained on the website is materially false or misleading because it makes false allegations of environmental damage and breaches of law, citing only "unreleased company and government reports." This argument must also fail. The following introductory explanation from the WALHI Report shows that the material is based on reliable and responsible sources, and therefore, is not materially false or misleading:

2.1 Scope and Methods of this Report

...There are very few documents containing measurements of environmental parameters related to the Freeport mine, and with the exception of limited governmental sampling, the studies were commissioned or written by Freeport-Rio Tinto itself. The reports are mostly not available to the public. These company produced or commissioned reports tend to present measurements without context, or to paint the impacts of the mine in a carefully sanitised light rather than drawing attention to problems which deserve public and regulatory attention.

* * *

Besides the limited number of documents already made public by Freeport-Rio Tinto, this study gained access to the following sources:

- An Environmental Risk Assessment (ERA) by Parametrix of Washington, USA, commissioned by Freeport-Rio Tinto and presented to the Indonesian government, although not made available to the public.
- Quarterly environmental monitoring reports produced in-house by Freeport and presented to the Indonesian government, although not made available to the public. One report was accessed from each year 2003, 2004, and 2005.
- Internal Environmental Ministry reports based on several field visits, all unpublished except for the report of a 2006 field visit.
- Environmental Ministry correspondence regarding the Freeport operation.
- Interviews with scientists familiar with the types of environmental and related issues arising at Freeport.
- Informal discussions with Ministry of Environment staff and residents of the Timika area.

Data in the above documents was reviewed in relation to published scientific literature on the geographical area and on related biological, toxicity and geological issues.

(4) Whereas, in June, 2006, the Norwegian Ministry of Finance ordered the divestment of Freeport McMoRan stock from the Norwegian national pension fund, citing "serious damage to the river system and parts of the nearby riverine rainforest and ... considerable negative consequences for the indigenous people residing in the area of Freeport's operations." The government also found that "the environmental damage caused by (Freeport's) mining operations is extensive long-term and irreversible."

The Company claims that this statement is misleading because the Council on Ethics for the Government Pension Fund, and not the Norwegian government, made the findings. Fairly read, the statement conveys that the

Norwegian government found the Council's findings credible and adopted them. Indeed, the Norwegian government adopted those findings so much so that it ordered the divestment of Freeport stock.

In summary, Freeport has failed to establish that any of the statements made by the Proponents is untrue or misleading.

Conclusion

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Douglas N. Currault II, Esq.
Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.
201 St. Charles Avenue
New Orleans, Louisiana 70170-5100

JONES WALKER

RECEIVED

2007 FEB 26 AM 10:49

Douglas N. Currault II
Direct Dial 504-582-8412
Direct Fax 504-589-8412
dcurrault@joneswalker.com

February 21, 2007

VIA Overnight Courier

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: Freeport-McMoRan Copper & Gold Inc. -
Shareholder Proposal submitted by the New York City Pension Funds

Ladies and Gentlemen:

This letter supplements our letter dated January 4, 2007 and responds to the letter dated February 4, 2007 filed on behalf of the New York City Pension Funds (the Proponent).

The Proponent only focuses on introductory clauses conceding the Company's implementation of the heart of the Proposal

The Proposal sets forth four introductory or "whereas" clauses followed by the proposal or "resolved" clause. The Proponent argues that the Company's environmental reports do not specifically refer to the four events cited in the Proposal's introductory clauses; however, the Proponent does not address, and thus concedes, the Company's implementation of the heart of the proposal. Specifically the Company's Board of Directors appointed a committee more than ten years ago to review and oversee the Company's environmental policies and practices in Indonesia and the Company has regularly reported to shareholders the impacts that the Company's operations have on the environment, ***all as expressly requested by the "resolved" clause.***

The Company's reports address the topics in the introductory clauses

The Proponent claims that the introductory clauses refer to "four significant events that occurred in 2006." However, the introductory clauses are not "events" much less are they "significant." Moreover, these clauses refer to topics that have been cited by critics in the past, not just in 2006: the Company's tailings disposal (first clause), general allegations of the Company's failure to comply with Indonesia's environmental laws and regulations (second and

JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE L.L.P.

201 ST. CHARLES AVENUE • NEW ORLEANS, LOUISIANA 70170-5100 • 504-582-8000 • FAX 504-582-8583 • E-MAIL info@joneswalker.com • www.joneswalker.com

BATON ROUGE LAFAYETTE NEW ORLEANS WASHINGTON, D.C.

third clauses), and impacts that the Company's operations have on the environment in Indonesia (fourth clause). As noted in our original letter, the Company's reports specifically address all of these issues in detail. We believe that the Company's reports speak for themselves but set forth below a brief review of these introductory clauses:

- ***First Clause.*** The first clause refers to the Company's daily disposal of approximately 230,000 tons of tailings in Indonesia. The Company's reports specifically refer to the Company's daily disposal procedures. Indeed, the "Report on Riverine Tailings Transport" is an entire report on tailings disposal. In addition, the 2005 independent external environmental audit, as well as previous independent environmental audits, concluded that the Company's tailings management program is the best option available.

- ***Second and Third Clauses.*** The second clause contends that Indonesia's Minister of the Environment charged that the Company is operating in violation of government regulations and the third clause refers to an unsubstantiated report issued by an anti-mining organization alleging that the Company has violated Indonesian environmental laws and regulations. The sources of the anti-mining organization are not proven to be reliable, credible or even knowledgeable about the Company's mining practices and environmental policies. In any event, the Company's reports specifically refer to the Company's compliance with environmental laws and regulations and how the Company ensures compliance with those laws and regulations (testing, external audits, voluntary submission to the Environmental Minister's Program for the Pollution Control, Evaluation and Rating environmental audit). Using the Proponent's logic, the only way for the Company to substantially implement this introductory clause would be for it to falsely state that it has violated environmental laws and regulations.

- ***Fourth Clause.*** The fourth clause refers to general allegations of environmental damage. Again, the Company's reports specifically set forth the policies, procedures and practices that the Company uses to ensure that the Company has the information necessary to make decisions about operations to minimize and mitigate environmental impacts.

The Company has a long track record of reporting on its environmental programs

The Proponent contends that the materials provided to shareholders contain "stale" information and that the Company has not presented relevant 2006 information. The Company's reports are hardly stale or outdated – the Company issued the Report on Riverine Tailings Transport in May 2006 and issued both its 2005 Annual Report and 2005 Working Toward Sustainable Development Report in 2006. In addition, the Company's last external audit was in 2005 with the report issued in 2006. Later this year the Company will issue its 2006 Annual Report and, as the Company has done since 1998, its 2006 Working Toward Sustainable Development Report. Those reports will continue to address the Company's environmental programs.

The Company has managed the impact of its operations on the environment in a responsible manner and has a long track record of publicly reporting on its environmental programs. Thus, the Company has included in its public reports, and will include in the future, exactly what the proposal requests – "a review of the Company's environmental policies and practices in Indonesia."

For the reasons stated above and in the Company's letter of January 4, 2007, the Company respectfully requests that the Commission concur with its request for "no-action" relief.

In accordance with Rule 14a-8(j), we submit six copies of this letter and an additional receipt copy. Please return the receipt copy in the enclosed, self-addressed envelope. A copy of this letter is simultaneously being sent to the Proponent.

If you have any questions or require any additional information, please contact me at (504) 582-8412.

Sincerely,

Douglas N. Curault II

DNC/

cc: William C. Thompson, Jr. (via telecopy and U.S. mail)
Janice Silberstein (via email and U.S. mail)
The City of New York Office of the Comptroller
1 Centre Street, Room 602
New York, NY 10007-2341

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and OVERNIGHT COURIER

February 27, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Freeport-McMoRan Copper & Gold Inc.
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

This letter is in brief response to Freeport-McMoRan Copper & Gold Inc.'s reply letter to the Securities and Exchange Commission dated February 21, 2007. As in its January 4, 2007 letter to the Commission, Freeport does not show that any of its "reports" on environmental issues responds in any way to any of the four significant 2006 events/reports identified in the Proposal. The Company, therefore, has not substantially implemented the Proposal, and its no-action request should be denied.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Douglas N. Currault II, Esq.
Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.
201 St. Charles Avenue
New Orleans, Louisiana 70170-5100

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Freeport-McMoRan Copper & Gold Inc.
Incoming letter dated January 4, 2007

The proposal requests that the board appoint a committee to review the company's environmental policies and practices in Indonesia, with a particular reference to environmental damage that may be caused by these operations, and to report to shareholders on the findings of this review.

There appears to be some basis for your view that Freeport-McMoRan may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Freeport-McMoRan omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Freeport-McMoRan relies.

Sincerely,

Derek B. Swanson
Attorney-Adviser

END